
2010

PPG Annual Report
and Form 10-K

Company Profile

PPG Industries' vision is to continue to be the world's leading coatings and specialty products company. Founded in 1883, the company serves customers in industrial, transportation, consumer products, and construction markets and aftermarkets. With headquarters in Pittsburgh, PPG operates in more than 60 countries around the globe. Sales in 2010 were $13.4 billion.



PERFORMANCE COATINGS

- **AEROSPACE.** Leading supplier of transparencies, sealants, coatings and surface solutions, packaging, and chemical management services, serving original equipment manufacturers and maintenance providers for the commercial, military, regional jet and general aviation industries. Also supplies transparent armor for military markets.
- **ARCHITECTURAL COATINGS – AMERICAS AND ASIA/PACIFIC.** Produces paints, stains and specialty coatings for the commercial, maintenance and residential markets under brands such as PPG Pittsburgh Paints™, PPG Porter Paints™, PPG, Master's Mark®, Renner®, Lucite®, Olympic®, Taubmans® and Ivy®.
- **AUTOMOTIVE REFINISH.** Produces and markets a full line of coatings products and related services for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings and specialty coatings for signs.
- **PROTECTIVE AND MARINE COATINGS.** Leading supplier of corrosion-resistant, appearance-enhancing coatings for the marine, infrastructure, petrochemical, offshore and power industries. Produces the Amercoat®, Freitag®, PPG High Performance Coatings and Sigma Coatings® brands.

INDUSTRIAL COATINGS

- **AUTOMOTIVE OEM COATINGS.** Leading supplier of coatings, specialty products and services to automotive, commercial vehicle, fascia and trim manufacturers. Products include electrocoats, primer surfacers, basecoats, clearcoats, liquid applied sound dampeners, bedliner, pretreatment chemicals, adhesives and sealants.
- **INDUSTRIAL COATINGS.** Produces coatings for appliances, agricultural and construction equipment, consumer products, electronics, automotive parts, residential and commercial construction, wood flooring, joinery (windows and doors) and other finished products.
- **PACKAGING COATINGS.** Global supplier of coatings, inks, compounds, pretreatment chemicals and lubricants for metal and plastic containers for the beverage, food, general line and specialty packaging industries.

ARCHITECTURAL COATINGS – EMEA

- **ARCHITECTURAL COATINGS – EMEA (Europe, Middle East and Africa).** Supplier of market-leading paint brands for the trade and retail markets such as Sigma Coatings®, Histor®, Brander®, Boonstoppel®, Rambo®, Seigneurie®, Penitures Gauthier®, Guittet®, Ripolin®, Johnstone's®, Leyland®, Dekoral®, Trinat®, Hera®, Primalex®, Prominent Paints® and Freitag®.

OPTICAL AND SPECIALTY MATERIALS

- **OPTICAL PRODUCTS.** Produces optical monomers and coatings, including CR-39® and Trivex® lens materials, high performance sunlenses, cast sheet transparencies, photochromic dyes and Transitions® photochromic ophthalmic plastic lenses.
- **SILICAS.** Produces amorphous precipitated silicas for tire, battery separator and other end-use applications and Teslin® substrate used in applications such as radio frequency identification (RFID) tags and labels, e-passports, driver's licenses and identification cards.

COMMODITY CHEMICALS

- **CHLOR-ALKALI AND DERIVATIVES.** Produces chlorine, caustic soda and related chemicals for use in chemical manufacturing, pulp and paper production, water treatment, plastics production, agricultural products, pharmaceuticals and many other applications.

GLASS

- **FIBER GLASS.** Manufactures fiber glass reinforcement materials for thermoset and thermoplastic composite applications, serving the transportation, energy, infrastructure and consumer markets. Produces fiber glass yarns for electronic printed circuit boards and specialty applications.
- **FLAT GLASS.** Produces flat glass that is fabricated into products primarily for commercial construction and residential markets, as well as the solar energy, appliance, mirror and transportation industries.



Glass (7%)
Commodity Chemicals (10%)
Performance Coatings (32%)
Optical & Specialty Materials (9%)
Architectural Coatings - EMEA (14%)
Industrial Coatings (28%)

2010 Segment Net Sales

Contents

2010 Financial Highlights 1
Letter From the Chairman 2
Management's Discussion and Analysis 16
Financial and Operating Review 28
Five-Year Digest 82
PPG Shareholder Information 83

2010 Financial Highlights

Average shares outstanding and all dollar amounts except per share data are in millions.



Net Sales
20,000
15,000
10,000
5,000
0
10,938 12,220 15,849 12,239 13,423
06 07 08 09 10
Net Income
1000
800
600
400
200
0
711 834 538 336 769
06 07 08 09 10



Earnings per Share
6
5
4
3
2
1
0
4.27 5.03 3.25 2.03 4.63
06 07 08 09 10



Dividends per Share
2.5
2.0
1.5
1.0
0.5
0.0
1.91 2.04 2.09 2.13 2.18
06 07 08 09 10

FOR THE YEAR	2010	CHANGE	2009
Net Sales	$ 13,423	10 %	$ 12,239
Net Income*	$ 769	129 %	$ 336
Earnings per Share* ‡	$ 4.63	128 %	$ 2.03
Dividends per Share	$ 2.18	2 %	$ 2.13
Return on Average Capital	12.9 %	95 %	6.6 %
Operating Cash Flow	$ 1,310	-3 %	$ 1,345
Capital Spending	$ 341	29 %	$ 265
Research and Development	$ 408	— %	$ 403
Average Shares Outstanding ‡	165.9	— %	165.5
Average Number of Employees	38,300	-4 %	39,900

AT YEAR END	2010	CHANGE	2009
PPG Shareholders' Equity	$ 3,638	-3 %	$ 3,753

* Includes in 2010 an aftertax charge of $85 million, or 51 cents per share, representing a reduction in a deferred tax asset due to tax law changes included in health care legislation enacted in March 2010 that included a provision to reduce the amount of retiree medical costs that will be deductible after Dec. 31, 2012, and an aftertax charge of $8 million, or 4 cents per share, representing the net increase in the value of the company's obligation under its asbestos settlement agreement. Includes in 2009 aftertax charges of $141 million, or 86 cents per share, representing business restructuring and $8 million, or 5 cents per share, representing the net increase in the value of the company's obligation under its asbestos settlement agreement.

‡Assumes dilution.



Board of Directors

Charles E. Bunch
Chairman and Chief Executive Officer, PPG Industries, Inc.

Stephen F. Angel
Chairman, President and Chief Executive Officer, Praxair, Inc.
Nominating and Governance Committee; Technology and Environment Committee

James G. Berges
Partner, Clayton, Dubilier & Rice, and retired President, Emerson Electric Co.
Audit Committee; Nominating and Governance Committee

Hugh Grant
Chairman, President and Chief Executive Officer, Monsanto Company
Nominating and Governance Committee; Officers-Directors Compensation Committee

Victoria F. Haynes
President and Chief Executive Officer, RTI International
Audit Committee; Technology and Environment Committee

Michele J. Hooper
President and Chief Executive Officer, The Directors' Council
Audit Committee; Nominating and Governance Committee

Robert Mehrabian
Chairman, President and CEO, Teledyne Technologies Incorporated
Officers-Directors Compensation Committee; Technology and Environment Committee

Martin H. Richenhagen
Chairman, President and Chief Executive Officer, AGCO Corporation
Audit Committee; Technology and Environment Committee

Robert Ripp
Chairman, Lightpath Technologies, Inc., and former Chairman and CEO, AMP Inc.
Audit Committee; Officers-Directors Compensation Committee

Thomas J. Usher
Non-executive Chairman of the Board, Marathon Oil Corporation
Officers-Directors Compensation Committee; Technology and Environment Committee

David R. Whitwam
Retired Chairman and CEO, Whirlpool Corporation
Nominating and Governance Committee; Officers-Directors Compensation Committee

Operating Committee

Charles E. Bunch*
Chairman and Chief Executive Officer

J. Rich Alexander*
Executive Vice President, Performance Coatings

Pierre-Marie De Leener*
Executive Vice President, Architectural Coatings – EMEA, and President, PPG Europe

Glenn E. Bost II*
Sr. Vice President and General Counsel

Robert J. Dellinger*
Sr. Vice President, Finance, and Chief Financial Officer

Richard C. Elias
Sr. Vice President, Optical and Specialty Materials

Michael H. McGarry
Sr. Vice President, Commodity Chemicals

Cynthia A. Niekamp
Sr. Vice President, Automotive OEM Coatings

Viktoras R. Sekmakas
Sr. Vice President, Industrial Coatings, and President, PPG Asia/Pacific

Aziz Giga
Vice President and Treasurer

Anup Jain
Vice President, Strategic Planning and Corporate Development

J. Craig Jordan
Vice President, Human Resources

Charles F. Kahle
Chief Technology Officer and Vice President, Research and Development, Coatings

David B. Navikas
Vice President and Controller

*Member of the Executive Committee



TESLIN

This sheet is printed on Teslin® SP1000 Blue.

Letter from the Chairman

In the last two quarters of 2010, PPG posted record earnings, and for the full year the company posted very strong earnings, despite sales volume levels that were still $1.2 billion below pre-recession levels. Our performance benefited from the strategic actions we successfully implemented over the past decade and was supplemented by the decisive steps we took during the recession.

We have transformed PPG from a diversified, North American-centric manufacturer to a global coatings, optical products and specialty materials company. As a result, these combined businesses are now twice the size they were 10 years ago, and they comprised 83 percent of PPG's total sales in 2010. In addition, our businesses in emerging regions grew 20 percent in 2010. With sales of nearly $3.6 billion, these regions now account for about 27 percent of the company. The United States and Canada now represent less than 50 percent of our sales, versus 75 percent 10 years ago. This portfolio shift and geographic expansion helped to buoy our company during the recession and has positioned PPG to leverage the current economic recovery.

At PPG, we have emphasized the importance of operational excellence as a key component of delivering strong financial results throughout the business cycle. In 2010, we continued that tradition and embarked upon four key initiatives to bolster our operations.

First, we continued to reduce our cost structure. We completed two previously announced restructuring programs. We also implemented more than $50 million in additional cost savings initiatives, so that to date, we've reduced our annual costs by more than $500 million versus 2008.

Second, we keyed in on restoring our margins, especially in coatings. We were successful in this effort. And, in fact, we boosted margins to above pre-recession levels in nearly all of our business segments.

Third, we focused on improving our supply chains, increasing efficiency, reducing working capital and enhancing cash flow. As a result, PPG's operating working capital as a percent of sales dropped to 19 percent in 2010, versus 21 percent in the previous year and 24 percent in 2008.



Lastly, we continued to invest for profitable growth, with organic capital spending up nearly 30 percent in 2010. During the year, we began construction of a new coatings resin facility in China and expanded the manufacturing capacity of two coatings plants, also in China.

Our financial performance in 2010 is clear evidence that these efforts are bearing fruit. Our earnings per share for 2010 were $4.63, more than double last year and up 42 percent versus 2008. This, combined with our record second half earnings, demonstrates how strongly we are emerging from the recession.

As a result, we continued our strong track record of cash generation. In 2010, PPG returned nearly 75 percent of cash from operations, or nearly $1 billion, to shareholders in the form of dividends and share repurchases. Even during the depth of the recession, PPG did not waiver in its commitment to increase its annual dividend payment. PPG has paid uninterrupted dividends since 1899 and has increased its annual dividend payout for the past 39 years.

As we begin 2011, we expect the economic recovery to strengthen and broaden in most end-use markets and regions. However, construction in the developed regions and in Eastern Europe was depressed throughout 2010 and remains challenging. We also experienced higher coatings raw material costs in 2010, particularly in the second half of the year. As a result, we raised our selling prices over the course of 2010 in all of our businesses, and we are in the process of implementing further pricing initiatives to offset this persistent inflation. If necessary, we intend to take further actions to offset this inflation in 2011. So, our challenges are not behind us. Yet, based on the way we've managed through adversity in the recent past, I believe we'll be able to overcome these obstacles.

What's more, I believe we are only now beginning to see the full earnings power of the company. Today, with a focus on coatings and specialty products, a broader geographic footprint, a leaner organization with a lower cost structure, and an increasingly efficient set of businesses, we are going into 2011 poised to take advantage of the global economic recovery.

Fueling our momentum in 2011, we have the benefit of a strong position of nearly $2 billion in cash and short-term investments. We intend to take a balanced approach to uses for this cash, in addition to the cash we expect to generate in 2011. We expect to continue to return cash to shareholders but we also intend to invest for profitable growth, not only through organic efforts to strengthen our businesses but also through a disciplined process of identifying and pursuing small- to medium-sized acquisitions, primarily in coatings and in emerging regions.

By continuing to implement our strategy, and by maintaining a sharp focus on operational excellence, I'm confident that PPG's performance will improve and accelerate even further, and that we will continue to provide strong value for our shareholders.

Charles E. Bunch
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010 — Commission File Number 1-1687

PPG INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	25-0730780 (I.R.S. Employer Identification No.)
One PPG Place, Pittsburgh, Pennsylvania (Address of principal executive offices)	15272 (Zip code)
Registrant's telephone number, including area code:	412-434-3131

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock – Par Value $1.66 ⅔	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates as of June 30, 2010, was $9,811 million.

As of January 31, 2011, 160,589,140 shares of the Registrant's common stock, with a par value of $1.66⅔ per share, were outstanding. As of that date, the aggregate market value of common stock held by non-affiliates was $13,508 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated By Reference In Part No.
Portions of PPG Industries, Inc. Proxy Statement for its 2011 Annual Meeting of Shareholders	III

PPG INDUSTRIES, INC.
AND CONSOLIDATED SUBSIDIARIES

As used in this report, the terms "PPG," "Company," "Registrant," "we," "us" and "our" refer to PPG Industries, Inc., and its subsidiaries, taken as a whole, unless the context indicates otherwise.

TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	5
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Part II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	26
Item 8.	Financial Statements and Supplementary Data	28
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	72
Item 9A.	Controls and Procedures	72
Item 9B.	Other Information	72
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	72
Item 11.	Executive Compensation	72
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	73
Item 13.	Certain Relationships and Related Transactions, and Director Independence	73
Item 14.	Principal Accounting Fees and Services	73
Part IV		
Item 15.	Exhibits, Financial Statement Schedules	73
Signatures		76

Note on Incorporation by Reference

Throughout this report, various information and data are incorporated by reference from the Company's 2010 Annual Report (hereinafter referred to as "the Annual Report"). Any reference in this report to disclosures in the Annual Report shall constitute incorporation by reference only of that specific information and data into this Form 10-K.

Part I

Item 1. Business

PPG Industries, Inc., incorporated in Pennsylvania in 1883, is comprised of six reportable business segments: Performance Coatings, Industrial Coatings, Architectural Coatings – EMEA (Europe, Middle East and Africa), Optical and Specialty Materials, Commodity Chemicals and Glass. Each of the business segments in which PPG is engaged is highly competitive. The diversification of product lines and worldwide markets served tend to minimize the impact on PPG's total sales and earnings from changes in demand for a particular product line or in a particular geographic area. Refer to Note 25, "Reportable Business Segment Information" under Item 8 of this Form 10-K for financial information relating to our reportable business segments.

Performance Coatings, Industrial Coatings and Architectural Coatings - EMEA

PPG is a major global supplier of protective and decorative coatings. The Performance Coatings, Industrial Coatings and Architectural Coatings – EMEA reportable segments supply protective and decorative finishes for customers in a wide array of end use markets, including industrial equipment, appliances and packaging; factory-finished aluminum extrusions and steel and aluminum coils; marine and aircraft equipment; automotive original equipment; and other industrial and consumer products. In addition to supplying finishes to the automotive original equipment market ("OEM"), PPG supplies refinishes to the automotive aftermarket. PPG also supplies coatings to painting and maintenance contractors and directly to consumers for decoration and maintenance. The coatings industry is highly competitive and consists of a few large firms with global presence and many smaller firms serving local or regional markets. PPG competes in its primary markets with the world's largest coatings companies, most of which have global operations, and many smaller regional coatings companies. Product development, innovation, quality and technical and customer service have been stressed by PPG and have been significant factors in developing an important supplier position by PPG's coatings businesses comprising the Performance Coatings, Industrial Coatings and Architectural Coatings – EMEA reportable segments.

On January 2, 2008, PPG completed the acquisition of SigmaKalon Group ("SigmaKalon"), a worldwide coatings producer based in Uithoorn, Netherlands. The results of operations of SigmaKalon are included in PPG's consolidated financial statements from the acquisition date onward. The businesses acquired from SigmaKalon produce architectural, protective and marine and industrial coatings. The protective and marine and industrial coatings businesses of SigmaKalon are managed as part of PPG's previously existing coatings businesses. The SigmaKalon architectural coatings business in Europe, the Middle East and Africa is reported as a separate reportable business segment known as Architectural Coatings – EMEA since 2008. This business represented about 70% of SigmaKalon's preacquisition sales.

The Performance Coatings reportable segment is comprised of the refinish, aerospace, protective and marine and architectural – Americas and Asia Pacific coatings businesses.

The refinish coatings business supplies coatings products for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings for a wide array of markets and specialty coatings for signs. These products are sold primarily through distributors.

The aerospace coatings business supplies sealants, coatings, technical cleaners and transparencies for commercial, military, regional jet and general aviation aircraft and transparent armor for military land vehicles. PPG supplies products to aircraft manufacturers, maintenance and aftermarket customers around the world both on a direct basis and through a company-owned distribution network.

The protective and marine coatings business supplies coatings and finishes for the protection of metals and structures to metal fabricators, heavy duty maintenance contractors and manufacturers of ships, bridges, rail cars and shipping containers. These products are sold through the company-owned architectural coatings stores, independent distributors and directly to customers.

Product performance, technology, quality, distribution and technical and customer service are major competitive factors in these three coatings businesses.

The architectural coatings-Americas and Asia Pacific business primarily produces coatings used by painting and maintenance contractors and by consumers for decoration and maintenance. These coatings are sold under a number of brands. Architectural coatings – Americas and Asia Pacific products are sold through a combination of company-owned stores, home centers, paint dealers, independent distributors and directly to customers. Price, product performance, quality, distribution and brand recognition are key competitive factors for the architectural coatings business. The architectural coatings-Americas and Asia Pacific business operates about 400 company-owned stores in North America and about 50 company-owned stores in Australia.

The major global competitors of the Performance Coatings reportable segment are Akzo Nobel NV, BASF Corporation, the DuPont Company, the Sherwin-Williams Company, Valspar Corporation and GKN plc. The average number of persons employed by the Performance Coatings reportable segment during 2010 was about 12,000.

The Industrial Coatings reportable segment is comprised of the automotive OEM, industrial and packaging coatings businesses. Industrial, automotive OEM and packaging coatings are formulated specifically for the customers' needs and application methods.

The industrial and automotive OEM coatings businesses sell directly to a variety of manufacturing companies. PPG also supplies adhesives and sealants for the automotive industry and metal pretreatments and related chemicals for industrial and automotive applications. PPG has established alliances with Kansai Paint, Helios Group and Asian Paints Ltd. to serve certain automotive original equipment manufacturers in various regions of the world. PPG owns a 60% interest in PPG Kansai Finishes to serve Japanese-based automotive OEM customers in North America and Europe. PPG owns a 60% interest in PPG Helios Ltd. to serve Russian-based automotive OEM customers in Russia and the Ukraine. PPG and Asian Paints currently each own a 50% interest in Asian PPG Paints to serve global and domestic-based automotive OEM customers in India. In January of 2011, PPG announced that it plans to expand the Asian PPG Paints joint venture and also create a second 50-50 joint venture with Asian Paints. The expansion of the existing joint venture will expand its scope to serve India's industrial liquid, marine and consumer packaging coatings markets. The new venture will serve the protective, industrial powder, industrial containers and light industrial coatings markets. These transactions are subject to Indian regulatory approvals and are expected to be completed during 2011. PPG and Asian Paints have agreed that PPG will lead the existing joint venture and Asian Paints will lead the new venture.

The packaging coatings business supplies coatings and inks to the manufacturers of aerosol, food and beverage containers.

Product performance, technology, quality and technical and customer service are major competitive factors in the industrial coatings businesses. The major global competitors of the Industrial Coatings reportable segment are Akzo Nobel NV, BASF Corporation, the DuPont Company, Valspar Corporation and Nippon Paint. The average number of persons employed by the Industrial Coatings reportable segment during 2010 was about 7,900.

The Architectural Coatings – EMEA business supplies a variety of coatings under a number of brands and purchased sundries to painting contractors and consumers in Europe, the Middle East and Africa. Architectural Coatings – EMEA products are sold through a combination of about 600 company-owned stores, home centers, paint dealers, independent distributors and directly to customers. Price, product performance, quality, distribution and brand recognition are key competitive factors for this business. The major competitors of the Architectural Coatings – EMEA reportable segment are Akzo Nobel NV and Materis Paints. The average number of persons employed by the Architectural Coatings – EMEA reportable segment during 2010 was about 8,200.

Optical and Specialty Materials

PPG's Optical and Specialty Materials reportable segment is comprised of the optical products and silicas businesses. The primary Optical and Specialty Materials products are *Transitions*® lenses, optical lens materials and high performance sunlenses; amorphous precipitated silicas for tire, battery separator and other end-use markets; and *Teslin*® substrate used in such applications as radio frequency identification (RFID) tags and labels, e-passports, drivers' licenses and identification cards. *Transitions*® lenses are processed and distributed by PPG's 51%-owned joint venture with Essilor International. In the Optical and Specialty Materials businesses, product quality and performance, branding, distribution and technical service are the most critical competitive factors. The major global competitors of the Optical and Specialty Materials reportable segment are Vision-Ease Lens, Corning, Inc., Acomon AG, Mitsui Chemicals, Inc., Rhodia, S.A. and Evonik Industries, A.G. The average number of persons employed by the Optical and Specialty Materials reportable business segment during 2010 was about 2,900.

Commodity Chemicals

PPG is a producer and supplier of basic chemicals. The Commodity Chemicals reportable segment produces chlor-alkali and derivative products, including chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, calcium hypochlorite, ethylene dichloride, hydrochloric acid and phosgene derivatives. Most of these products are sold directly to manufacturing companies in the chemical processing, rubber and plastics, paper, minerals, metals and water treatment industries. PPG competes with six other major producers of chlor-alkali products, including The Dow Chemical Company, Formosa Plastics Corporation, U.S.A., Georgia Gulf Corporation, Olin Corporation, Occidental Chemical Corporation and Shintech, Inc. Price, product availability, product quality and customer service are the key competitive factors. The average number of persons employed by the Commodity Chemicals reportable business segment during 2010 was about 2,000.

Glass

PPG is a producer of flat glass in North America and a global producer of continuous-strand fiber glass. The Glass reportable business segment is comprised of the flat glass (formerly known as performance glazings) and fiber glass businesses. PPG's major markets are commercial and residential construction and the wind energy, energy infrastructure, transportation and electronics industries. Most glass products are sold directly to manufacturing companies. PPG manufactures flat glass by the float process and fiber glass by the continuous-strand process.

The bases for competition in the Glass businesses are price, quality, technology and customer service. The Company competes with four major producers of flat glass including Asahi Glass Company, Cardinal Glass Industries, Guardian Industries and NSG Pilkington, and six major producers of fiber glass throughout the world, including Owens Corning-Vetrotex, Jushi Group, Johns Manville Corporation, CPIC Fiberglass, AGY and Taishan Fiberglass. The average number of persons employed by the Glass reportable business segment during 2010 was about 3,100.

Historically, the Glass reportable segment included the automotive glass and services business. In September 2008, PPG completed a transaction by which it divested a majority interest in the automotive glass and services business. The results of this business through September 30, 2008 are reported as part of the Glass reportable segment in the consolidated financial statements under Item 8 of this Form 10-K. See Note 3, "Divestiture of Automotive Glass and Services Business" under Item 8 for additional information.

Raw Materials and Energy

The effective management of raw materials and energy is important to PPG's continued success. Our primary energy cost is natural gas used in our Commodity Chemicals and Glass businesses. Inclusive of the impact of PPG's natural gas hedging activities, PPG's 2010 natural gas cost decreased 12% in the U.S. compared to 2009.

During 2010, the incremental cost of coatings raw materials due to inflation was approximately $210 million. This compares to a benefit from lower coatings raw material prices of $150 million in 2009 and to raw material inflation of $150 million in 2008. Many of our coatings raw materials are petroleum based and changes in pricing for these raw materials traditionally lag oil price fluctuations by several months. While crude oil prices remained relatively stable through most of the year, the tightness of supply of several key raw materials along with unanticipated, stronger global demand drove market price increases in nearly all major coatings raw material categories. In addition, the adverse effects of a significant number of supplier disruptions, including *force majeure* declarations by key suppliers across most of our product portfolio, strained our supply chains and encouraged higher prices.

The Company's most significant raw materials are titanium dioxide, solvents and epoxy and other resins in the Coatings businesses; lenses, sand and soda ash in the Optical and Specialty Materials businesses; brine and ethylene in the Commodity Chemicals business; and sand, clay and soda ash in the Glass businesses. Energy is a significant production cost in the Commodity Chemicals and Glass businesses. Most of the raw materials and energy used in production are purchased from outside sources, and the Company has made, and plans to continue to make, supply arrangements to meet the planned operating requirements for the future. Supply of critical raw materials and energy is managed by establishing contracts, multiple sources, and identifying alternative materials or technology whenever possible. The Company is continuing its aggressive sourcing initiatives to support its continuous efforts to find the lowest raw material costs. These initiatives include reformulation of certain of our products using both petroleum-derived and bio-based materials as part of a product renewal strategy. Another initiative is to qualify multiple and local sources of supply, including suppliers from Asia and other lower cost regions of the world.

We are subject to existing and evolving standards relating to the registration of chemicals that impact or could potentially impact the availability and viability of some of the raw materials we use in our production processes. Our ongoing global product stewardship efforts are directed at maintaining our compliance with these standards.

In December 2006, the European Union ("EU") member states adopted new comprehensive chemical management legislation known as "REACH" (Registration, Evaluation, and Authorization of Chemicals). REACH applies to all chemical substances manufactured or imported into the EU in quantities of one metric ton or more annually and will require the registration of approximately 30,000 chemical substances with the European Chemicals Agency. PPG met the requirements for pre-registration of such chemicals that ended on December 1, 2008. Additionally, REACH requires the registration of these substances, entailing the filing of extensive data on their potential risks to human health and the environment. Registration activities are occurring in three phases over an 11-year period, based on tonnage and level of concern. The first registration deadline was December 1, 2010. Subsequent phases end in 2013 and 2018. In the case of chemicals with a high level of concern, the regulation calls for progressive substitution unless no alternative can be found; in these cases, authorization of the chemicals will be required.

PPG has established a dedicated organization to manage REACH implementation. We have continued to review of our product portfolio, worked closely with our suppliers to assure their commitment to register substances in our key raw materials and begun preparation for registration of substances in PPG manufactured or imported raw materials. We will continue to work with our suppliers to understand the future availability and viability of the raw materials we use in our production processes.

Compliance with the REACH legislation will result in increased costs due to registration costs, product testing and reformulation, risk characterization and participation in Substance Information Exchange Forums ("SIEFs") required to coordinate registration dossier preparation. PPG identified 10 substances that required registration in 2010 and engaged with other key companies through SIEFs to develop the required registration dossiers. The costs for 2013 and 2018 registrations and potential additional future testing in support of 2010 registrations are currently unclear; however, our current estimate of the total spend during 2011-2018 is in the range of $25 million to $40 million. We anticipate that some current raw materials and products will be subject to the REACH authorization process and believe that we will be able to demonstrate adequate risk management for the use and application of the majority of such substances.

Research and Development

Technology innovation has been a hallmark of PPG's success throughout its history. Research and development costs, including depreciation of research facilities, were $408 million, $403 million and $468 million during 2010, 2009 and 2008, respectively. These costs totaled approximately 3% of sales in each year of the period from 2008 to 2010. PPG owns and operates several facilities to conduct research and development relating to new and improved products and processes. Additional process and product research and development work is also undertaken at many of the Company's manufacturing plants. As part of our ongoing efforts to manage our formulations and raw material costs effectively, we operate a global competitive sourcing laboratory in China. We have obtained government funding of a small portion of the Company's research efforts and we will continue to pursue government funding. Because of the Company's broad array of products and customers, PPG is not materially dependent upon any single technology platform.

Patents

PPG considers patent protection to be important. The Company's reportable business segments are not materially dependent upon any single patent or group of related patents. PPG earned $58 million in 2010, $45 million in 2009 and $52 million in 2008 from royalties and the sale of technical know-how.

Backlog

In general, PPG does not manufacture its products against a backlog of orders. Production and inventory levels are geared primarily to projections of future demand and the level of incoming orders.

Non-U.S. Operations

PPG has a significant investment in non-U.S. operations. This broad geographic footprint serves to lessen the significance of economic impacts occurring in any one region. As a result of our expansion outside the U.S., we are subject to certain inherent risks, including economic and political conditions in international markets and fluctuations in foreign currency exchange rates.

Our sales generated by products sold in the developed and emerging regions of the world over the past three years are summarized below:

(millions)	Sales		
	2010	2009	2008
United States, Canada, Western Europe	$ 9,837	$ 9,252	$12,420
Latin America, Eastern Europe, Middle East, Africa, Asia	3,586	2,987	3,429
Total	$13,423	$12,239	$15,849

Seasonality

PPG's earnings are typically greater in the second and third quarters and cash flow from operations is greatest in the fourth quarter due to end-use market seasonality, primarily in PPG's architectural coatings businesses. Demand for PPG's architectural coatings products is typically strongest in the second and third quarters due to higher home improvement, maintenance and construction activity during the spring and summer months in North America and Europe. This higher activity level results in higher outstanding receivables that are collected in the fourth quarter generating higher fourth quarter cash flow.

Employee Relations

The average number of persons employed worldwide by PPG at December 31, 2010 was 38,300. The Company has numerous collective bargaining agreements throughout the world. While we have experienced occasional work stoppages as a result of the collective bargaining process and may experience some work stoppages in the future, we believe we will be able to negotiate all labor agreements on satisfactory terms. To date, these work stoppages have not had a significant impact on PPG's operating results. Overall, the Company believes it has good relationships with its employees.

Environmental Matters

PPG is subject to existing and evolving standards relating to protection of the environment. Capital expenditures for environmental control projects were $16 million, $27 million and $15 million in 2010, 2009 and 2008, respectively. It is expected that expenditures for such projects in 2011 will be in the range of $15 - $20 million. Although future capital expenditures are difficult to estimate accurately because of constantly changing regulatory standards and policies, it can be anticipated that environmental control standards will become increasingly stringent and the cost of compliance will increase.

PPG completed the conversion of its Lake Charles, La., mercury cell chlor-alkali unit to membrane cell technology in 2007. PPG currently operates one remaining mercury cell production unit located in Natrium, W.Va. This unit constitutes approximately 4% of PPG's total chlor-alkali production capacity.

PPG is negotiating with various government agencies concerning 106 current and former manufacturing sites and offsite waste disposal locations, including 22 sites on the National Priority List. While PPG is not generally a major contributor of wastes to these offsite waste disposal locations, each potentially responsible party may face governmental agency assertions of joint and several liability. Generally, however, a final allocation of costs is made based on relative contributions of wastes to the site. There is a wide range of cost estimates for cleanup of these sites, due largely to uncertainties as to the nature and extent of their condition and the methods that may have to be employed for their remediation. The Company has established reserves for onsite and offsite remediation of those sites where it is probable that a liability has been incurred and the amount can be reasonably estimated. As of December 31, 2010 and 2009, PPG had reserves for environmental contingencies totaling $272 million and $287 million, respectively, of which $83 million and $59 million, respectively, were classified as current liabilities. Pretax charges against income for environmental remediation costs in 2010, 2009 and 2008 totaled $21 million, $11 million and $15 million, respectively. Cash outlays related to such environmental remediation aggregated $34 million, $24 million and $24 million in 2010, 2009 and 2008, respectively. The impact of foreign currency translation decreased the liability by $2 million in 2010 and increased the liability by $1 million in 2009. Environmental remediation of a former chromium manufacturing plant site and associated sites in Jersey City, N.J. (which we refer to as "New Jersey Chrome"), represents the major part of our existing reserves. Included in the amounts mentioned above were $168 million and $188 million in reserves at December 31, 2010 and 2009, respectively, associated with all New Jersey chromium sites.

The Company's experience to date regarding environmental matters leads PPG to believe that it will have continuing expenditures for compliance with provisions regulating the protection of the environment and for present and future remediation efforts at waste and plant sites. Management anticipates that such expenditures will occur over an extended period of time.

Our continuing efforts to analyze and assess the environmental issues associated with a former chromium manufacturing plant site located in Jersey City, N.J., and the Calcasieu River Estuary located near our Lake Charles, La. chlor-alkali plant resulted in a pre-tax charge of $173 million in the third quarter of 2006 for the estimated costs of remediating these sites. These charges for estimated environmental remediation costs in 2006 were significantly higher than PPG's historical range. Excluding 2006, pre-tax charges against income have ranged between $10 million and $35 million per year for the past 15 years. We anticipate that charges against income in 2011 for environmental remediation costs will be within this historical range.

In management's opinion, the Company operates in an environmentally sound manner, is well positioned, relative to environmental matters, within the industries in which it operates and the outcome of these environmental contingencies will not have a material adverse effect on PPG's financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized. See Note 16, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K for additional information related to environmental matters.

Public and governmental concerns related to climate change continue to grow, leading to efforts to limit the greenhouse gas ("GHG") emissions believed to be responsible. These concerns were reflected in the 2005 framework for GHG reduction under the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("UNFCCC"). The Kyoto Protocol was adopted by many countries where PPG operates, including the European Union and Canada, though not by the U.S. The European Union implemented a cap and trade approach with a mandatory emissions trading scheme for GHGs. In December 2007, delegates to the UNFCCC reached agreement on development of a plan for the second phase of Kyoto, which culminated in the Copenhagen Accord in December 2009. The Copenhagen Accord requires Annex I Parties (economically developed countries) to further strengthen the emission reductions initiated by the Kyoto Protocol by submitting economy-wide emission targets for 2020. PPG has operations in many of these countries. However, there are indications that some influential Annex 1 and Non-Annex 1 countries may decide to reduce their emission targets or forego signing the Accord thereby putting the future of the entire Climate Change Convention into question.

A substantial portion of PPG's GHG emissions are generated by locations in the U.S., where considerable legislative and regulatory activity took place during 2009. As a result of a U.S. Supreme Court ruling in April 2007 declaring that GHGs are air pollutants covered by the Clean Air Act, the United States Environmental Protection Agency ("USEPA") proposed and later finalized in December 2009 an Endangerment Finding that GHG emissions "threaten public health and welfare of current and future generations." Based on the Endangerment Finding, the USEPA proposed then finalized new, "tailored" thresholds for GHG emissions that define when Clean Air Act New Source Review and title V operating permit programs would be required for new or existing industrial facilities. These rules impose new permit requirements on PPG facilities emitting more than 100,000 tons of GHGs per year as well as on new equipment installations that will emit more than 75,000 tons of GHGs per year. The U.S. federal government has committed to a 17% economy-wide emission reduction target below 2005 levels by 2020. The potential impact on PPG of the implementation of these requirements will not be known until related guidelines are proposed and finalized.

With the enactment of USEPA's own GHG reporting, verification, and permitting regulations, PPG made the decision to withdraw from the U. S. based Climate Registry program. With formal regulations in place, PPG no longer saw sufficient value in continuing to belong and pay dues to the voluntary program. Also in 2010, USEPA announced their decision to disband their own voluntary Climate Leaders program, of which PPG had been a member. PPG has, and will continue to, annually report our global GHG emissions to the voluntary Climate Disclosure project, which has ranked PPG as a leader in emissions disclosures and reduction.

Energy prices and supply continue to be a concern for major energy users. Since PPG's GHG emissions arise principally from combustion of fossil fuels, PPG has for some time recognized the desirability of reducing energy consumption and GHG generation. We committed under the Business Roundtable's Climate RESOLVE program to reduce our GHG intensity (GHGs produced per million dollars of revenue) by 18% between 2002 and 2012. PPG achieved this target in 2006, six years ahead of schedule. Additionally, in 2007 PPG announced new corporate targets, namely (i) a reduction in energy intensity by 25% from 2006 to 2016 and (ii) a 10% absolute reduction in GHG emissions from 2006 to 2011. PPG has joined the U.S. Department of Energy Save Energy Now LEADER Program reinforcing the company's voluntary efforts to significantly reduce its industrial energy intensity. Recognizing the continuing importance of this matter, PPG has a senior management group with a mandate to guide the Company's progress in this area.

PPG's public disclosure on energy security and climate change can be viewed in our Sustainability Report *http://corporateportal.ppg.com/ppg/csr* or at the Carbon Disclosure Project *www.cdproject.net.*

Available Information

The Company's website address is *www.ppg.com*. The Company posts, and shareholders may access without charge, the Company's recent filings and any amendments thereto of its annual reports on Form 10-K, quarterly reports on Form 10-Q and its proxy statements as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission ("SEC"). The Company also posts all financial press releases and earnings releases to its website. All other reports filed or furnished to the SEC, including reports on Form 8-K, are available via direct link on PPG's website to the SEC's website, *www.sec.gov*. Reference to the Company's and SEC's websites herein does not incorporate by reference any information contained on those websites and such information should not be considered part of this Form 10-K.

Item 1A. Risk Factors

As a global manufacturer of coatings, chemicals and glass products, we operate in a business environment that includes risks. These risks are not unlike the risks we have faced in the recent past. Each of the risks described in this section could adversely affect our operating results, financial position and liquidity. While the factors listed here are considered to be the more significant factors, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles which may adversely affect our business.

Increases in prices and declines in the availability of raw materials could negatively impact our financial results.

Our financial results are significantly affected by the cost of raw materials and energy, including natural gas. Changes in natural gas prices have a significant impact on the financial performance of our Commodity Chemicals and Glass businesses. Each one-dollar change in our unit cost of natural gas per million British Thermal Units ("mmbtu") has a direct impact of approximately $60 million to $70 million on our annual operating costs. In 2010, our natural gas costs on average decreased almost 12% in the U.S. compared to 2009 levels. Year-over-year coatings raw material costs increased approximately $210 million following a decline of approximately $150 million in 2009. This increase in costs, which was partially linked to increased oil prices later in 2010, was driven by stronger emerging region demand, supply disruptions and lack of increased supplier capacity. Increases occurred in all regions of the world, with the most significant impact in North America and Europe.

We also import raw materials and intermediates, particularly for use at our manufacturing facilities in the emerging regions of the world. In most cases, those imports are priced in the currency of the supplier and, therefore, if that currency strengthens against the currency of our manufacturing facility, our margins are at risk of being lowered.

Additionally, certain raw materials are critical to our production processes. These include titanium dioxide, solvents and epoxy and other resins in the Coatings businesses; lenses, sand and soda ash in the Optical and Specialty Materials businesses; brine and ethylene in the Commodity Chemicals business; and sand, clay and soda ash in the Glass businesses. We have made, and plan to continue to make, supply arrangements to meet the planned operating requirements for the future. However, an inability to obtain these critical raw materials would adversely impact our ability to produce products and an increase in raw material and energy prices would increase our costs.

The lingering effects of the global recession in certain end-use markets could continue to have a negative impact on our results of operations and cash flows.

During the fourth quarter of 2008, the demand for many of our products in Europe, Asia and Latin America declined significantly as the impact of the recession, which had impacted demand throughout 2008 in the U.S. and U.K. economies, spread globally. Many global industrial end-markets remained depressed for most of 2009. The impact of the recession was felt by all of our businesses but most noticeably by those businesses serving the automotive original equipment, construction, residential and general industrial markets. During 2010, the global economy began to mend; however, the pace of recovery was uneven. Emerging economies rapidly returned to prerecession levels while volume recovery in developed regions was more gradual. There was also a contrast in the various end-use markets with global industrial end-use markets demonstrating a rapid and consistent recovery while construction markets, particularly commercial and residential, in the developed regions and parts of Eastern Europe remained depressed. The outlook for 2011 reflects expectations for the economic recovery to strengthen and broaden. The growth rate in emerging regions is expected to moderate somewhat but still easily outpace developed regions. It is anticipated that the North American recovery will continue with higher industrial activity and modest improvement in construction markets. The recovery rate in Europe is expected to once again lag that of Asia, Latin America and North America, as export growth moderates and further effects are realized from 2010 austerity measures put in place to ease concerns over European governmental debt loads. Construction markets in Western and Eastern Europe are forecasted to improve only slightly in 2011. It is anticipated that global industrial activity will grow, but at a slower rate than 2010 in many industries. Remaining at the current low activity levels in the commercial and residential construction markets of the developed regions and Eastern Europe would continue to result in low demand for many of our products that serve these markets and keep credit risk exposure elevated from customers most impacted by these industries. The extent of or the sustainability of the recovery in the global economy or which end-use markets and developed regions will rebound in 2011 is not known.

We experience substantial competition from certain low-cost regions.

Our flat glass and fiber glass businesses are subject to competition from companies in certain regions of the world, including Asia, Eastern Europe and Latin America, where labor costs are lower than those in the U.S. This could result in lower selling prices or reduced demand for some of our flat glass and fiber glass products.

We are subject to existing and evolving standards relating to the protection of the environment.

We have accrued $272 million for estimated environmental remediation costs that are probable at December 31, 2010. Our assessment of the potential impact of these environmental contingencies is subject to considerable uncertainty due to the complex, ongoing and evolving process of investigation and remediation, if necessary, of such environmental contingencies, and the potential for technological and regulatory developments. As such, in addition to the amounts currently reserved, we may be subject to loss contingencies related to environmental matters estimated to be as much as $200 million to $400 million which is a change from the previously reported range of $200 million to $300 million. This change in estimate relates principally to the cost of New Jersey Chrome and legacy glass manufacturing site remediation. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence.

We are involved in a number of lawsuits and claims, both actual and potential, in which substantial monetary damages are sought.

The results of any future litigation or settlement of such lawsuits and claims are inherently unpredictable, but such outcomes could be adverse and material in amount.

For over 30 years, we have been a defendant in lawsuits involving claims alleging personal injury from exposure to asbestos.

Most of our potential exposure relates to allegations by plaintiffs that PPG should be liable for injuries involving asbestos containing thermal insulation products manufactured by Pittsburgh Corning Corporation ("PC"). PPG is a 50% shareholder of PC. Although we have entered into a settlement arrangement with several parties concerning these asbestos claims as discussed in Note 16, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K, the arrangement remains subject to court proceedings and, if not approved, the outcome could be material to the results of operations of any particular period.

Our products are subject to existing and evolving regulations.

Regulations concerning the composition and use of chemical products continue to evolve. Developments concerning these regulations could potentially impact (i) the availability or viability of some of the raw materials we use in our product formulations and/or (ii) our ability to supply certain products to some customers or markets. Import/ export regulations also continue to evolve and could result in increased costs, slower product movements or additional complexity in our supply chains.

Our international operations expose us to additional risks and uncertainties that could affect our financial results.

PPG has a significant investment in non-U.S. operations. This broad geographic footprint serves to lessen the significance of economic impacts occurring in any one region. As a result of our expansion outside the U.S., we are subject to certain inherent risks, including economic and political conditions in the international markets and fluctuations in foreign currency exchange rates. Our percentage of sales generated in 2010 by products sold in developing regions, including Asia, Eastern Europe, the Middle East, Africa and Latin America was 27%.

As a producer of commodity chemicals, we manufacture and transport certain materials that are inherently hazardous due to their toxic nature.

We have significant experience in handling these materials and take precautions to handle and transport them in a safe manner. However, these materials, if mishandled or released into the environment, could cause substantial property damage or personal injuries resulting in significant legal claims against us. In addition, evolving regulations concerning the security of chemical production facilities and the transportation of hazardous chemicals could result in increased future capital or operating costs.

Business disruptions could have a negative impact on our results of operations and financial condition.

Unexpected events, including supply disruptions, temporary plant and/or power outages, natural disasters and severe weather events, fires, war or terrorist activities, could increase the cost of doing business or otherwise harm the operations of PPG, our customers and our suppliers. It is not possible for us to predict the occurrence or consequence of any such events. However, such events could reduce demand for our products or make it difficult or impossible for us to receive raw materials from suppliers or to deliver products to customers.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters is located in Pittsburgh, Pa. The Company's manufacturing facilities, sales offices, research and development centers and distribution centers are located throughout the world. The Company operates 121 manufacturing facilities in 41 countries. The Company's principal manufacturing and distribution facilities are as follows:

Performance Coatings:	Clayton, Australia; Delaware, Ohio; Dover, Del.; Huntsville, Ala.; Kunshan, China; Stowmarket, United Kingdom; Sylmar, Calif.; about 400 company-owned stores in the United States and about 50 company-owned stores in Australia
Industrial Coatings:	Cieszyn, Poland; Cleveland, Ohio; Oak Creek, Wis.; Tianjin, China; Quattordio, Italy; San Juan del Rio, Mexico; Sumaré, Brazil and Busan, South Korea
Architectural Coatings—EMEA:	Moreuil, France; Ruitz, France; Budapest, Hungary; Amsterdam, Netherlands; Wroclaw, Poland; Birstall, United Kingdom and about 600 company-owned stores, including 195 stores each in France and the United Kingdom
Optical and Specialty Materials:	Barberton, Ohio; Bangkok, Thailand; Lake Charles, La. and Manila, Philippines
Commodity Chemicals:	Lake Charles, La. and Natrium, W. Va.
Glass:	Carlisle, Pa.; Hoogezand, Netherlands; Shelby, N.C. and Wichita Falls, Texas

Including the principal manufacturing facilities noted above, the Company has manufacturing facilities in the following geographic areas:

United States:	34 manufacturing facilities in 20 states.
Other Americas:	9 manufacturing facilities in 5 countries.
EMEA:	51 manufacturing facilities in 25 countries.
Asia:	27 manufacturing facilities in 10 countries.

The Company's principal research and development centers are located in Allison Park, Pa.; Harmarville, Pa.; and Monroeville, Pa.

The Company's headquarters and company-owned paint stores are located in facilities that are leased while the Company's other facilities are generally owned. Our facilities are considered to be suitable and adequate for the purposes for which they are intended and overall have sufficient capacity to conduct business in the upcoming year.

Item 3. Legal Proceedings

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. These lawsuits and claims, the most significant of which are described below, relate to contract, patent, environmental, product liability, antitrust and other matters arising out of the conduct of PPG's current and past business activities. To the extent that these lawsuits and claims involve personal injury and property damage, PPG believes it has adequate insurance; however, certain of PPG's insurers are contesting coverage with respect to some of these claims, and other insurers, as they had prior to the asbestos settlement described below, may contest coverage with respect to some of the asbestos claims if the settlement is not implemented. PPG's lawsuits and claims against others include claims against insurers and other third parties with respect to actual and contingent losses related to environmental, asbestos and other matters.

The results of any future litigation and the above lawsuits and claims are inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the settlement described below does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

For over 30 years, PPG has been a defendant in lawsuits involving claims alleging personal injury from exposure to asbestos. For a description of asbestos litigation affecting the Company and the terms and status of the proposed asbestos settlement arrangement, see Note 16, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K.

As described in Note 16, the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and the U.S. Department of Justice conducted an investigation into violations of U.S. export control laws related to the exportation without the required export license of small quantities (approximately 1,000 gallons) of protective coatings for potential use in Pakistan in 2006. The Company cooperated with the government in this matter. The Company, with the assistance of outside counsel, conducted an investigation into these violations of the U.S. export control laws and responded to administrative and federal grand jury subpoenas. The Company also made disclosures of certain U.S. export control violations to the U.S. Department of Commerce related to this matter.

After reviewing the Company's voluntary self-disclosure, other documents submitted by the Company and the findings of its own investigation, on December 21, 2010 the U.S. Attorney's Office for the District of Columbia and BIS entered into an agreement with the Company and the Company's wholly-owned Chinese subsidiary, PPG Paints Trading (Shanghai) Co., Ltd. ("SPT") to resolve this matter. As part of the settlement, the Company entered into a cooperation and non-prosecution agreement ("NPA") with the Department of Justice under which the U.S. Attorney's Office for the District of Columbia agreed not to bring charges related to this matter against the Company or its affiliates (except SPT as noted below). The Company is required to meet the conditions of the NPA for two years, including reporting any future violations and maintaining an ethics and export compliance program. The Company also agreed to resolve the BIS investigation through the payment of a $750,000 civil penalty and a commitment to satisfy certain compliance and reporting obligations. In addition, SPT pled guilty in U.S. District Court to four charges under U.S. export control laws, paid fines of $3 million for civil and criminal violations, along with $32,319 in criminal forfeitures, and will serve five years of corporate probation. These costs were accrued in the fourth quarter of 2010 and are reported in Other charges in the consolidated statement of income for 2010.

Over the past several years, the Company and others have been named as defendants in several cases in various jurisdictions claiming damages related to exposure to lead and remediation of lead-based coatings applications. PPG has been dismissed as a defendant from most of these lawsuits and has never been found liable in any of these cases.

On March 16, 2009, PPG received a Notice of Intent ("NOI") to file a Citizen Suit under the federal Clean Water Act from the West Virginia Rivers Coalition and Oceana. The NOI alleges that PPG exceeded permitted discharge limits at its Natrium, West Virginia plant. The West Virginia Department of Environmental Protection filed suit in State Court for the permit exceedances covered by the NOI and informed PPG that it intended to seek a civil penalty. Prior to the expiration of the 60-day notice period, a lawsuit was filed in state court by the West Virginia Department of Environmental Protection ("WVDEP") for the same alleged violations described in the Citizen Suit NOI, blocking the Citizen Suit for the time being. Following extensive negotiations with WVDEP, PPG signed a Consent Order on June 10, 2010 to resolve the lawsuit initiated by the agency, which was entered by the court on August 18, 2010. The settlement calls for the payment of a cash civil penalty of $1.02 million in four installments and a commitment to spend an additional $350,000 for supplemental environmental projects. PPG will also be required to complete certain facility improvements designed to ensure the facility's compliance with the mercury limits in its water discharge permit by July 2011, which are designed to achieve compliance with the facility's water discharge permit. The

Company has completed a pilot study to evaluate several wastewater treatment technologies for this purpose. Preliminary engineering design is underway for a treatment system which is currently projected to cost between $4 million and $6 million. The Company has accrued a reserve of $4.2 million at December 31, 2010 related to this matter.

PPG received a Consolidated Compliance Order and Notice of Proposed Penalty ("CO/NOPP") from the Louisiana Department of Environmental Quality ("LDEQ") in February 2006 alleging violation of various requirements of its Lake Charles, La. facility's air permit based largely upon permit deviations self-reported by PPG. The CO/NOPP did not contain a proposed civil penalty. PPG filed a request for hearing and has engaged LDEQ in settlement discussions. Since 2006, PPG has held discussions with LDEQ to try to resolve the CO/NOPP. In April 2009, PPG offered to settle all of its self-reported air permit deviations through the first half of 2008 for a proposed penalty of $130,000. LDEQ responded to this settlement offer by asking PPG to make another offer that includes all self-reported air permit deviations through the end of 2009. PPG has increased its offer to settle this matter to $171,000.

Executive Officers of the Company

Set forth below is information related to the Company's executive officers as of February 17, 2011.

Name	*Age*	*Title*
Charles E. Bunch (a)	61	Chairman of the Board and Chief Executive Officer since July 2005
J. Rich Alexander (b)	55	Executive Vice President, Performance Coatings since August 2010
Pierre-Marie De Leener (c)	53	Executive Vice President, Architectural Coatings, Europe, Middle East and Africa since August 2010 and President, PPG Europe since July 2008
Glenn E. Bost II (d)	58	Senior Vice President and General Counsel since July 2010
Robert J. Dellinger (e)	50	Senior Vice President, Finance and Chief Financial Officer since October 2009
Richard C. Elias (f)	57	Senior Vice President, Optical and Specialty Materials since July 2008
Michael H. McGarry (g)	52	Senior Vice President, Commodity Chemicals since July 2008
Cynthia A. Niekamp (h)	51	Senior Vice President, Automotive Coatings since August 2010
Viktoras R. Sekmakas (i)	50	Senior Vice President, Industrial Coatings since August 2010 and President, PPG Asia/Pacific since March 2009

(a) *Mr. Bunch held the position of President and Chief Operating Officer from July 2002 until July 2005.*

(b) *Mr. Alexander became responsible for also managing the Glass segment in October 2010. Mr. Alexander held the position of Senior Vice President, Performance Coatings from May 2005 to August 2010 and held the position of Vice President, Industrial Coatings from July 2002 through April 2005.*

(c) *Mr. De Leener was appointed to Senior Vice President, Architectural Coatings, Europe, Middle East and Africa upon PPG's acquisition of SigmaKalon Group on January 2, 2008. He previously served as Chief Executive Officer of SigmaKalon Group from 1999 until January 2008.*

(d) *Mr. Bost held the position of Vice President and Associate General Counsel from July 2006 through June 2010. Previously, Mr. Bost served as Associate General Counsel, Operations from July 2005 through June 2006 and Assistant General Counsel, Operations from September 2000 through June 2005.*

(e) *Mr. Dellinger held the position of Senior Vice President, Finance and Chief Financial Officer Designate from September 2009 through October 2009. Prior to joining PPG, he held the position of Executive Vice President and Chief Financial Officer from October 2005 to September 2008 at Delphi Corporation and Executive Vice President and Chief Financial Officer from June 2002 through September 2005 at Sprint Corporation.*

(f) *Mr. Elias held the position of Vice President, Optical Products from April 2000 until June 2008.*

(g) *Mr. McGarry held the positions of Vice President, Coatings, Europe and Managing Director, PPG Europe from July 2006 through June 2008; and the position of Vice President, Chlor-Alkali and Derivatives from March 2004 through June 2006.*

(h) *Ms. Niekamp was appointed Vice President, Automotive Coatings in January 2009 when she joined PPG from BorgWarner, Inc. She previously served as President of BorgWarner's TorqTransfer Systems business from 2004 until 2008.*

(i) *In addition to serving as President, Asia/Pacific, Mr. Sekmakas held the position of Vice President Industrial Coatings from March 2010 through July 2010. He was appointed President, Asia/Pacific in March 2009. Previously, Mr. Sekmakas, served as Vice President, Asia/Pacific from July 2006 through February 2009, Managing Director, Coatings and General Manager Industrial Coatings – Asia from March 2005 through June 2006 and General Manager Asia/Pacific Industrial Coatings from April 2001 through February 2005.*

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The information required by Item 5 regarding market information, including stock exchange listings and quarterly stock market prices, dividends and holders of common stock is included in Exhibit 13.1 filed with this Form 10-K and is incorporated herein by reference. This information is also included in the PPG Shareholder Information on page 83 of the Annual Report to shareholders.

Directors who are not also officers of the Company receive common stock equivalents pursuant to the PPG Industries, Inc., Deferred Compensation Plan for Directors ("PPG Deferred Compensation Plan for Directors"). Common stock equivalents are hypothetical shares of common stock having a value on any given date equal to the value of a share of common stock. Common stock equivalents earn dividend equivalents that are converted into additional common stock equivalents but carry no voting rights or other rights afforded to a holder of common stock. The common stock equivalents credited to directors under this plan are exempt from registration under Section 4(2) of the Securities Act of 1933 as private offerings made only to directors of the Company in accordance with the provisions of the plan.

Under the PPG Deferred Compensation Plan for Directors, each director may elect to defer the receipt of all or any portion of the compensation paid to such director for serving as a PPG director. All deferred payments are held in the form of common stock equivalents. Payments out of the deferred accounts are made in the form of common stock of the Company (and cash as to any fractional common stock equivalent). The directors, as a group, were credited with 15,647; 22,103; and 9,751 common stock equivalents in 2010, 2009 and 2008, respectively, under this plan. The values of the common stock equivalents, when credited, ranged from $60.36 to $80.90 in 2010, $34.34 to $58.51 in 2009 and $43.89 to $67.77 in 2008.

Issuer Purchases of Equity Securities

The following table summarizes the Company's stock repurchase activity for the three months ended December 31, 2010:

Month	*Total Number of Shares Purchased*	*Average Price Paid per Share*	*Total Number of Shares Purchased as Part of Publicly Announced Programs*[1]	*Maximum Number of Shares that May Yet Be Purchased Under the Programs*
October 2010				
Repurchase programs	360,000	$76.77	360,000	12,762,726
Other transactions[2]	74,944	77.32		
November 2010				
Repurchase programs	1,707,746	77.42	1,707,746	11,054,980
Other transactions[2]	9,255	77.53		
December 2010				
Repurchase programs	1,829,592	82.52	1,829,592	9,225,388
Other transactions[2]	21,102	81.48		
Total quarter ended December 31, 2010				
Repurchase programs	3,897,338	$79.75	3,897,338	9,225,388
Other transactions[2]	105,301	78.17		

(1) These shares were repurchased under a 5 million share repurchase program approved by PPG's Board of Directors in December 2009 as well as an additional 10 million share repurchase program approved in October 2010. The December 2009 repurchase program was concluded in December 2010. The October 2010 repurchase program has no expiration date.

(2) Includes shares withheld or certified to in satisfaction of the exercise price and/or tax withholding obligation by holders of employee stock options who exercised options granted under the Company's equity compensation plans.

Item 6. Selected Financial Data

The information required by Item 6 regarding the selected financial data for the five years ended December 31, 2010 is included in Exhibit 13.2 filed with this Form 10-K and is incorporated herein by reference. This information is also reported in the Five-Year Digest on page 82 of the Annual Report to shareholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance in 2010 compared with 2009

Performance Overview

Our sales in 2010 totaled $13.4 billion compared to $12.2 billion in 2009. The sales increase totaled 10%. Sales increased 8% due to higher sales volumes in all reportable segments, except Architectural Coatings - EMEA, reflecting the partial recovery from the impact of the global recession on demand, 1% due to higher selling prices and the remainder due to foreign currency and acquisitions.

Cost of sales, exclusive of depreciation and amortization, increased by $675 million in 2010 to $8,214 million compared to $7,539 million in 2009. Cost of sales as a percentage of sales was 61.2% in 2010 compared to 61.6% in 2009. The negative impact of inflation on cost of sales in 2010 was offset by increases in selling prices and lower manufacturing costs. The incremental sales volume in 2010 delivered an above average gross margin. These factors combined to produce the reduction in cost of sales as a percentage of sales.

Selling, general and administrative expenses increased by $43 million in 2010 compared to 2009 due to higher sales volumes, inflation and currency, offset partially by specific overhead cost reduction actions. Selling, general and administrative costs as a percentage of sales were 22.2% in 2010, down from 24.0% in 2009.

During the first quarter of 2009, the Company finalized a restructuring plan that was focused on further reducing PPG's global cost structure. The Company recorded a charge of $186 million for the cost of these restructuring actions.

Other charges increased by $19 million due principally to higher environmental remediation expense compared with the prior year.

Other earnings increased by $36 million in 2010 due primarily to higher equity earnings and royalties, offset partially by the absence of gains on non-operating asset sales that occured in 2009.

The effective tax rate on pretax earnings in 2010 was 32.0% compared to 31.0% in 2009. The 2010 rate includes expense of $85 million resulting from the reduction of our previously provided deferred tax asset related to our liability for retiree medical costs. The deferred tax asset needed to be reduced because the healthcare legislation enacted in March 2010 included a provision that reduces the amount of retiree medical costs that will be deductible after December 31, 2012. The 2010 rate also includes a $5 million benefit as a result of enacted changes in statutory tax rates outside the U.S. and a tax benefit of 38% on the adjustment to increase the current value of the Company's obligation relating to asbestos claims under the proposed settlement, as discussed in Note 16, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K. The rate was approximately 26% on the remaining pretax earnings in 2010.

The 2009 rate includes a tax benefit of $2 million related to audit settlements and a tax benefit of 24.5% related to the business restructuring charge. The rate for 2009 also includes a tax benefit of 38% on the adjustment to increase the current value of the Company's obligation relating to asbestos claims. The rate was approximately 30% on the remaining pretax earnings in 2009.

The decrease in the tax rate on the remaining pretax earnings in 2010 is mainly the result of shifts in the geographic mix of pretax earnings to lower taxed regions of the world.

Net income (attributable to PPG) and earnings per share – assuming dilution (attributable to PPG) for 2010 and 2009 are summarized below:

(Millions, except per share amounts)		
Year ended December 31, 2010	*Net Income*	
	$	*EPS*
Net income (attributable to PPG)	$769	$4.63
Net income (attributable to PPG) includes:		
Charges related to:		
Change in U. S. Tax Law (U. S. Patient Protection and Affordable Care Act)	85	0.51
Asbestos settlement – net[(1)]	8	0.04

(Millions, except per share amounts)		
Year ended December 31, 2009	*Net Income*	
	$	*EPS*
Net income (attributable to PPG)	$336	$2.03
Net income (attributable to PPG) includes:		
Charges related to:		
Business restructuring	141	0.86
Asbestos settlement – net[(1)]	8	0.05

(1) Net increase in the current value of the Company's obligation relating to asbestos claims under the proposed asbestos settlement.

Results of Reportable Business Segments

	Net sales		*Segment income (loss)*	
(Millions)	2010	2009	2010	2009
Performance Coatings	$4,281	$4,095	$661	$551
Industrial Coatings	3,708	3,068	378	159
Architectural Coatings – EMEA	1,874	1,952	113	128
Optical and Specialty Materials	1,141	1,002	307	235
Commodity Chemicals	1,434	1,273	189	152
Glass	985	849	74	(39)

Performance Coatings sales increased $186 million or 5% in 2010. Sales improved 3% due to improved pricing and 2% due to the effects of currency, along with slight volume increases. Volume increases in the refinish, aerospace and protective and marine coatings businesses were offset by a mid-single digit percentage volume decline in the architectural-Americas and Asia Pacific coatings business. Segment income in 2010 increased $110 million lead by the automotive refinish, protective and marine coatings and aerospace businesses. The negative earnings impact of inflation was offset by favorable pricing and lower manufacturing costs. Lower overhead costs and the improved margin mix from volume growth in the refinish, aerospace and protective and marine coatings businesses drove the increased segment earnings.

Industrial Coatings sales increased $640 million or 21% in 2010. Sales increased 19% due to higher sales volumes, most notably in the automotive OEM business and the industrial business's emerging regions, reflecting the gradual recovery from the global recession. Sales also increased due to favorable pricing and the impact of foreign currency translation. Segment income improved $219 million in 2010, including about $260 million due to increased volumes, partially offset by the negative impact of inflation net of increases in selling prices and lower manufacturing and overhead costs.

Architectural Coatings - EMEA sales decreased $78 million or 4% in 2010. Sales decreased 4% due to the negative impact of foreign currency translation. A mid-single digit percentage decline in sales volume was offset by increases in selling prices and the impact of acquisitions. Segment income decreased $15 million in 2010. The earnings impact of lower sales volumes and mix combined with inflation were not fully offset by lower overhead costs and higher selling prices.

Optical and Specialty Materials sales increased $139 million or 14% in 2010 due primarily to increased volumes in both the optical and silicas businesses. Segment income increased $72 million in 2010. The increase in segment income was primarily the result of higher sales volumes, which was partially offset by higher selling and advertising costs to support the increased optical volumes.

Commodity Chemicals sales increased $161 million or 13% in 2010. Sales improved 15% due to higher volumes, partially offset by a 3% decline in pricing for the year. The impact of foreign currency translation was slightly positive. Segment income increased $37 million in 2010 due to higher volumes as well as favorable manufacturing and overhead costs. Factors that contributed to offsetting some of the earnings improvement were lower pricing and cost inflation.

Glass sales increased $136 million or 16% in 2010. The increase in sales was due to higher sales volumes in the fiber glass business partially offset by lower flat glass pricing. Segment income increased $113 million in 2010 due to the higher fiber glass sales volumes, lower manufacturing costs and higher equity earnings, partially offset by lower flat glass pricing.

Outlook

In 2010, the global economy continued to mend from the severe recession that began during 2008 and continued through most of 2009. The pace of recovery was uneven, with emerging economies rapidly returning to prior activity levels, while volume recovery in many developed economies has been gradual and has not yet returned to 2008 levels. There was also a contrast in the pace of recovery by end-market. Global industrial end-markets, which were some of the most significantly impacted end-markets during the recession, demonstrated a more rapid and consistent recovery throughout the year in nearly all regions. Activity levels in construction markets in the developed regions remained challenging, but rose in many emerging regions. Despite the recovery, activity levels in most developed regions still remain well below pre-recession levels, while emerging regions are at or above pre-recession levels. After falling in 2009 due to the recession, global prices of energy and many related commodities rose in 2010 in recognition of the stronger demand from the gradual economic recovery while supplies of many materials were tight.

The North American economy generally followed the global trends with improving industrial activity, including nearly 40 percent growth in automotive OEM production, versus a recession-impacted 2009. Automotive production and sales levels were very consistent throughout the year. Construction markets in North America showed initial signs of a potential recovery early in the year, but demand faded, and annual activity levels were negative once again in both the residential and commercial construction segments. Recovery was evident in other end-markets, such as aerospace, transportation and consumer products. Despite the improved economic pace, several factors limited further recovery, including the U.S. unemployment rate, which remained at a high historical level, and a focus on limiting governmental spending and debt loads, including the removal of economic stimulus actions instituted during the recession.

The rate of recovery in the European economy in 2010 underperformed in comparison with most other major economies, led by recurring concerns over governmental spending and the ability to sustain or refinance government debt loads. Several major European countries initiated significant austerity measures to reign in spending and maintain access to the debt markets. Eastern European activity levels were mixed, with several countries returning to a growth bias, while others remained mired in the recession. Unemployment levels in most countries in the region remained high, and the effects of the austerity measures were not fully reflected given that most of them were only beginning to be implemented in the latter stages of 2010. One area where improvement was realized was in higher industrial exports from the region.

Many of the major emerging economies in which we participate, such as Asia and Latin America, maintained late 2009 economic momentum and grew throughout 2010, in many cases surpassing pre-recession economic activity levels. Industrial growth rates remained high, including mid-teen percentage growth in China, as exports were coupled with higher local consumption. Other regions, such as Latin America and India, also delivered rapid growth throughout the year. These strong growth rates have resulted in some governmental actions to remove previous economic stimulus programs or to dampen the rate of rapid growth. Some initiatives were also a reflection of concerns over inflation driven by the rapid growth.

Entering 2011, the expectation is for economic recovery to strengthen and broaden in most end-markets and most regions. The growth rate in emerging regions is expected to moderate somewhat, but still easily outpace the developed regions. It is anticipated that the North American recovery will continue with higher industrial activity and construction markets no longer acting as a headwind. The recovery rate in Europe in 2011 is expected to once again lag that of Asia, Latin America and North America, as export growth moderates and further impacts are realized from the 2010 austerity measures.

In the middle of 2010, commodity and oil prices began to inflate, and it is anticipated that these prices will remain at elevated levels during 2011. PPG typically experiences fluctuating prices for energy and raw materials used in many of our businesses. Factors which impact our input prices are supply/demand imbalances, global industrial activity levels and changes in supplier feedstock costs. Lower activity levels in 2009 resulted in a decline of $150 million in our coatings raw material costs, and the economic recovery in 2010 resulted in an approximate $210 million increase in these costs, primarily in the second half of the year. We also had inflation in 2008 and 2007 of $150 million and $40 million, respectively. Our current forecast for the early portion of 2011 is for persistent raw material inflation to continue. Given the volatile supply/demand, energy cost and currency environment, it is not feasible to project full year raw material pricing.

Changes in natural gas pricing have a significant impact on the financial performance of our Commodity Chemicals and Glass businesses. Each one dollar change in our unit price of natural gas per million British thermal units ("mmbtu") has a direct impact of $60 million to $70 million on our annual operating costs. Our 2010 natural gas costs averaged nearly $5.50 per mmbtu for the year, while our 2009 costs averaged about $6.15 per unit. We currently estimate our cost for natural gas in the first quarter of 2011 will be between $5.00 and $5.25 per mmbtu. We currently have about 12% of full year 2011 U.S. natural gas needs hedged at a price of about $7.50 per unit from hedges placed prior to 2010, including about 18% of our first quarter needs at a price of about $8.00 per unit. We have additional hedges for the first quarter, equating to an additional 10 percent of needs and additional hedges for the hurricane months of August through October representing roughly 12% of our needs, which were contracted more recently at closer to current spot pricing, which is about $4.50 per unit. While it remains difficult to predict future natural gas prices, in order to reduce the risks associated with volatile prices, we will continue to use a variety of techniques, which include reducing consumption through improved manufacturing processes, switching to alternative fuels and hedging.

In an effort to offset the impacts of energy and raw materials cost inflation on earnings, during 2010, PPG initiated higher selling prices in all operating segments. The Company has historically raised selling prices to counteract the negative earnings impact from this inflation. The higher pricing did not fully counter inflation in our coatings segments in the second half of 2010, which resulted in margin compression in these segments. However, reflecting strong demand, Commodity Chemicals pricing improved throughout the year and served as an offset to the higher overall inflation for PPG late in the year. Additional pricing efforts are underway for 2011 in all of our reporting segments to address the inflation we experienced in the second half of 2010. We intend to supplement these sales gains with continued cost actions as necessary to fully offset the earnings impact of raw material cost inflation.

Our pension and postretirement benefit costs were $258 million in 2010, a decrease of about $69 million from 2009. These costs are expected to decline in 2011 by about $20 million to $30 million, including the benefit of our January 2011 plan design change. During 2010 and 2009, PPG's contributions to our pension plans totaled about $340 million and $450 million, respectively, and we anticipate 2011 contributions will be in the range of $100 million to $125 million.

The Company announced significant restructuring actions in both the third quarter of 2008 and the first quarter of 2009, in recognition of recession-driven lower demand levels, that focused on reducing our cost structure, including actions associated with achieving the synergies from the integration of the acquired SigmaKalon business. The total annual savings from these fully completed actions is about $250 million, including incremental realized savings in 2010 of about $100 million. These actions are complete, and all of the savings were realized by the end of 2010.

We expect our ongoing tax rate in 2011 to be in the range of 26% to 27%, consistent with the 2010 rate. The reduction we have achieved in 2010 in our ongoing tax rate reflects our sales and earnings growth outside the U.S. where corporate income tax rates are lower, particularly in Asia/Pacific and Europe.

The current global economic outlook for 2011 reflects a broadening of the current recovery. As such, PPG expects to see higher demand in 2011 compared with 2010 but intends to remain focused on continued cost management. The Company also entered 2011 with about $2 billion in cash and short-term investments, which is a historically high level for the Company and includes proceeds from a $1 billion debt offering in November of 2010. Despite the recession, the Company's cash generation has been consistent and at or near record levels the past three years. A stronger operating focus has resulted in lower operating working capital over that same time period. The strengthening economic recovery, our broad geographic footprint, the reductions we have made in our cost structure and our substantial financial flexibility give us optimism regarding the Company's prospects for 2011.

Accounting Standards Adopted in 2010

Note 1, "Summary of Significant Accounting Policies," under Item 8 describes the Company's recently adopted accounting pronouncements.

Accounting Standards to be Adopted in Future Years

There are no new accounting standards that have been promulgated prior to December 31, 2010 but not effective until a future date.

Performance in 2009 compared with 2008

Performance Overview

Our sales in 2009 totaled $12.2 billion compared to $15.8 billion in 2008. The sales decrease totaled 23%. Sales decreased 13% due to lower sales volumes in all reportable segments reflecting the adverse impact of the global recession on demand, 4% due to weaker foreign currency, 5% due to the absence of sales from the divested automotive glass and services business and 1% due to lower selling prices.

Cost of sales, exclusive of depreciation and amortization, decreased by $2,616 million in 2009 to $7,539 million compared to $10,155 million in 2008. Cost of sales as a percentage of sales was 61.6% in 2009 compared to 64.1% in 2008. Cost of sales in 2008 includes $94 million for the flow through cost of sales of the step up to fair value of acquired inventory. The reduction in cost of sales as a percentage of sales was due to our higher margin coatings businesses being a larger portion of our total 2009 results, favorable manufacturing cost efficiency and favorable price net of inflation.

Selling, general and administrative expenses decreased by $496 million in 2009 compared to 2008 due to lower sales volumes, specific overhead cost reduction actions taken in response to the decline in the global economy, the impact of foreign currency translation and the absence of the 2008 charge of $19 million for special termination benefits and a pension curtailment loss relating to the sale of the automotive glass and services business.

Depreciation expense decreased by $74 million in 2009 due to the impact of foreign currency translation, our restructuring actions and the divestiture of the automotive glass and services business. Research and development costs decreased by $63 million in 2009 largely due to cost reduction efforts and the impact of foreign currency translation. Interest expense decreased by $61 million in 2009, reflective of the lower debt balances and lower interest rates in 2009.

During the first quarter of 2009, the Company finalized a restructuring plan that is focused on further reducing PPG's global cost structure. The Company recorded a charge of $186 million for the cost of this restructuring. During the third quarter of 2008, the Company finalized a restructuring plan that is part of implementing PPG's global transformation strategy and the integration of its acquisition of SigmaKalon. The Company recorded a charge of $163 million for the cost of this restructuring.

Other earnings increased by $13 million in 2009 due primarily to the impact of gains on non-operating asset sales.

The effective tax rate on pretax earnings in 2009 was 31.0% compared to 31.3% in 2008. The 2009 rate includes a tax benefit of $2 million related to audit settlements. The 2009 rate also includes a tax benefit of 24.5% related to the business restructuring charge and a tax benefit of 38% related to the adjustment to increase the current value of the Company's obligation relating to asbestos claims under the proposed asbestos settlement, as discussed in Note 16, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K. The tax rate was approximately 30% on the remaining pretax earnings in 2009.

The 2008 rate includes a tax benefit of $14 million related to the settlement with the Internal Revenue Service of our U.S. tax returns for tax years 2004, 2005 and 2006. The 2008 rate also includes a total net tax benefit of 26.5% on costs related to the acquisition of SigmaKalon, the charges for the catch-up of depreciation expense and the impact of benefit changes related to the divestiture of the automotive glass and services business, the business restructuring charge, the adjustment to increase the current value of the Company's obligation under the proposed asbestos settlement and the gain on divestiture of the automotive glass and services business. The tax rate was approximately 31% on the remaining pretax earnings in 2008.

Net income (attributable to PPG) and earnings per share – assuming dilution (attributable to PPG) for 2009 and 2008 are summarized below:

(Millions, except per share amounts)		
Year ended December 31, 2009	*Net Income*	
	$	*EPS*
Net income (attributable to PPG)	$336	$2.03
Net income (attributable to PPG) includes:		
Charges related to:		
Business restructuring	141	0.86
Asbestos settlement – net[1]	8	0.05

(Millions, except per share amounts)		
Year ended December 31, 2008	*Net Income*	
	$	*EPS*
Net income (attributable to PPG)	$538	$ 3.25
Net income (attributable to PPG) includes:		
Charges related to:		
Business restructuring	110	0.67
Asbestos settlement – net[1]	2	0.01
Acquisition-related costs[2]	89	0.54
Depreciation catch-up[3]	11	0.07
Divestiture related benefit costs[4]	12	0.07
Gain on divestiture of automotive glass and services business	(3)	(0.02)

(1) *Net increase in the current value of the Company's obligation relating to asbestos claims under the proposed asbestos settlement.*

(2) *Costs related to SigmaKalon acquisition, including $66 million aftertax for the flow-through cost of sales of the step up to fair value of acquired inventory and $23 million aftertax for the write-off of in-process research and development.*

(3) *Represents the catch-up of depreciation expense, which was suspended when the automotive glass and services business was classified previously as a discontinued operation.*

(4) *Represents special termination benefits and a pension curtailment loss relating to the impact of benefit changes, including accelerated vesting, negotiated as part of the sale of the automotive glass and services business.*

Results of Reportable Business Segments

	Net sales		*Segment income (loss)*	
(Millions)	**2009**	**2008**	**2009**	**2008**
Performance Coatings	$4,095	$4,716	$551	$582
Industrial Coatings	3,068	3,999	159	212
Architectural Coatings – EMEA	1,952	2,249	128	141
Optical and Specialty Materials	1,002	1,134	235	244
Commodity Chemicals	1,273	1,837	152	340
Glass	849	1,914	(39)	70

Performance Coatings sales decreased $621 million or 13% in 2009. Sales declined 13% as a result of lower sales volumes, particularly in the automotive refinish business and architectural coatings – Americas and Asia/Pacific businesses. The volume decline in automotive refinish was most pronounced in the U.S. and Europe, while the decline in architectural coatings was mainly in the U.S. and Latin America. Weaker foreign currency also reduced sales by 3%. Sales increased 3% due to improved pricing. Segment income in 2009 decreased $31 million, including a decline of $24 million due to currency. The earnings impact of lower sales volume was largely offset by favorable pricing and lower overhead, manufacturing and input costs.

Industrial Coatings sales decreased $931 million or 23% in 2009. Sales decreased 21% due to lower sales volumes, most notably in the automotive OEM and industrial businesses, reflecting the severe decline in demand resulting from the global recession. Volume declines in the segment occurred in all major regions. Sales also declined 3% due to the negative impact of foreign currency translation. Sales increased 1% due to increased selling prices. Segment income declined $53 million in 2009. The decline in earnings due to lower volumes was about $320 million. Factors increasing segment income were lower overhead, manufacturing and input costs and improved selling prices.

Architectural Coatings – EMEA sales decreased $297 million or 13% in 2009. Sales decreased 9% due to the negative impact of foreign currency translation and 7% from lower sales volumes. Sales increased 3% due to increased selling prices. Segment income decreased $13 million in 2009, including $19 million due to currency. The earnings impact of lower sales volumes and inflation were more than offset by lower overhead costs and higher selling prices and other income.

Optical and Specialty Materials sales decreased $132 million or 12% in 2009. Sales decreased 10% due to volume, in part reflecting strong 2008 volumes associated with the launch of Transitions Optical's next generation lens product in North America. Volumes were also lower in the silicas business as a result of the slowdown in the automotive OEM market. Sales declined 2% due to the negative impact of foreign currency translation. Segment income decreased $9 million in 2009. The decrease in segment income was primarily the result of lower sales volumes, which was partially offset by lower manufacturing and overhead costs.

Commodity Chemicals sales decreased $564 million or 31% in 2009. Sales declined 21% due to lower selling prices, 9% due to lower sales volumes and 1% due to currency. Segment income decreased $188 million in 2009 due to the negative impact of lower selling prices and volumes. Factors that contributed to offsetting some of the earnings decline were lower input costs, particularly energy, lower overhead costs and higher other income.

Glass sales decreased $1,065 million or 56% in 2009. About $725 million of the sales decrease was due to the divestiture of a majority interest in the automotive glass and services business, which was completed in September 2008. The remaining decrease in sales was due mainly to lower sales volumes in the flat glass and fiber glass businesses, reflecting reduced construction and general industrial demand and, to a lesser extent, weaker foreign currency and lower selling prices. Segment income decreased $109 million in 2009, with $16 million due to the absence of earnings from the divested automotive glass and services business. The remaining decline in segment earnings was due to the negative impact of lower sales volumes and lower selling prices. Lower overhead, manufacturing and input costs positively impacted segment income.

See Note 25, "Reportable Business Segment Information," under Item 8 of this Form 10-K for further information related to the Company's operating segments and reportable business segments.

Commitments and Contingent Liabilities, including Environmental Matters

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. See Item 3, "Legal Proceedings" and Note 16, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K for a description of certain of these lawsuits, including a description of the proposed asbestos settlement and a description of the antitrust suits against PPG related to the flat glass industry.

As discussed in Item 3 and Note 16, although the result of any future litigation of such lawsuits and claims is inherently unpredictable, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the proposed asbestos settlement described in Note 16 does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

It is PPG's policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Reserves for environmental contingencies are exclusive of claims against third parties and are generally not discounted. In management's opinion, the Company operates in an environmentally sound manner and the outcome of the Company's environmental contingencies will not have a material effect on PPG's financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized. Management anticipates that the resolution of the Company's environmental contingencies will occur over an extended period of time.

As of December 31, 2010 and 2009, PPG had reserves for environmental contingencies totaling $272 million and $287 million, respectively, of which $83 million and $59 million, respectively, were classified as current liabilities. Pretax charges against income for environmental remediation costs in 2010, 2009 and 2008 totaled $21 million, $11 million and $15 million, respectively, and are included in "Other charges" in the accompanying consolidated statement of income. Cash outlays related to such environmental remediation aggregated $34 million, $24 million and $24 million in 2010, 2009 and 2008, respectively. The impact of foreign currency decreased the liability by $2 million in 2010 and increased the liability by $1 million in 2009.

In addition to the amounts currently reserved for environmental remediation, the Company may be subject to loss contingencies related to environmental matters estimated to be as much as $200 million to $400 million, which is a change from the previously reported range of $200 million to $300 million. This change in estimate relates principally to the cost of New Jersey Chrome and legacy glass manufacturing site remediation. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence.

Our continuing efforts to analyze and assess the environmental issues associated with a former chromium manufacturing plant site located in Jersey City, N.J., and at the Calcasieu River Estuary located near our Lake Charles, La., chlor-alkali plant resulted in a pre-tax charge of $173 million in the third quarter of 2006 for the estimated costs of remediating these sites. These charges for estimated environmental remediation costs in 2006 were significantly higher than PPG's historical range. Excluding 2006, pretax charges against income have ranged between $10 million and $35 million per year for the past 15 years. We anticipate that charges against income in 2011 for environmental remediation costs will be within this historical range.

Management expects cash outlays for environmental remediation costs to be approximately $80 million in 2011 and to range from $50 million to $70 million annually through 2014. It is possible that technological, regulatory and enforcement developments, the results of environmental studies and other factors could alter our expectations with respect to charges against income and future cash outlays. Specifically, the level of expected cash outlays and charges for environmental remediation costs are highly dependent upon activity related to the former chromium manufacturing plant site in New Jersey, as PPG awaits approval of work plans that have been submitted to the applicable regulatory agencies.

Impact of Inflation

In 2010, PPG experienced a reduction in its primary energy costs but a steady increase in its coatings raw material costs, most notably in the second half of the year. This was driven by higher global demand as a result of the gradual recovery in the global economy and tightness of supply as suppliers have not increased their capacities. This impact was offset by higher selling prices in our Performance Coatings and Architectural Coatings - EMEA reportable segments and partially offset in our Industrial Coatings reportable segment. Industrial Coatings partially addressed the remaining impact of raw material inflation with further cost reductions in 2010. The impact of inflation net of price was positive in the Optical and Specialty Materials reportable segment and negative in the Commodity Chemicals and Glass reportable segments.

In 2009, PPG experienced a reduction in our energy and raw material costs, following the significant increases in these costs experienced in 2008 and 2007, which was driven by lower global demand as a result of the recession and the delayed impact of lower oil prices. This impact was largely offset by reductions in our selling prices. The impact of inflation net of price was negative in our Commodity Chemicals and Glass reportable segments and was positive in our three Coatings and the Optical and Specialty Materials reportable segments.

In 2008, through increased selling prices, PPG was able to more than offset the increase in our costs due to the negative effects of inflation, including the impact of higher raw materials and energy costs. In our Commodity Chemicals reportable segment, the increase in our costs due to inflation was more than offset by higher selling prices. In our Performance Coatings and Optical and Specialty Materials reportable segments, the increase in our costs due to the negative effects of inflation was offset by higher selling prices. However, in our Industrial Coatings and Glass reportable segments, the increase in our costs due to the negative effects of inflation was not offset by higher selling prices.

In 2011, we expect the costs in all our reportable segments to increase due to the negative effects of inflation, most notably the cost of certain raw materials in our coatings segments as a result of increases in global demand for these materials without an associated increase in supply. We will continue our efforts to manage our energy costs. We will also continue our efforts to manage our material costs through product reformulation and qualification of additional suppliers, particularly those from lower cost regions of the world. We expect those efforts, combined with increases in our selling prices, will offset the negative impact of inflation in 2011.

Liquidity and Capital Resources

During the past three years, we had sufficient financial resources to meet our operating requirements, to fund our capital spending, share repurchases and pension plans and to pay increasing dividends to our shareholders.

Cash from operating activities was $1,310 million, $1,345 million and $1,437 million in 2010, 2009 and 2008, respectively. Higher earnings increased cash from operations in 2010 compared to 2009. Cash provided by working capital was greater in 2009 than 2010 and that decline more than offset the cash from higher 2010 earnings.

Operating Working Capital is a subset of total working capital and represents (1) trade receivables -net of the allowance for doubtful accounts plus (2) inventories on a first-in, first-out ("FIFO") basis less (3) trade creditor's liability. See Note 4, "Working Capital Detail" under Item 8 of this Form 10-K for further information related to the components of the Company's Operating Working Capital. We believe Operating Working Capital represents the key components of working capital under the operating control of our businesses. Operating Working Capital at December 31, 2010 and 2009 was $2.6 billion and $2.7 billion, respectively. A key metric we are using to measure improvement in our working capital management is Operating Working Capital as a percentage of sales (fourth quarter sales annualized).

(Millions)	2010	2009
Operating Working Capital	$2,595	$2,671
Operating Working Capital as % of Sales	19.2%	21.4%

The change in operating working capital elements, excluding the impact of currency, was a reduction of $55 million during the year ended December 31, 2010. This reduction was the net result of an increase in receivables from customers associated with the 2010 increase in sales being more than offset by a larger increase in the trade creditors liability. Receivables, from customers, net, as a percentage of fourth quarter sales, annualized, for 2010 was 18.1%, down slightly from 18.3% for 2009. Days sales outstanding decreased to 66 days in 2010 from 67 days in 2009. Inventories on a FIFO basis as a percentage of fourth quarter sales, annualized, for 2010 was 13.1% down from 14.2% for 2009. Inventory turnover was 5 times in 2010 and 4 times in 2009.

Total capital spending was $341 million, $265 million and $2,056 million in 2010, 2009 and 2008, respectively. Spending related to modernization and productivity improvements, expansion of existing businesses and environmental control projects was $307 million, $239 million and $383 million in 2010, 2009 and 2008, respectively, and is expected to be in the range of $375-$425 million during 2011. Capital spending related to business acquisitions amounted to $34 million, $26 million and $1,673 million in 2010, 2009 and 2008, respectively. We continue to evaluate acquisition opportunities and expect to use cash in 2011 to fund bolt-on acquisitions, as part of a balanced deployment of our cash to support growth in earnings.

Dividends paid to shareholders totaled $360 million, $353 million and $343 million in 2010, 2009 and 2008, respectively. PPG has paid uninterrupted dividends since 1899, and 2010 marked the 39th consecutive year of increased annual dividend payments to shareholders.

We did not have a mandatory contribution to our U.S. defined benefit pension plans in 2010; however, due in large part to the negative investment return on pension plan assets in 2009, we made voluntary contributions to these plans in 2010 totaling $250 million. In 2009 and 2008, we made voluntary contributions to our U.S. defined benefit pension plans of $360 million (of which $100 million was made in PPG stock) and $50 million, respectively. Contributions were made to our non-U.S. defined benefit pension plans of $87 million, $90 million (of which approximately $20 million was made in PPG stock) and $69 million for 2010, 2009 and 2008, respectively, some of which were required by local funding requirements. In January of 2011, we made an additional voluntary contribution to our U.S. plans of $50 million, and we expect to make mandatory contributions to our non-U.S. plans in 2011 of approximately $75 million.

The Company's share repurchase activity in 2010, 2009 and 2008 totaled 8.1 million shares at a cost of $586 million, 1.5 million shares at a cost of $59 million and 0.1 million shares at a cost of $7 million, respectively.

In October of 2009, the Company entered into an agreement with a counterparty to repurchase up to 1.2 million shares of the Company's stock of which 1.1 million shares were purchased in the open market. The counterparty held the shares until September of 2010 when the Company paid $65 million and took possession of these shares.

In December of 2008, the Company entered into an agreement with a counterparty to repurchase 1.5 million shares of the Company's stock. Under the terms of the agreement, the counterparty purchased the shares in the open market in January of 2009 and held the shares until December of 2009 when the Company paid the agreed upon price of $39.53 per share and took possession of these shares. The total cost of this share repurchase was approximately $59 million.

On January 2, 2008, PPG completed the acquisition of SigmaKalon, a worldwide coatings producer based in Uithoorn, Netherlands, from global private investment firm Bain Capital ("the seller"). The acquired business produces architectural, protective and marine and industrial coatings and is a leading coatings supplier in Europe and other key markets across the globe, with an increasing presence in Africa and Asia. The total transaction value was approximately $3.2 billion, consisting of cash paid to the seller of $1,673 million and debt assumed of $1,517 million.

On March 18, 2008, PPG completed a public offering of $600 million in aggregate principal amount of its 5.75% Notes due 2013 (the "2013 Notes"), $700 million in aggregate principal amount of its 6.65% Notes due 2018 (the "2018 Notes") and $250 million in aggregate principal amount of its 7.70% Notes due 2038 (the "2038 Notes" and, together with the 2013 Notes and the 2018 Notes, the "Notes"). The Notes were offered by the Company pursuant to its existing shelf registration statement. The proceeds of this offering of $1,538 million (net of discount and issuance costs) and additional borrowings of $195 million under a €650 million revolving credit facility were used to repay existing debt incurred in connection with the acquisition of SigmaKalon. The discount and issuance costs related to the Notes, which totaled $12 million, will be amortized to interest expense over the respective lives of the Notes.

In July 2008, the Company entered into an agreement to divest its automotive OEM glass and automotive replacement glass and services businesses ("automotive glass and services business"). Under the agreement, PPG received a noncontrolling ownership interest in the new company formed by the buyer. The transaction was completed on September 30, 2008. The Company received cash proceeds of $225 million at closing and two six-year notes totaling $90 million from this transaction.

In the fourth quarter 2008, the Company monetized certain cross currency foreign exchange swap contracts, which had been designated as hedges of our Euro denominated net investment in SigmaKalon, and replaced them with new swap contracts. As a result of these swap monetizations, the Company received $208 million in cash proceeds. See Item 7A of this Form 10-K for further information regarding these instruments.

In June 2009, PPG entered into a $400 million three year unsecured term loan. We used $116 million of the proceeds from this term loan to retire our 7.05% Notes due 2009; the remainder of the loan proceeds of approximately $284 million were used to retire outstanding amounts under our former €650 million revolving credit facility. The principal amount of this term loan is due in three years, and the interest rate is variable based on a spread over LIBOR.

In August 2010, PPG entered into a three-year credit agreement with several banks and financial institutions (the "Credit Agreement"). The Credit Agreement provides for a $1.2 billion unsecured revolving credit facility. In connection with entering into this Credit Agreement, the Company terminated its €650 million and its $1 billion revolving credit facilities that were each set to expire in 2011. There were no outstanding amounts due under either revolving facility at the time of their termination. The Company has the ability to increase the size of the Credit Agreement by up to an additional $300 million, subject to the receipt of lender commitments and other conditions. The Credit Agreement will terminate and all amounts outstanding will be due and payable on August 5, 2013.

On November 12, 2010, PPG completed a public offering of $250 million in aggregate principal amount of its 1.900% Notes due 2016 (the "2016 Notes"), $500 million in aggregate principal amount of its 3.600% Notes due 2020 (the "2020 Notes") and $250 million in aggregate principal amount of its 5.500% Notes due 2040 (the "2040 Notes"). These notes were offered by the Company pursuant to its existing shelf registration statement. The proceeds of this offering were $983 million (net of discount and issuance costs). We intend to use the proceeds to repay our $400 million three-year unsecured term loan due in 2012, contribute to employee pension plans, fund certain asbestos claims and for other general corporate purposes of the Company.

The ratio of total debt, including capital leases, to total debt and equity was 53% at December 31, 2010 and 47% at December 31, 2009. The increase at year end 2010 is primarily due to the issuance of additional debt during 2010.

We continue to believe that our cash on hand, cash from operations and the Company's available debt capacity will continue to be sufficient to fund our operating activities, capital spending, including acquisitions, dividend payments, debt service, amounts due under the proposed asbestos settlement, share repurchases, contributions to pension plans, and PPG's significant contractual obligations. These significant contractual obligations, along with amounts due under the proposed asbestos settlement are presented in the following table.

		Obligations Due In:			
(Millions)	*Total*	*2011*	*2012-2013*	*2014-2015*	*Thereafter*
Contractual Obligations					
Long-term debt	$4,013	$ 2	$1,088	$402	$2,521
Short-term debt	24	24	—	—	—
Capital lease obligations	34	2	4	4	24
Operating leases	665	160	225	135	145
Interest payments[1]	2,007	206	369	322	1,110
Pension contributions[2]	125	125	—	—	—
Unconditional purchase commitments	812	242	238	91	241
Total	$7,680	$761	$1,924	$954	$4,041
Asbestos Settlement[3]					
Aggregate cash payments	$ 825	$446	$ 33	$ 5	$ 341
PPG stock and other	132	132	—	—	—
Total	$ 957	$578	$ 33	$ 5	$ 341

(1) *Includes interest on all outstanding debt. Interest for variable-rate debt instruments is based on effective rates at December 31, 2010. Interest for fixed-rate debt instruments have been adjusted for the impact of interest rate swaps using the effective rate at December 31, 2010.*

(2) *Includes the estimated pension contribution for 2011 only, as PPG is unable to estimate the pension contributions beyond 2011.*

(3) *We have recorded an obligation equal to the net present value of the aggregate cash payments, along with the PPG stock and other assets to be contributed to a trust under the proposed asbestos settlement. However, PPG has no obligation to pay any amounts under this settlement until the Funding Effective Date, as more fully discussed in Note 16, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K.*

The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including industrial gases, natural gas, coal and electricity, consistent with customary industry practice. These amounts also include PPG's commitment to purchase electricity and steam from the RS Cogen joint venture discussed in Note 6, "Investments," under Item 8 of this Form 10-K.

See Note 9, "Debt and Bank Credit Agreements and Leases," under Item 8 of this Form 10-K for details regarding the use and availability of committed and uncommitted lines of credit, letters of credit, guarantees and debt covenants.

In addition to the amounts available under the lines of credit, the Company has an automatic shelf registration statement on file with the SEC pursuant to which it may issue, offer and sell from time to time on a continuous or delayed basis any combination of securities in one or more offerings.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements include the operating leases and unconditional purchase commitments disclosed in the "Liquidity and Capital Resources" section in the contractual obligations table as well as letters of credit and guarantees as discussed in Note 9, "Debt and Bank Credit Agreements and Leases," under Item 8 of this Form 10-K.

Critical Accounting Estimates

Management has evaluated the accounting policies used in the preparation of the financial statements and related notes presented under Item 8 of this Form 10-K and believes those policies to be reasonable and appropriate. We believe that the most critical accounting estimates made in the preparation of our financial statements are those related to accounting for contingencies, under which we accrue a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated, and to accounting for pensions, other postretirement benefits, goodwill and other identifiable intangible assets with indefinite lives because of the importance of management judgment in making the estimates necessary to apply these policies.

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. The most important contingencies impacting our financial statements are those related to the collectibility of accounts receivable, to environmental remediation, to pending, impending or overtly threatened litigation against the Company and to the resolution of matters related to open tax years. For more information on these matters, see Note 4, "Working Capital Detail," Note 14, "Income Taxes" and Note 16, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K.

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These assumptions are reviewed annually. See Note 15, "Pensions and Other Postretirement

Benefits," under Item 8 for information on these plans and the assumptions used.

The discount rate used in accounting for pensions and other postretirement benefits is determined by reference to a current yield curve and by considering the timing and amount of projected future benefit payments. The discount rate assumption at December 31, 2010 and for 2011 is 5.35% for our U.S. defined benefit pension and other postretirement benefit plans. A change in the discount rate of 75 basis points, with all other assumptions held constant, would impact 2011 net periodic benefit expense for our defined benefit pension and other postretirement benefit plans by approximately $12 million and $6 million, respectively.

The expected return on plan assets assumption used in accounting for our pension plans is determined by evaluating the mix of investments that comprise plan assets and external forecasts of future long-term investment returns. For 2010, the return on plan assets assumption for our U.S. defined benefit pension plans was 8.5%. This assumption will be lowered to 8.0% for 2011. A change in the rate of return of 75 basis points, with other assumptions held constant, would impact 2011 net periodic pension expense by approximately $21 million.

As discussed in Note 1, "Summary of Significant Accounting Policies," under Item 8 of this Form 10-K, the Company tests goodwill and identifiable intangible assets with indefinite lives for impairment at least annually by comparing the fair value of the reporting units to their carrying values. Fair values are estimated using discounted cash flow methodologies that are based on projections of the amounts and timing of future revenues and cash flows. Based on this testing, none of our goodwill or identifiable intangible assets with indefinite lives was impaired as of December 31, 2010.

As part of our ongoing financial reporting process, a collaborative effort is undertaken involving PPG managers with functional responsibility for financial, credit, environmental, legal, tax and benefit matters. The results of this effort provide management with the necessary information on which to base their judgments on these contingencies and to develop the estimates and assumptions used to prepare the financial statements.

We believe that the amounts recorded in the financial statements under Item 8 of this Form 10-K related to these contingencies, pensions, other postretirement benefits, goodwill and other identifiable intangible assets with indefinite lives are based on the best estimates and judgments of the appropriate PPG management, although actual outcomes could differ from our estimates.

Currency

From December 31, 2009 to December 31, 2010, the U.S. dollar strengthened against the euro, the Polish zloty, and the British pound sterling while at the same time it weakened against the Canadian and Australian dollar, the Chinese yuan, the South Korean won, and the Brazilian real, which had a nearly offsetting effect on the translation of the net assets of PPG's operations denominated in non-U.S. currencies to the U.S. dollar. A $13 million decrease resulted from translating PPG's foreign denominated net assets at December 31, 2010, compared to December 31, 2009. The impact of translating foreign pretax earnings into U.S. dollars was insignificant.

From December 31, 2008 to December 31, 2009, the U.S. dollar weakened against the currencies of most of the countries in which PPG operates, most notably against the euro, the Canadian dollar, the British pound sterling, the Polish zloty, the Brazilian real, the South Korean won and the Australian dollar. As a result, the effects of translating the net assets of PPG's operations denominated in non-U.S. currencies to the U.S. dollar increased consolidated net assets at December 31, 2009 by $173 million compared to December 31, 2008. During much of the year, the U.S. dollar was stronger against the currencies of many countries in which PPG operates than it was in 2008, which had an unfavorable impact on 2009 pretax earnings of $29 million from the translation of these foreign earnings into U.S. dollars.

From December 31, 2007 to December 31, 2008, the U.S. dollar strengthened against the currencies of most of the countries in which PPG operates, most notably against the euro, the British pound sterling, the Polish zloty, the Brazilian real, the South Korean won and the Australian dollar. As a result, the effects of translating the net assets of PPG's operations denominated in non-U.S. currencies to the U.S. dollar decreased consolidated net assets at December 31, 2008 by $499 million compared to December 31, 2007. During much of the year, the U.S. dollar was weaker against the currencies of many countries in which PPG operates than it was in 2007, which had a favorable impact on 2008 pretax earnings of $45 million from the translation of these foreign earnings into U.S. dollars.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Management's Discussion and Analysis and other sections of this Annual Report contain forward-looking statements that reflect the Company's current views with respect to future events and financial performance.

You can identify forward-looking statements by the fact that they do not relate strictly to current or historic facts. Forward-looking statements are identified by the use of the words "aim," "believe," "expect," "anticipate," "intend," "estimate," "project," "outlook," "forecast" and other expressions that indicate future events and trends. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the Securities and Exchange Commission. Also, note the following cautionary statements.

Many factors could cause actual results to differ materially from the Company's forward-looking statements. Such factors include global economic conditions, increasing price and product competition by foreign and domestic competitors, fluctuations in cost and availability of raw materials, the ability to maintain favorable supplier relationships and arrangements, the realization of anticipated cost savings from restructuring initiatives, difficulties in integrating acquired businesses and achieving expected synergies therefrom, economic and political conditions in international markets, the ability to penetrate existing, developing and emerging foreign and domestic markets, foreign exchange rates and fluctuations in such rates, fluctuations in tax rates, the impact of future legislation, the impact of environmental regulations, unexpected business disruptions and the unpredictability of existing and possible future litigation, including litigation that could result if the proposed asbestos settlement does not become effective. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here and under Item 1A is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Consequences of material differences in the results compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties, other factors set forth in Item 1A of this Form 10-K and similar risks, any of which could have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

PPG is exposed to market risks related to changes in foreign currency exchange rates, interest rates, and natural gas prices and to changes in PPG's stock price. The Company may enter into derivative financial instrument transactions in order to manage or reduce these market risks. A detailed description of these exposures and the Company's risk management policies are provided in Note 12, "Derivative Financial Instruments and Hedge Activities," under Item 8 of this Form 10-K.

The following disclosures summarize PPG's exposure to market risks and information regarding the use of and fair value of derivatives employed to manage its exposure to such risks. Quantitative sensitivity analyses have been provided to reflect how reasonably possible, unfavorable changes in market rates can impact PPG's consolidated results of operations, cash flows and financial position.

Foreign currency forward and option contracts outstanding during 2010 and 2009 were used to hedge PPG's exposure to foreign currency transaction risk. The fair value of these contracts as of December 31, 2010 and 2009 were assets of $2 million and liabilities of $3 million, respectively. The potential reduction in PPG's earnings resulting from the impact of adverse changes in exchange rates on the fair value of its outstanding foreign currency hedge contracts of 10% for European currencies and 20% for Asian and South American currencies for the years ended December 31, 2010 and 2009 would have been $22 million and $17 million, respectively.

Concurrent with the March 18, 2008 completion of the $1.55 billion public debt offering, PPG entered into ten U.S. dollar to euro cross currency swap contracts with a total notional amount of $1.3 billion, of which $600 million were to settle on March 15, 2013 and $700 million were to settle on March 15, 2018. On March 18, 2008, PPG paid the counterparties to the contracts a total of $1.3 billion and received euros, which were used to repay most of a €1 billion bridge loan, which the Company employed to finance the acquisition of SigmaKalon. During the fourth quarter of 2008, PPG converted $1.16 billion of these contracts to $208 million of cash and replaced them with new cross currency swap contracts. One contract, with a notional amount of $140 million and a settlement date of March 15, 2018 was converted to cash during the first quarter of 2010. Accordingly, on settlement of the contracts, PPG will receive $1.2 billion and pay euros to the counterparties to the contracts. The Company has designated these swaps as hedges of its net investment in the acquired SigmaKalon businesses and, as a result, mark to fair value adjustments of the swaps have been and will be recorded as a component of other comprehensive income. As of December 31, 2010 and 2009, the aggregate fair value of these swaps was a liability of $163 million and $308 million, respectively. A 10% increase in the value of the euro to the U.S. dollar would have had an unfavorable effect on the fair value of these swap contracts and increased the liability by $158 million and $182 million at December 31, 2010 and 2009, respectively.

PPG had non-U.S. dollar denominated debt outstanding of $447 million as of December 31, 2010 and $723 million as of December 31, 2009. A weakening of the U.S. dollar by 10% against European currencies and by 20% against Asian and South American currencies would have resulted in unrealized translation losses of approximately $52 million and $81 million as of December 31, 2010 and 2009, respectively.

Interest rate swaps are used to manage a portion of PPG's interest rate risk. The fair value of the interest rate swaps was an asset of $20 million and $10 million as of

December 31, 2010 and 2009, respectively. The fair value of these swaps would have changed unfavorably by $1 million and $3 million as of December 31, 2010 and 2009, respectively, if variable interest rates increased by 10%. A 10% increase in interest rates in the U.S., Canada, Mexico and Europe and a 20% increase in interest rates in Asia and South America would have affected PPG's variable rate debt obligations by increasing interest expense approximately $1 million as of December 31, 2010 and December 31, 2009, respectively. Further, a 10% reduction in interest rates would have increased the present value of the Company's fixed rate debt by approximately $115 million and $91 million as of December 31, 2010 and 2009, respectively; however, such changes would not have had an effect on PPG's annual earnings or cash flows.

The Company entered into forward starting swaps in the third quarter of 2009 to effectively lock-in a fixed interest rate based on the 10-year swap rate, to which will be added a corporate spread, related to future debt refinancings. The notional amount of these swaps totaled $250 million. In the second quarter of 2010, the Company entered into additional forward starting swaps arrangements with a notional amount of $150 million. As of December 31, 2010, the fair value of these swaps was a liability of $21 million. As of December 31, 2009, the fair value of these swaps was an asset of $3 million. A 10% decline in interest rates would unfavorably affect the fair value of these swaps by $14 million and $10 million as of December 31, 2010 and 2009, respectively.

The fair value of natural gas swap contracts in place as of December 31, 2010 and 2009 was a liability of $31 million and $50 million, respectively. These contracts were entered into to reduce PPG's exposure to higher prices of natural gas. A 10% reduction in the price of natural gas would have had an unfavorable effect on the fair value of these contracts and increased the liability by $5 million and $14 million at December 31, 2010 and 2009, respectively.

An equity forward arrangement was entered into to hedge the Company's exposure to changes in fair value of its future obligation to contribute PPG stock into an asbestos settlement trust (see Note 12 "Derivative Financial Instruments and Hedge Activities" and Note 16, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K). The fair value of this instrument as of December 31, 2010 and 2009 was an asset of $55 million and $18 million, respectively. A 10% decrease in PPG's stock price would have had an unfavorable effect on the fair value of this instrument of $12 million and $8 million at December 31, 2010 and 2009, respectively.

Item 8. Financial Statements and Supplementary Data

Internal Controls – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PPG Industries, Inc.

We have audited the internal control over financial reporting of PPG Industries, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 17, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte + Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 17, 2011

Management Report

Responsibility for Preparation of the Financial Statements and Establishing and Maintaining Adequate Internal Control Over Financial Reporting

We are responsible for the preparation of the financial statements included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management.

We are also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. All internal control systems, no matter how well designed, have inherent limitations. Therefore, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. In addition, because of changing conditions, there is risk in projecting any evaluation of internal controls to future periods.

We conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this evaluation, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Our evaluation included reviewing the documentation of our controls, evaluating the design effectiveness of our controls and testing their operating effectiveness. Based on this evaluation we believe that, as of December 31, 2010, the Company's internal controls over financial reporting were effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued their report, included on page 28 of this Form 10-K, regarding the Company's internal control over financial reporting.

Charles E. Bunch
Chairman of the Board
and Chief Executive Officer
February 17, 2011

Robert J. Dellinger
Senior Vice President, Finance and
Chief Financial Officer
February 17, 2011

Consolidated Financial Statements – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PPG Industries, Inc.

We have audited the accompanying consolidated balance sheets of PPG Industries, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PPG Industries, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2009 the Company adopted the provisions of accounting guidance on consolidations, and applied the new guidance to all periods presented in the accompanying consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 17, 2011

Consolidated Statement of Income

(Millions, except per share amounts)	For the Year 2010	2009	2008
Net sales	$13,423	$12,239	$15,849
Cost of sales, exclusive of depreciation and amortization (See Note 2)	8,214	7,539	10,155
Selling, general and administrative (See Note 3)	2,979	2,936	3,432
Depreciation (See Note 3)	346	354	428
Amortization (See Note 7)	124	126	135
Research and development – net (See Note 23)	394	388	451
Interest	189	193	254
Asbestos settlement – net (See Notes 12 and 16)	12	13	4
In-process research and development (See Note 2)	—	—	23
Business restructuring (See Note 8)	—	186	163
Other charges (See Note 16)	84	65	61
Other earnings (See Note 20)	(214)	(178)	(165)
Income before income taxes	1,295	617	908
Income tax expense (See Note 14)	415	191	284
Net income attributable to the controlling and noncontrolling interests (See Note 1)	880	426	624
Less: net income attributable to noncontrolling interests (See Note 1)	111	90	86
Net income (attributable to PPG)	$ 769	$ 336	$ 538
Earnings per common share (See Note 13)			
Net income (attributable to PPG)	$ 4.67	$ 2.04	$ 3.27
Earnings per common share – assuming dilution (See Note 13)			
Net Income (attributable to PPG)	$ 4.63	$ 2.03	$ 3.25

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

Consolidated Balance Sheet

(Millions)	December 31 2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 1,341	$ 1,057
Short-term investments (See Note 10)	637	7
Receivables (See Note 4)	2,778	2,628
Inventories (See Note 4)	1,573	1,548
Deferred income taxes (See Note 14)	451	485
Other	278	256
Total current assets	7,058	5,981
Property (See Note 5)	8,415	8,313
Less accumulated depreciation	5,729	5,559
Property – net	2,686	2,754
Investments (See Note 6)	550	499
Goodwill (See Note 7)	2,719	2,784
Identifiable intangible assets – net (See Note 7)	1,268	1,416
Other assets (See Note 14)	694	806
Total	$14,975	$14,240
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term debt and current portion of long-term debt (See Note 9)	$ 28	$ 272
Asbestos settlement (See Note 16)	578	534
Accounts payable and accrued liabilities (See Note 4)	3,002	2,648
Business restructuring (See Note 8)	17	123
Total current liabilities	3,625	3,577
Long-term debt (See Note 9)	4,043	3,074
Asbestos settlement (See Note 16)	243	238
Deferred income taxes (See Note 14)	293	328
Accrued pensions (See Note 15)	819	944
Other postretirement benefits (See Note 15)	1,151	1,010
Other liabilities (See Note 15)	968	1,147
Total liabilities	11,142	10,318
Commitments and contingent liabilities (See Note 16)		
Shareholders' equity (See Note 17)		
Common stock	484	484
Additional paid-in capital	725	609
Retained earnings	8,548	8,139
Treasury stock, at cost	(4,708)	(4,218)
Accumulated other comprehensive loss (See Note 18)	(1,411)	(1,261)
Total PPG shareholders' equity	3,638	3,753
Noncontrolling interests (Note 1)	195	169
Total shareholders' equity	3,833	3,922
Total	$14,975	$14,240

Shares outstanding were 160,381,815 and 165,667,659 as of December 31, 2010 and 2009, respectively.
The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

Consolidated Statement of Shareholders' Equity

(Millions)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income (See Note 18)	Total PPG	Non-controlling Interests	Total
Balance, January 1, 2008	$484	$553	$7,963	$(4,267)	$ (582)	$4,151	$161	$4,312
Net income attributable to the controlling and noncontrolling interests	—	—	538	—	—	538	86	624
Other comprehensive (loss), net of tax	—	—	—	—	(1,046)	(1,046)	(7)	(1,053)
Cash dividends	—	—	(343)	—	—	(343)	—	(343)
Purchase of treasury stock	—	—	—	(7)	—	(7)	—	(7)
Issuance of treasury stock	—	18	—	15	—	33	—	33
Stock option activity	—	9	—	—	—	9	—	9
Transition adjustment from adopting new accounting guidance (See Note 1)	—	—	(2)	—	—	(2)	—	(2)
Increase through acquisition	—	—	—	—	—	—	23	23
Decrease through divestiture	—	—	—	—	—	—	(27)	(27)
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	—	—	—	(79)	(79)
Other	—	—	—	—	—	—	(1)	(1)
Balance, December 31, 2008	$484	$580	$8,156	$(4,259)	$(1,628)	$3,333	$156	$3,489
Net income attributable to the controlling and noncontrolling interests	—	—	336	—	—	336	90	426
Other comprehensive income, net of tax	—	—	—	—	367	367	—	367
Cash dividends	—	—	(353)	—	—	(353)	—	(353)
Purchase of treasury stock	—	—	—	(59)	—	(59)	—	(59)
Issuance of treasury stock	—	50	—	100	—	150	—	150
Stock option activity	—	6	—	—	—	6	—	6
Equity forward arrangement	—	(27)	—	—	—	(27)	—	(27)
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	—	—	—	(77)	(77)
Balance, December 31, 2009	$484	$609	$8,139	$(4,218)	$(1,261)	$3,753	$169	$3,922
Net income attributable to the controlling and noncontrolling interests	—	—	769	—	—	769	111	880
Other comprehensive (loss) income, net of tax	—	—	—	—	(150)	(150)	2	(148)
Cash dividends	—	—	(360)	—	—	(360)	—	(360)
Purchase of treasury stock	—	—	—	(521)	—	(521)	—	(521)
Issuance of treasury stock	—	77	—	96	—	173	—	173
Stock option activity	—	12	—	—	—	12	—	12
Equity forward arrangement	—	27	—	(65)	—	(38)	—	(38)
Dividends paid on subsidiary common stock to noncontrolling interests	—	—	—	—	—	—	(87)	(87)
Balance, December 31, 2010	$484	$725	$8,548	$(4,708)	$(1,411)	$3,638	$195	$3,833

Consolidated Statement of Comprehensive Income (Loss)

		For the Year	
(Millions)	2010	2009	2008
Net income attributable to the controlling and noncontrolling interests	$ 880	$426	$ 624
Other comprehensive (loss) income, net of tax (See Note 18)			
Unrealized currency translation adjustment	(11)	173	(506)
Defined benefit pension and other postretirement benefit adjustments (See Note 15)	(136)	169	(494)
Unrealized gains (losses) on marketable equity securities	1	—	(4)
Net change – derivatives (See Note 12)	(2)	25	(49)
Other comprehensive (loss) income, net of tax	(148)	367	(1,053)
Total comprehensive income (loss)	$ 732	$793	$ (429)
Less: amounts attributable to noncontrolling interests:			
Net income	(111)	(90)	(86)
Unrealized currency translation adjustment	(2)	—	7
Comprehensive income (loss) attributable to PPG	$ 619	$703	$ (508)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statement of Cash Flows

(Millions)	For the Year 2010	2009	2008
Operating activities			
Net income attributable to the controlling and noncontrolling interests	$ 880	$ 426	$ 624
Adjustments to reconcile to cash from operations			
Depreciation and amortization	470	480	563
Asbestos settlement, net of tax	7	8	2
Business restructuring	—	186	163
Write-off of in-process research and development	—	—	23
Restructuring cash spending	(103)	(142)	(27)
Change in U.S. tax law (U.S. Patient Protection and Affordable Care Act)	85	—	—
Equity affiliate (earnings) loss net of dividends	(39)	17	15
(Decrease) increase in net accrued pension benefit costs	(202)	(22)	78
(Increase)/decrease in receivables	(178)	294	48
(Increase)/decrease in inventories	(34)	232	79
Decrease (increase) in other current assets	39	62	(123)
Increase/(decrease) in accounts payable and accrued liabilities	333	(152)	15
Decrease in noncurrent assets	103	12	21
Decrease in noncurrent liabilities	(1)	(61)	(132)
Other	(50)	5	88
Cash from operating activities	1,310	1,345	1,437
Investing activities			
Capital spending			
Additions to property and investments	(307)	(239)	(383)
Business acquisitions, net of cash balances acquired (See Note 2)	(34)	(26)	(1,673)
Deposits held in escrow (See Note 2)	(7)	—	(37)
Release of deposits held in escrow (See Note 2)	1	22	1,740
Purchase of short term investments	(624)	—	—
Proceeds from sale of automotive glass and services business (See Note 3)	—	—	225
Proceeds from termination of currency swap contracts (See Note 12)	5	—	208
Reductions of other property and investments	26	43	45
Payments on cross currency swap contract (See Note 12)	(9)	(3)	—
Cash (used for)/from investing activities	(949)	(203)	125
Financing activities			
Debt:			
Borrowings to refinance acquired SigmaKalon debt (See Note 9)	—	—	1,143
Repayment of acquired SigmaKalon debt (See Note 9)	—	—	(1,259)
Proceeds from issuance of notes (net of discount and issuance costs) (See Note 9)	983	—	1,538
Repayment of bridge loan (See Note 9)	—	—	(1,557)
Net change in borrowings with maturities of three months or less	(23)	(431)	(392)
Proceeds from term loan (See Note 9)	—	400	—
Proceeds from other short-term debt	8	1	329
Repayment of other short-term debt	(225)	(517)	(442)
Repayment of 7.05% Notes due 2009 (See Note 9)	—	(116)	—
Proceeds from other long-term debt	7	29	—
Repayment of other long-term debt	(14)	(12)	(41)
Net change in cash related to debt transactions	736	(646)	(681)
Other financing activities:			
Proceeds from termination of interest rate swaps	—	—	40
Purchase of treasury stock	(586)	(59)	(7)
Issuance of treasury stock	146	12	13
Dividends paid on subsidiary common stock to noncontrolling interests (See Note 1)	(87)	(77)	(79)
Dividends paid	(360)	(353)	(343)
Other	47	—	—
Cash used for financing activities	(104)	(1,123)	(1,057)
Effect of currency exchange rate changes on cash and cash equivalents	27	17	(10)
Net increase in cash and cash equivalents	284	36	495
Cash and cash equivalents, beginning of year	1,057	1,021	526
Cash and cash equivalents, end of year	$1,341	$ 1,057	$ 1,021

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of PPG Industries, Inc. ("PPG" or the "Company") and all subsidiaries, both U.S. and non-U.S., that it controls. PPG owns more than 50% of the voting stock of the subsidiaries that it controls. Investments in companies in which PPG owns 20% to 50% of the voting stock and has the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting. As a result, PPG's share of the earnings or losses of such equity affiliates is included in the accompanying consolidated statement of income and PPG's share of these companies' shareholders' equity is included in investments in the accompanying consolidated balance sheet. Transactions between PPG and its subsidiaries are eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual outcomes could differ from those estimates.

Revenue Recognition

Revenue from sales is recognized by all operating segments when goods are shipped and title to inventory and risk of loss passes to the customer or when services have been rendered.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are reported in "Net sales" in the accompanying consolidated statement of income. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of sales, exclusive of depreciation and amortization" in the accompanying consolidated statement of income.

Selling, General and Administrative Costs

Amounts presented as "Selling, general and administrative" in the accompanying consolidated statement of income are comprised of selling, customer service, distribution and advertising costs, as well as the costs of providing corporate-wide functional support in such areas as finance, law, human resources and planning. Distribution costs pertain to the movement and storage of finished goods inventory at company-owned and leased warehouses, terminals and other distribution facilities. Certain of these costs may be included in cost of sales by other companies, resulting in a lack of comparability with other companies.

Legal Costs

Legal costs are expensed as incurred.

Foreign Currency Translation

For all significant non-U.S. operations, their functional currency is their local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Unrealized currency translation adjustments are deferred in accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Short-term Investments

Short-term investments are highly liquid, high credit quality investments (valued at cost plus accrued interest) that have stated maturities of greater than three months to one year. The purchases and sales of these investments are classified as investing activities in the consolidated statement of cash flows.

Inventories

Most U.S. inventories are stated at cost, using the last-in, first-out ("LIFO") method of accounting, which does not exceed market. All other inventories are stated at cost, using the first-in, first-out ("FIFO") method of accounting, which does not exceed market. PPG determines cost using either average or standard factory costs, which approximate actual costs, excluding certain fixed costs such as depreciation and property taxes.

Marketable Equity Securities

The Company's investment in marketable equity securities is recorded at fair market value and reported in "Other current assets" and "Investments" in the accompanying consolidated balance sheet with changes in fair market value recorded in income for those securities designated as trading securities and in other comprehensive (loss) income, net of tax, for those designated as available for sale securities.

Property

Property is recorded at cost. PPG computes depreciation by the straight-line method based on the estimated useful lives of depreciable assets. Additional expense is recorded when facilities or equipment are subject to abnormal economic conditions or obsolescence. Significant improvements that add to productive capacity or extend the lives of properties are capitalized. Costs for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the original cost and related accumulated depreciation balance are removed from the accounts and any related gain or loss is included in income. Amortization of the cost of capitalized leased assets is included in depreciation expense. Property and other long-lived assets are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost over the fair value of acquired identifiable tangible and intangible assets less liabilities assumed from acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon their fair value at the date of acquisition.

The Company tests goodwill of each reporting unit for impairment at least annually in connection with PPG's strategic planning process in the third quarter. The goodwill impairment test is performed by comparing the fair value of the associated reporting unit to its carrying value. The Company's reporting units are its operating segments. (See Note 25, "Reportable Business Segment Information" for further information concerning the Company's operating segments.) Fair value is estimated using discounted cash flow methodologies.

The Company has determined that certain acquired trademarks have indefinite useful lives. The Company tests the carrying value of these trademarks for impairment at least annually in the third quarter by comparing the fair value of each trademark to its carrying value. Fair value is estimated by using the relief from royalty method (a discounted cash flow methodology).

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives (2 to 25 years) and are reviewed for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to reduce receivables to their estimated net realizable value when it is probable that a loss will be incurred. Those estimates are based on historical collection experience, current economic and market conditions, a review of the aging of accounts receivable and the assessments of current creditworthiness of customers.

Product Warranties

The Company accrues for product warranties at the time the associated products are sold based on historical claims experience. As of December 31, 2010 and 2009, the reserve for product warranties was $7 million and $8 million, respectively. Pretax charges against income for product warranties in 2010, 2009 and 2008 totaled $7 million, $6 million and $7 million, respectively. Cash outlays related to product warranties were $7 million annually in 2010, 2009 and 2008. In addition, $1 million of warranty obligations were assumed as part of the Company's 2008 business acquisitions.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. PPG recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. PPG's asset retirement obligations are primarily associated with closure of certain assets used in the chemicals manufacturing process.

The accrued asset retirement obligation was $13 million as of December 31, 2010 and 2009.

PPG's only conditional asset retirement obligation relates to the possible future abatement of asbestos contained in certain PPG production facilities. The asbestos in PPG's production facilities arises from the application of normal and customary building practices in the past when the facilities were constructed. This asbestos is encapsulated in place and, as a result, there is no current legal requirement to abate it. Inasmuch as there is no requirement to abate, the Company does not have any current plans or an intention to abate and therefore the timing, method and cost of future abatement, if any, are not known. The Company has not recorded an asset retirement obligation associated with asbestos abatement, given the uncertainty concerning the timing of future abatement, if any.

Accounting Standards Adopted Prior to 2010

Due to accounting guidance issued in 2007, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. An employer must also recognize and measure an asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. This guidance was effective as of

January 1, 2008. PPG has collateral assignment split-dollar life insurance arrangements within the scope of this accounting guidance.

As a result of the adoption of this guidance, the Company recognized a liability of $2 million in 2008, representing the present value of the future premium payments to be made under the existing policies. In accordance with the transition provisions, this amount was recorded as a direct decrease to retained earnings. No adjustment to the recorded asset value was required.

On January 1, 2008, PPG adopted accounting guidance related to fair value measurements for financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value under U.S. Generally Accepted Accounting Principles ("GAAP"), and expands disclosures about fair value measurements. Refer to Note 10, "Fair Value Measurement" for additional information regarding our fair value measurements. Adoption of the guidance applicable to financial assets and liabilities did not have a significant effect on PPG's consolidated results of operations or financial position.

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance entitled, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("ASC"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This new guidance was implemented at September 30, 2009 when it became effective. The adoption of this guidance has changed how we reference various elements of GAAP when preparing our financial statement disclosures, but did not have an impact on PPG's consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued new accounting guidance on subsequent events. The objective of this guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new accounting guidance was adopted as of June 30, 2009, when it became effective. Adopting this new guidance did not have a material impact on the accompanying consolidated financial statements.

In April 2009, the FASB issued new accounting guidance concerning fair value measurement and related disclosures when the volume of market activity has significantly decreased. The impact of adopting this new guidance as of June 30, 2009, when it became effective, did not have a material effect on PPG's consolidated results of operations or financial position.

In December 2008, the FASB issued new accounting guidance related to pension and other postretirement benefits, which provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This new accounting guidance is effective for annual periods ending after December 15, 2009. The impact of adoption of this guidance has changed PPG's disclosures about plan assets, but did not have an impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued new accounting guidance on business combinations. The new guidance retains the underlying concepts of previously issued accounting guidance in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting (formerly known as the purchase method of accounting), but this new guidance changes the method of applying the acquisition method in a number of significant aspects. Under the new guidance, acquisition costs are generally to be expensed as incurred; noncontrolling interests are valued at fair value at the acquisition date; in-process research and development is recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. These changes are effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with an exception related to the accounting for valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions completed before that date. This new guidance amends the accounting guidance for income taxes to require adjustments, made after the effective date of this statement, to valuation allowances for acquired deferred tax assets and uncertain income tax positions to be recognized as income tax expense. The adoption of this new guidance as of January 1, 2009 did not have a material impact on the accompanying consolidated financial statements.

In December 2007, the FASB issued new accounting guidance on consolidations. This new guidance was effective for PPG as of January 1, 2009, and requires the presentation of a noncontrolling interest (formerly known as minority interest) as equity in the consolidated balance sheet and separate from the parent's equity. The new guidance also requires that the amount of net income attributable to the noncontrolling interest be included in consolidated net income on the face of the income statement and that any dividends paid to noncontrolling interests be reported as a financing activity in the statement of cash flows. This new guidance requires changes in the parent's ownership interest in consolidated subsidiaries to be accounted for as equity transactions. This new guidance also includes expanded disclosure requirements regarding the interests of the parent and related noncontrolling interests. Beginning January 1, 2009, PPG applied the new guidance to its accounting for noncontrolling interests and its financial statement disclosures. The provisions of the new guidance have been applied to all periods presented in the accompanying consolidated financial statements.

In November 2007, the Emerging Issues Task Force ("EITF") issued new accounting guidance that defined collaborative arrangements and established reporting and disclosure requirements for such arrangements. This new guidance was effective for PPG as of January 1, 2009, and its adoption did not have an effect on PPG's consolidated results of operations or financial position.

On January 1, 2009, PPG adopted new accounting guidance on fair value measurements for nonfinancial assets and liabilities disclosed on a nonrecurring basis. The Company has applied the provisions of this new guidance to its financial statement disclosures beginning in the first quarter of 2009. Adoption of the new guidance did not have an effect on PPG's consolidated results of operations or financial position. Refer to Note 10, "Fair Value Measurement" for additional information regarding our fair value measurements.

In March 2008, the FASB issued new accounting guidance on derivatives and hedging, which changes the disclosure requirements for derivative instruments and hedging activities. This new guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. PPG has applied the provisions of this new guidance to its financial statement disclosures beginning in the first quarter of 2009.

Accounting Standards Adopted in 2010

In June 2009, the FASB issued revisions to the accounting guidance on consolidation of variable interest entities. On January 1, 2010, PPG adopted the provisions of the new guidance, which did not have an impact on its consolidated results of operations, cash flows or financial position. Refer to Note 6, "Investments" for information related to PPG's sole variable interest entity, RS Cogen, L.L.C.

In July 2010, the FASB issued new accounting guidance on finance receivables and allowance for credit loss, including disclosure requirements. In the fourth quarter of 2010, PPG adopted the provisions of the new guidance, which did not have an impact on its consolidated results of operations, cash flows or financial position. PPG has applied the provisions of this new guidance to its financial statement disclosures beginning in the fourth quarter of 2010.

2. Acquisitions

The Company spent $34 million on acquisitions (net of cash acquired of $6 million) in 2010, including purchase price adjustments related to acquisitions that were completed prior to December 31, 2009.

The Company spent $26 million on acquisitions (net of cash acquired of $1 million) in 2009, including purchase price adjustments related to acquisitions that were completed prior to December 31, 2008.

The Company spent $1,673 million on acquisitions (net of cash acquired of $136 million) in 2008, including purchase price adjustments related to 2007 acquisitions. Most of this spending was related to the January 2, 2008 acquisition of SigmaKalon, a worldwide coatings producer based in Uithoorn, Netherlands, from global private investment firm Bain Capital ("the seller"). The acquired business produces architectural, protective and marine and industrial coatings and is a leading coatings supplier in Europe and other key markets across the globe, with an increasing presence in Africa and Asia. The results of these businesses have been included in PPG's consolidated results of operations from January 2, 2008 onward. The 2008 sales of the acquired SigmaKalon businesses were $3.2 billion.

The total transaction value was approximately $3.2 billion, consisting of cash paid to the seller of $1,673 million and debt assumed of $1,517 million. The cash paid to the seller consisted of €717 million ($1,056 million) and $617 million. In 2007, PPG issued $617 million of commercial paper and borrowed $1,056 million (€717 million) under a €1 billion bridge loan agreement established in December 2007 in anticipation of completing the SigmaKalon acquisition. The proceeds from these borrowings were deposited into escrow in December 2007. Upon closing of the transaction on January 2, 2008, these amounts were released from escrow and paid to the seller.

The following table summarizes the final purchase price allocation for the SigmaKalon acquisition.

(Millions)	
Current assets (including cash of $136)	$ 1,415
Property, plant, and equipment	635
Customer-related intangibles	685
Trade names	277
Acquired technology	122
Goodwill (non-deductible)	1,353
Other	172
Total assets	4,659
Short-term debt	(1,507)
Current liabilities	(798)
Long-term debt	(10)
Deferred taxes	(389)
Other long-term liabilities	(305)
Net assets	1,650
In-process research and development	23
Total purchase price	$ 1,673

Identifiable intangible assets with finite lives are subject to amortization over their estimated useful lives. The identifiable intangible assets acquired in the SigmaKalon transaction will be amortized over an estimated weighted-average amortization period of 11 years. Customer-related intangibles will be amortized over an estimated weighted-average amortization period of 12 years, acquired technology will be amortized over an estimated weighted-average amortization period of seven years and trade names will be amortized over an estimated weighted-average amortization period of 15 years. Estimated future amortization expense related to these identifiable intangible assets is approximately $75 million annually in 2011 and 2012 and approximately $70 million annually in 2013-2015.

Goodwill related to the SigmaKalon acquisition has been recorded by PPG's reportable segments as follows: $1,045 million by Architectural Coatings – EMEA, $112 million by Performance Coatings (protective and marine operating segment) and $196 million by Industrial Coatings (industrial operating segment).

The step up to fair value of acquired inventory as part of the purchase price allocation totaled $94 million. This amount was included in cost of sales, exclusive of depreciation and amortization, in the accompanying consolidated statement of income for the year ended December 31, 2008 as the related inventory was sold to customers in the first quarter of 2008. The amount allocated to in-process research and development was charged to expense in the first quarter of 2008.

During 2008, the Company made several other acquisitions in the coatings businesses. The following table summarizes the estimated fair value of assets acquired and liabilities assumed as a result of these acquisitions and reflected in the purchase price allocations and adjustments recorded as of December 31, 2008. There were no significant adjustments to these amounts subsequent to December 31, 2008.

(Millions)	
Current assets	$ 38
Property, plant, and equipment	6
Goodwill	21
Other current assets	38
Other non-current assets	34
Total assets	137
Long-term liabilities	(1)
Net assets	$136

3. Divestiture of Automotive Glass and Services Business

During the third quarter of 2007, the Company entered into an agreement to sell its automotive glass and services business to Platinum Equity ("Platinum") for approximately $500 million. Accordingly, the assets and liabilities of this business were classified as held for sale and the results of operations and cash flows of this business were classified as discontinued operations in the third quarter of 2007. In the fourth quarter of 2007, PPG was notified that affiliates of Platinum had filed suit in the Supreme Court of the State of New York, County of New York, alleging that Platinum was not obligated to consummate the agreement. Platinum also terminated the agreement. PPG has sued Platinum and certain of its affiliates for damages, including the $25 million breakup fee stipulated by the terms of the agreement, based on various alleged actions of the Platinum parties. While the transaction with Platinum was terminated, PPG management remained committed to a sale of the automotive glass and services business and continued to classify its assets and liabilities as held for sale and to report its results of operations and cash flows as discontinued operations through the first quarter of 2008.

In July 2008, PPG entered into an agreement with affiliates of Kohlberg & Company, LLC, under which PPG would divest the automotive glass and services business to a new company formed by affiliates of Kohlberg. Under the agreement, PPG would receive a non-controlling interest in the new company. As a result, the accounting requirements for classifying the business as assets held for sale and reporting its results of operations and cash flows as discontinued operations had no longer been met.

In the second quarter of 2008, the automotive glass and services business was reclassified to continuing operations and, as a result, PPG recorded a one-time, non-cash charge of $17 million ($11 million aftertax) to reflect a catch-up of depreciation expense, which was suspended during the period the business was classified as a discontinued operation. Additionally, in the second quarter of 2008, PPG recorded a charge of $19 million ($12 million aftertax) for special termination benefits and a pension curtailment loss relating to the impact of benefit changes, including accelerated vesting, negotiated as part of the sale. This charge is included in Selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2008.

The transaction with affiliates of Kohlberg was completed on September 30, 2008, with PPG receiving total proceeds of $315 million, including $225 million in cash and two 6-year notes totaling $90 million ($60 million at 8.5% interest and $30 million at 10% interest). Both notes, which may be prepaid at any time without penalty, are senior to the equity of the new company. In addition, PPG received a noncontrolling interest of approximately 40 percent in the new company, Pittsburgh Glass Works LLC. This transaction resulted in a third quarter 2008 gain of $15 million pretax, net of transaction costs, and is included in "Other income" in the accompanying consolidated statement of income for the year ended December 31, 2008. The aftertax gain on the transaction was $3 million, reflective of tax expense of $12 million. Tax expense on the gain includes the tax cost of repatriating certain transaction proceeds from Canada to the U.S. and the impact of certain permanent book/tax differences which resulted in a larger taxable gain. PPG accounts for its interest in Pittsburgh Glass Works LLC under the equity method of accounting from October 1, 2008 onward.

The automotive glass and services business had net sales of $724 million and earnings of $16 million during the nine months ended September 30, 2008 and its results are part of the Glass reportable segment for that period.

PPG has retained certain liabilities for pension and post-employment benefits earned for service up to the date of sale, totaling approximately $956 million and $850 million at December 31, 2010 and 2009, respectively, for employees who were active as of the divestiture date and for individuals who were retirees of the business as of the divestiture date. PPG recognized expense of approximately $30 million and $40 million related to these obligations in 2010 and 2009, respectively.

Pittsburgh Glass Works LLC ceased production at its Oshawa, Canada plant in 2009 and closed its Hawkesbury, Canada plant in 2010. Under Canadian pension regulations, these plant closures will result in partial wind-ups of the pension plans for former employees at these plants, the liability for which was retained by PPG. Each of these partial windups will result in settlement charges against PPG earnings and require cash contributions to the plans in amounts that will be determined following the required review of the partial wind-ups by the Canadian pension authorities. The amount of each pretax charge and the cash contribution is currently estimated to be in the range of $20-$30 million and $10-$15 million, respectively. The proposed effective dates of the partial windups related to the Oshawa and Hawkesbury plant closures are February 27, 2009 and August 31, 2010, respectively. The cash contributions must be made by the end of the five year period following the proposed effective dates of the partial windups. The settlement charges will be recorded following the approval of the partial windups by the Canadian pension authorities and when the related cash contributions are completed.

4. Working Capital Detail

(Millions)	2010	2009
Receivables		
Trade - net(1)	$2,447	$2,283
Equity affiliates	24	28
Other - net	307	317
Total	$2,778	$2,628
Inventories(2)		
Finished products	$ 912	$ 918
Work in process	136	125
Raw materials	411	390
Supplies	114	115
Total	1,573	1,548
Accounts payable and accrued liabilities		
Trade creditors	$1,626	$1,384
Accrued payroll	405	355
Customer rebates	218	207
Other postretirement and pension benefits	109	103
Income taxes	56	33
Other	588	566
Total	$3,002	$2,648

(1) *Allowance for Doubtful Accounts equaled $91 million and $122 million as of December 31, 2010 and 2009, respectively.*

(2) *Inventories valued using the LIFO method of inventory valuation comprised 33% and 35% of total gross inventory values as of December 31, 2010 and 2009, respectively. If the FIFO method of inventory valuation had been used, inventories would have been $201 million and $224 million higher as of December 31, 2010 and 2009, respectively. During the year ended December 31, 2010 and 2009, certain inventories accounted for on the LIFO method of accounting were reduced, which resulted in the liquidation of certain quantities carried at costs prevailing in prior years. The effect on earnings was expense of $0.3 million and income of $12 million for the years ended December 31, 2010 and 2009, respectively.*

5. Property

(Millions)	*Useful Lives (years)*	2010	2009
Land and land improvements	5-30	$ 477	$ 478
Buildings	20-40	1,467	1,476
Machinery and equipment	5-25	5,587	5,507
Other	3-20	652	689
Construction in progress		232	163
Total(1)		$8,415	$8,313

(1) *Interest capitalized in 2010, 2009 and 2008 was $7 million, $9 million and $8 million, respectively.*

6. Investments

(Millions)	2010	2009
Investments in and advances to equity affiliates	$416	$365
Marketable equity securities		
Trading (See Note 15)	59	56
Available for sale	6	5
Other	69	73
Total	$550	$499

The Company's investments in and advances to equity affiliates include its approximately 40 percent interest in Pittsburgh Glass Works LLC, which had a carrying value, including $90 million in notes receivable, of $197 million at December 31, 2010 (see Note 3, "Divestiture of Automotive Glass and Services Business"). The Company's investments in and advances to equity affiliates also include 50 percent ownership interests in a number of joint ventures that manufacture and sell coatings, glass and chemicals products, the most significant of which produce fiber glass products and are located in Asia.

In addition, PPG has a 50 percent ownership interest in RS Cogen, L.L.C., which toll produces electricity and steam primarily for PPG and its joint venture partner. The joint venture was formed with a wholly-owned subsidiary of Entergy Corporation in 2000 for the construction and operation of a $300 million process steam, natural gas-fired cogeneration facility in Lake Charles, La., the majority of which was financed by a syndicate of banks. PPG's future commitment to purchase electricity and steam from the joint venture approximates $23 million per year subject to contractually defined inflation adjustments for the next 12 years. The purchases for the years ended December 31, 2010, 2009 and 2008 were $23 million, $23 million and $24 million, respectively.

RS Cogen is a variable interest entity under U.S. accounting guidance. The joint venture's critical operations are overseen by a management committee, which has equal representation by PPG and Entergy. With the power to direct the activities of RS Cogen equally shared between RS Cogen's two owners, PPG does not consider itself to be the joint venture's primary beneficiary. Accordingly, PPG accounts for its investment in RS Cogen as an equity method investment.

The following table summarizes the Company's maximum exposure to loss associated with RS Cogen as of December 31, 2010:

(Millions)	
Investment in and advances to RS Cogen	$ 8
Take-or-pay obligation under power tolling arrangement	281
Maximum exposure to loss	$289

Summarized financial information of PPG's equity affiliates on a 100 percent basis, in the aggregate, is as follows:

(Millions)	2010	2009
Working capital	$ 130	$ 243
Property, net	927	957
Short-term debt	(137)	(165)
Long-term debt	(423)	(502)
Other, net	184	187
Net assets	$ 681	$ 720

(Millions)	2010	2009	2008
Revenues	$1,519	$1,320	$ 885
Net earnings (loss)	$ 103	$ (4)	$ 14

PPG's share of undistributed net earnings of equity affiliates was $94 million and $44 million as of December 31, 2010 and 2009, respectively. Dividends received from equity affiliates were $6 million, $11 million and $18 million in 2010, 2009 and 2008, respectively.

As of December 31, 2010 and 2009, there were unrealized pretax gains of $1 million and unrealized pretax losses of $1 million, respectively, recorded in "Accumulated other comprehensive loss" in the accompanying consolidated balance sheet related to marketable equity securities available for sale. During 2010, PPG sold certain of these investments resulting in recognition of pretax gains of $2 million and proceeds of $3 million. During 2009, PPG sold certain of these investments resulting in recognition of pretax gains of $0.1 million and proceeds of $0.1 million. During 2008, PPG sold certain of these investments resulting in recognition of a pretax gain of $0.1 million and proceeds of $1 million.

7. Goodwill and Other Identifiable Intangible Assets

The change in the carrying amount of goodwill attributable to each reportable business segment for the years ended December 31, 2010 and 2009 was as follows:

(Millions)	Performance Coatings	Industrial Coatings	Architectural Coatings— EMEA	Optical and Specialty Materials	Glass	Commodity Chemicals	Total
Balance, Jan. 1, 2009	$1,078	$482	$ 976	$50	$55	$—	$2,641
Goodwill from acquisitions	—	9	5	—	—	3	17
Currency translation	65	18	40	1	2	—	126
Balance, Dec. 31, 2009	$1,143	$509	$1,021	$51	$57	$ 3	$2,784
Goodwill from acquisitions	—	7	8	—	—	3	18
Currency translation	8	(21)	(63)	(2)	(5)	—	(83)
Balance, Dec. 31, 2010	$1,151	$495	$ 966	$49	$52	$ 6	$2,719

The carrying amount of acquired trademarks with indefinite lives as of December 31, 2010 and 2009 totaled $323 million and $334 million, respectively.

The Company's identifiable intangible assets with finite lives are being amortized over their estimated useful lives and are detailed below.

	Dec. 31, 2010			Dec. 31, 2009		
(Millions)	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*
Acquired technology	$ 515	$(273)	$242	$ 519	$(234)	$ 285
Customer-related intangibles	974	(355)	619	990	(286)	704
Tradenames	120	(44)	76	122	(35)	87
Other	31	(23)	8	28	(22)	6
Balance	$1,640	$(695)	$945	$1,659	$(577)	$1,082

Aggregate amortization expense was $124 million, $126 million and $135 million in 2010, 2009 and 2008, respectively. The estimated future amortization expense of identifiable intangible assets is approximately $130 million during 2011 and 2012, and approximately $115-$120 million during 2013, 2014 and 2015.

8. Business Restructuring

In March of 2009, the Company finalized a restructuring plan focused on further reducing its global cost structure, driven by global economic conditions, low end-market demand and acceleration of cost-savings from the integration of the 2008 acquisition of SigmaKalon. As part of the restructuring, PPG closed the paint manufacturing portion of its facility in Saultain, France at the end of 2009, as well as several smaller production, laboratory, warehouse and distribution facilities across PPG's businesses and regions, and has reduced staffing across the company globally.

As a result of this restructuring plan, in March of 2009 the Company recorded a charge of $186 million for business restructuring, including severance and other costs of $154 million and asset write-offs of $32 million.

The Company also incurred approximately $11 million of additional costs directly associated with the restructuring actions for demolition, dismantling, relocation and training, of which $9 million was charged to expense as incurred in 2009 and $2 million in the first quarter of 2010.

In the fourth quarter of 2009, adjustments of approximately $10 million were recorded to reduce the remaining restructuring reserves established in 2008 and 2009 to reflect the current estimate of the costs to complete these actions. Also in the fourth quarter of 2009, some additional restructuring actions were approved and charges of approximately $10 million were recorded.

In the fourth quarter of 2010, adjustments of approximately $8 million were recorded to reduce the remaining restructuring reserves established in 2008 and 2009 to reflect the current estimate of the costs to complete these actions. Also in the fourth quarter of 2010, some additional restructuring actions were approved and charges of approximately $8 million were recorded.

At December 31, 2010, all restructuring actions have been finalized. The remaining reserve for the 2008 and 2009 restructuring plans of $23 million relates to severance payments to be made to certain former employees, $6 million of which will be paid after December 31, 2011.

The following table summarizes the activity through December 31, 2010 related to the 2009 restructuring actions:

(Millions, except no. of employees)	Severance and Other Costs	Asset Write-offs	Total Reserve	Employees Impacted
Performance Coatings	$ 35	$ 4	$ 39	764
Industrial Coatings	75	16	91	935
Architectural Coatings - EMEA	17	—	17	130
Optical & Specialty Materials	3	9	12	219
Commodity Chemicals	6	—	6	42
Glass	11	2	13	247
Corporate	7	1	8	91
Total	$154	$ 32	$ 186	2,428
2009 activity	(77)	(32)	(109)	(1,902)
Currency impact	11	—	11	—
Balance as of December 31, 2009	$ 88	$ —	$ 88	526
2010 activity	(67)	—	(67)	(526)
Currency impact	(4)	—	(4)	—
Balance as of December 31, 2010	$ 17	$ —	$ 17	—

During the third quarter of 2008, the Company finalized a restructuring plan as part of implementing PPG's global transformation strategy and the integration of its 2008 acquisition of SigmaKalon. As part of the restructuring, PPG closed its coatings manufacturing facilities in Clarkson, Ont., Canada, and Geldermalsen, the Netherlands. Other staffing reductions in PPG's coatings businesses in North America and Europe occurred in 2009. PPG also closed its Owen Sound, Ont., Canada, glass manufacturing facility, and idled one float glass production line at its Mt. Zion, Ill., facility in the fourth quarter of 2008. Other actions included writing off idle production assets in PPG's fiber glass and chemicals businesses.

In the third quarter of 2008, the Company recorded a charge of $163 million for business restructuring, including severance and other costs of $73 million, pension curtailments of $21 million and asset write-offs of $69 million. Severance and other restructuring costs related to the SigmaKalon acquisition totaling $33 million have been recorded as part of the purchase price allocation, effectively increasing goodwill. The restructuring reserve recorded in 2008 totaled $196 million.

The Company also incurred approximately $6 million of additional costs directly associated with the restructuring actions for demolition, dismantling, relocation and training, of which $5 million was charged to expense as incurred in 2009 and $1 million in the first quarter of 2010.

The following table summarizes the activity through December 31, 2010 related to the 2008 restructuring actions:

(Millions, except no. of employees)	Severance and Other Costs	Pension Curtailment Losses	Asset Write-offs	Total Reserve	Employees Impacted
Performance Coatings	$ 30	$ —	$ 15	$ 45	270
Industrial Coatings	45	9	10	64	577
Architectural Coatings - EMEA	19	—	—	19	215
Commodity Chemicals	—	—	13	13	10
Glass	12	12	31	55	285
Total	$106	$ 21	$ 69	$ 196	1,357
2008 activity	(12)	(21)	(69)	(102)	(249)
Currency impact	(6)	—	—	(6)	—
Balance as of December 31, 2008	$ 88	$ —	$ —	$ 88	1,108
2009 activity	(56)	—	—	(56)	(951)
Currency impact	2	—	—	2	—
Balance as of December 31, 2009	$ 34	$ —	$ —	$ 34	157
2010 activity	(26)	—	—	(26)	(157)
Currency impact	(2)	—	—	(2)	—
Balance as of December 31, 2010	$ 6	$ —	$ —	$ 6	—

9. Debt and Bank Credit Agreements and Leases

(Millions)	2010	2009
6 7/8% notes, due 2012[1]	$ 71	$ 71
5.75% notes, due 2013[1]	600	600
3 7/8% notes, due 2015 (€300)	401	432
1.9 % notes, due 2016[2]	248	—
7 3/8% notes, due 2016	146	146
6 7/8% notes, due 2017	74	74
6.65% notes, due 2018	700	700
7.4% notes, due 2019	198	198
3.6% notes, due 2020[2]	494	—
9% non-callable debentures, due 2021	149	149
7.70% notes, due 2038	249	249
5.5% notes, due 2040[2]	248	—
Unsecured term loan, due 2012	400	400
Impact of derivatives on debt[1]	24	16
Various other non-U.S. debt, weighted average 3.4% as of December 31, 2010 and 7.0% as of December 31, 2009	11	11
Capital lease obligations	34	32
Total	4,047	3,078
Less payments due within one year	4	4
Long-term debt	$4,043	$3,074

(1) PPG entered into several interest rate swaps which have the effect of converting $450 million as of December 31, 2010 and 2009, respectively, of these fixed rate notes to variable rates, based on the three-month London Interbank Offered Rate (LIBOR). The fair values of these interest rate swaps are based on Level 2 inputs as described in Note 10. The weighted average effective interest rate for these borrowings, including the effects of the outstanding swaps was 4.3% and 5.1% for the years ended December 31, 2010 and 2009, respectively. Refer to Notes 1 and 12 for additional information.

(2) The 2016 Notes, 2020 Notes and 2040 Notes were issued at a discount. The effective interest rates of the notes are 2.2%, 3.8%, and 5.5% respectively, at December 31, 2010.

Aggregate maturities of long-term debt during the next five years are (in millions) $4 in 2011, $477 in 2012, $615 in 2013, $2 in 2014, and $404 in 2015.

On March 18, 2008, PPG completed a public offering of $600 million in aggregate principal amount of its 5.75% Notes due 2013 (the "2013 Notes"), $700 million in aggregate principal amount of its 6.65% Notes due 2018 (the "2018 Notes") and $250 million in aggregate principal amount of its 7.70% Notes due 2038 (the "2038 Notes" and, together with the 2013 Notes and the 2018 Notes, the "Notes"). The Notes were offered by the Company pursuant to its existing shelf registration statement. The proceeds of this offering of $1,538 million (net of discount and issuance costs) and additional borrowings of $195 million under a €650 million revolving credit facility were used to repay existing debt, including debt incurred in connection with financing the SigmaKalon acquisition. The discount and issuance costs related to the Notes, which totaled $12 million, will be amortized to interest expense over the respective lives of the Notes.

In June 2009, PPG entered into a $400 million three year unsecured term loan. We used $116 million of the proceeds from this term loan to retire our 7.05% Notes due 2009; the remainder of the loan proceeds of approximately $284 million were used to retire outstanding amounts under a €650 million revolving credit facility. The principal amount of this term loan is due in three years and the interest rate is variable based on a spread over LIBOR.

In August 2010, PPG entered into a three-year credit agreement with several banks and financial institutions (the "Credit Agreement"). The Credit Agreement provides for a $1.2 billion unsecured revolving credit facility. In connection with entering into this Credit Agreement, the Company terminated its €650 million and its $1 billion revolving credit facilities that were each set to expire in 2011. There were no outstanding amounts due under either revolving facility at the time of their termination. The Company has the ability to increase the size of the Credit Agreement by up to an additional $300 million, subject to the receipt of lender commitments and other conditions. The Credit Agreement will terminate and all amounts outstanding will be due and payable on August 5, 2013.

The Credit Agreement provides that loans will bear interest at rates based, at the Company's option, on one of two specified base rates plus a margin based on certain formulas defined in the Credit Agreement. Additionally, the Credit Agreement contains a commitment fee on the amount of unused commitment under the Credit Agreement ranging from 0.125% to 0.625% per annum. The applicable interest rate and the commitment fee will vary depending on the ratings established by Standard & Poor's Financial Services LLC and Moody's Investor Service Inc. for the Company's non-credit enhanced, long-term, senior, unsecured debt.

The Credit Agreement contains usual and customary restrictive covenants for facilities of its type, which include, with specified exceptions, limitations on the Company's ability to create liens or other encumbrances, to enter into sale and leaseback transactions and to enter into consolidations, mergers or transfers of all or substantially all of its assets. The Credit Agreement also requires the Company to maintain a ratio of total indebtedness to total capitalization, as defined in the Credit Agreement, of sixty percent or less.

The Credit Agreement contains customary events of default that would permit the lenders to accelerate the repayment of any loans, including the failure to make timely payments when due under the Credit Agreement or other material indebtedness, the failure to satisfy covenants contained in the Credit Agreement, a change in control of the Company and specified events of bankruptcy and insolvency. There were no amounts outstanding under the Credit Agreement at December 31, 2010.

On November 12, 2010, PPG completed a public offering of $250 million in aggregate principal amount of its 1.900% Notes due 2016 (the "2016 Notes"), $500 million in aggregate principal amount of its 3.600% Notes due 2020 (the "2020 Notes") and $250 million in aggregate principal amount of its 5.500% Notes due 2040 (the "2040 Notes"). These notes were issued pursuant to an indenture dated as of March 18, 2008 (the "Original Indenture") between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of March 18, 2008 between the Company and the Trustee (the "First Supplemental Indenture") and a second supplemental indenture dated as of November 12, 2010 between the Company and the Trustee (the "Second Supplemental Indenture" and, together with the Original Indenture and the First Supplemental Indenture, the "Indenture"). The Company may issue additional debt from time to time pursuant to the Original Indenture. The Indenture governing these notes contains covenants that limit the Company's ability to, among other things, incur certain liens securing indebtedness, engage in certain sale-leaseback transactions, and enter into certain consolidations, mergers, conveyances, transfers or leases of all or substantially all the Company's assets. The terms of these notes also require the Company to make an offer to repurchase Notes upon a Change of Control Triggering Event (as defined in the Second Supplemental Indenture) at a price equal to 101% of their principal amount plus accrued and unpaid interest.

Cash proceeds from this notes offering was $983 million (net of discount and issuance costs). The discount and issuance costs related to these notes, which totaled $17 million, will be amortized to interest expense over the respective terms of the notes.

PPG's non-U.S. operations have uncommitted lines of credit totaling $791 million of which $31 million was used as of December 31, 2010. These uncommitted lines of credit are subject to cancellation at any time and are generally not subject to any commitment fees.

Short-term debt outstanding as of December 31, 2010 and 2009, was as follows:

(Millions)	2010	2009
€650 million revolving credit facility, 0.8% as of Dec. 31, 2009	$—	$110
Other, weighted average 3.39% as of Dec. 31, 2010 and 2.2% as of December 31, 2009	24	158
Total	$24	$268

PPG is in compliance with the restrictive covenants under its various credit agreements, loan agreements and indentures. The Company's revolving credit agreements include a financial ratio covenant. The covenant requires that the amount of total indebtedness not exceed 60% of the Company's total capitalization excluding the portion of accumulated other comprehensive income (loss) related to pensions and other postretirement benefit adjustments. As of December 31, 2010, total indebtedness was 45% of the Company's total capitalization excluding the portion of accumulated other comprehensive income (loss) related to pensions and other postretirement benefit adjustments. Additionally, substantially all of the Company's debt agreements contain customary cross-default provisions. Those provisions generally provide that a default on a debt service payment of $10 million or more for longer than the grace period provided (usually 10 days) under one agreement may result in an event of default under other agreements. None of the Company's primary debt obligations are secured or guaranteed by the Company's affiliates.

Interest payments in 2010, 2009 and 2008 totaled $189 million, $201 million and $228 million, respectively.

In December 2008, the Company entered into an agreement with a counterparty to repurchase 1.5 million shares of the Company's stock. Under the terms of the agreement, the counterparty purchased the shares in the open market in January of 2009 and held the shares until December of 2009 when the Company paid the agreed upon price of $39.53 per share and took possession of these shares. The total cost of this share repurchase was approximately $59 million.

In October of 2009, the Company entered into an agreement with a counterparty to repurchase up to 1.2 million shares of the Company's stock of which 1.1 million shares were purchased in the open market (465,006 of these shares were purchased as of December 31, 2009 at a weighted average price of $56.66 per share). The counterparty held the shares until September of 2010 when the Company paid $65 million and took possession of these shares.

Rental expense for operating leases was $233 million, $241 million and $267 million in 2010, 2008 and 2009, respectively. The primary leased assets include paint stores, transportation equipment, warehouses and other distribution facilities, and office space, including the Company's corporate headquarters located in Pittsburgh, Pa. Minimum lease commitments for operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2010, are (in millions) $160 in 2011, $127 in 2012, $98 in 2013, $76 in 2014, $59 in 2015 and $145 thereafter.

The Company had outstanding letters of credit and surety bonds of $167 million as of December 31, 2010. The letters of credit secure the Company's performance to third parties under certain self-insurance programs and other commitments made in the ordinary course of business. As of December 31, 2010 and 2009, guarantees outstanding were $86 million and $80 million, respectively. The guarantees relate primarily to debt of certain entities in which PPG has an ownership interest and selected customers of certain of the Company's businesses. A portion of such debt is secured by the assets of the related entities. The carrying values of these guarantees were $10 million and $7 million as of December 31, 2010 and 2009, respectively, and the fair values were $14 million and $15 million, as of December 31, 2010 and 2009, respectively. The fair value of each guarantee was estimated by comparing the net present value of two hypothetical cash flow streams, one based on PPG's incremental borrowing rate and the other based on the borrower's incremental borrowing rate, as of the effective date of the guarantee. Both streams were discounted at a risk free rate of return. The Company does not believe any loss related to these letters of credit, surety bonds or guarantees is likely.

10. Fair Value Measurement

The accounting guidance on fair value measurements establishes a hierarchy with three levels of inputs used to determine fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

Assets and liabilities reported at fair value on a recurring basis:

	December 31, 2010			
(Millions)	*Level 1*	*Level 2*	*Level 3*	*Total*
Short-term investments:				
Commercial paper and restricted cash	$ —	$632	$ —	$632
Marketable equity securities	5	—	—	5
Other current assets:				
Foreign currency contracts(1)	—	4	—	4
Equity forward arrangement(1)	—	55	—	55
Investments:				
Marketable equity securities	65	—	—	65
Other assets:				
Interest rate swaps(1)	—	20	—	20
Accounts payable and accrued liabilities:				
Foreign currency contracts(1)	—	4	—	4
Natural gas swap contracts(1)	—	28	—	28
Other liabilities:				
Cross currency swaps(1)	—	163	—	163
Forward starting swaps(1)	—	21	—	21
Natural gas swap contracts(1)	—	3	—	3

(1) This entire balance is designated as a hedging instrument under GAAP.

	December 31, 2009			
(Millions)	*Level 1*	*Level 2*	*Level 3*	*Total*
Short-term investments:				
Commercial paper and restricted cash	$ —	$ 3	$ —	$ 3
Marketable equity securities	4	—	—	4
Other current assets:				
Foreign currency contracts[2]	—	3	—	3
Equity forward arrangement[1]	—	18	—	18
Investments:				
Marketable equity securities	60	1	—	61
Other assets:				
Interest rate swaps[1]	—	10	—	10
Forward starting swaps[1]	—	3	—	3
Accounts payable and accrued liabilities:				
Foreign currency contracts[1]	—	8	—	8
Natural gas swap contracts[1]	—	37	—	37
Other liabilities:				
Cross currency swaps[1]	—	308	—	308
Natural gas swap contracts[1]	—	13	—	13

(1) This entire balance is designated as a hedging instrument under GAAP.
(2) The majority of this balance is designated as a hedging instrument under GAAP.

Assets and liabilities reported at fair value on a nonrecurring basis:

As a result of finalizing a restructuring plan, as discussed in Note 8, "Business Restructuring," long-lived assets with a carrying amount of $36 million were written-down to their fair value of $4 million, resulting in a charge of $32 million, which was included within the business restructuring charge in March 2009. These long-lived assets were valued using Level 3 inputs.

11. Financial Instruments, Excluding Derivative Financial Instruments

Included in PPG's financial instrument portfolio are cash and cash equivalents, short-term investments, cash held in escrow, marketable equity securities, company-owned life insurance and short and long-term debt instruments. The fair values of these financial instruments approximated their carrying values at December 31, 2010 and 2009, in the aggregate, except for long-term debt.

Long-term debt (excluding capital lease obligations), had carrying and fair values totaling $4,013 million and $4,299 million, respectively, as of December 31, 2010. Long-term debt (excluding capital lease obligations), had carrying and fair values totaling $3,046 million and $3,313 million, respectively, as of December 31, 2009. The fair values of the debt instruments were based on discounted cash flows and interest rates then currently available to the Company for instruments of the same remaining maturities.

12. Derivative Financial Instruments and Hedge Activities

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value on the balance sheet. The accounting for changes in the fair value of a derivative depends on the use of the instrument. To the extent that a derivative is effective as a hedge of an exposure to future changes in cash flows, the change in fair value of the instrument is deferred in accumulated other comprehensive (loss) income ("AOCI"). Any portion considered to be ineffective is reported in earnings immediately, including changes in value related to credit risk. To the extent that a derivative is effective as a hedge of an exposure to future changes in fair value, the change in the derivative's fair value is offset in the consolidated statement of income by the change in fair value of the item being hedged. To the extent that a derivative or a financial instrument is effective as a hedge of a net investment in a foreign operation, the change in the derivative's fair value is deferred as an unrealized currency translation adjustment in AOCI.

PPG's policies do not permit speculative use of derivative financial instruments. PPG uses derivative instruments to manage its exposure to fluctuating natural gas prices through the use of natural gas swap contracts. PPG also uses forward currency and option contracts as hedges against its exposure to variability in exchange rates on short-term intercompany borrowings, unrecognized firm sales commitments and cash flows denominated in foreign currencies. PPG uses foreign denominated debt and cross currency swap contracts to hedge net investments in foreign operations. Interest rate swaps are used to manage the Company's exposure to changing interest rates as such rate changes affect the fair value of fixed rate borrowings. Forward starting swaps are used to lock-in a fixed interest rate, to which will be added a corporate spread, related to future long-term debt refinancings. PPG also uses an equity forward arrangement to hedge the Company's exposure to changes in the fair value of PPG stock that is to be contributed to the asbestos settlement trust as discussed in Note 16, "Commitments and Contingent Liabilities."

PPG enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The Company did not realize a credit loss on derivatives during the three-year period ended December 31, 2010.

PPG centrally manages certain of its foreign currency transaction risks to minimize the volatility in cash flows caused by currency fluctuations. Decisions on whether to use derivative financial instruments to hedge the net transaction exposures related to all regions of the world are made based on the amount of those exposures by currency and, in certain situations, an assessment of the near-term outlook for certain currencies. This net hedging strategy does not qualify for hedge accounting; therefore, the change in the fair value of these instruments is recorded in "Other charges" in the accompanying consolidated statement of income in the period of change. As of December 31, 2010 and 2009, the fair value of these contracts were assets of less than $0.1 million and $0.5 million, respectively.

PPG designates forward currency contracts as hedges against the Company's exposure to variability in exchange rates on short-term intercompany borrowings denominated in foreign currencies. To the extent effective, changes in the fair value of these instruments are deferred in AOCI and subsequently reclassified to "Other charges" in the accompanying consolidated statement of income as foreign exchange gains and losses are recognized on the related intercompany borrowings. The portion of the change in fair value considered to be ineffective is recognized immediately in "Other charges" in the accompanying consolidated statement of income. All amounts related to these instruments deferred in AOCI as of December 31, 2010 will be reclassified to earnings within the next twelve months. As of December 31, 2010 and 2009, the fair value of these instruments was a net liability of $2 million.

PPG designates forward currency contracts as hedges against the Company's exposure to future changes in fair value related to certain firm sales commitments denominated in foreign currencies. These contracts are designated as fair value hedges. As such, they are reported at fair value in the Company's consolidated balance sheet, with changes in the fair value of these contracts and that of the related firm sales commitments reported in net sales. As of December 31, 2010, these contracts converted $76 million to the South Korean won over the 33 month period ending September 30, 2013. As of December 31, 2009, contracts converted $87 million to the South Korean won over the 18 month period ending June 30, 2011. As of December 31, 2010 and 2009, the fair value of the contracts was a net asset of $2 million and a net liability of $3 million, respectively.

PPG previously entered into ten U.S. dollar to euro cross currency swap contracts with a total notional amount of $1.3 billion, of which $600 million were to settle on March 15, 2013 and $700 million were to settle on March 15, 2018. One contract, with a notional amount of $140 million and a settlement date of March 15, 2018 was converted to cash during the first quarter of 2010. Accordingly, on settlement of the remaining outstanding contracts, PPG will receive $1.2 billion U.S. dollars and pay euros to the counterparties to the contracts. During the term of these contracts, PPG will receive semiannual payments in March and September of each year based on U.S. dollar, long-term fixed interest rates, and PPG will make annual payments in March of each year to the counterparties based on euro, long-term fixed interest rates. The Company has designated these swaps as hedges of its net investment in the acquired SigmaKalon businesses and, as a result, the mark to market fair value adjustments of the swaps have been and will be recorded as a component of AOCI, and the cash flow impact of these swaps has been and will be classified as investing activities in the consolidated statement of cash flows. As of December 31, 2010 and 2009, the fair value of these contracts was a net liability of $163 million and $308 million, respectively.

As of December 31, 2010 and 2009, PPG designated €300 million euro-denominated borrowings as a hedge of a portion of PPG's net investment in the Company's European operations. Also, during 2010 and 2009, certain portions of PPG's various other euro-denominated borrowings were designated as hedges of PPG's investments in its European operations. As a result, the change in book value from adjusting these foreign-denominated borrowings to current spot rates was deferred in AOCI.

As of December 31, 2010 and 2009, the Company had accumulated pretax unrealized translation losses in AOCI of $33 million and $210 million, respectively, related to both the euro-denominated borrowings and the cross currency swaps that have been designated as hedges of net investments.

Deferrals in AOCI related to hedges of the Company's net investments in European operations would be reclassified and recognized in earnings upon a substantial liquidation, sale or partial sale of such investments or upon impairment of all or a portion of such investments.

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. Generally, the Company maintains variable interest rate debt at a level of approximately 25% to 50% of total borrowings. PPG principally manages its fixed and variable interest rate risk by retiring and issuing debt from time to time and through the use of interest rate swaps. As of December 31, 2010 and 2009, these swaps converted $450 million of fixed rate debt to variable rate debt. The swaps are designated as fair value hedges. As such, these swaps are carried at fair value. Changes in the fair value of these swaps and that of the related debt are recorded in "Interest" in the accompanying consolidated statement of income. As of December 31, 2010 and 2009, the fair value of these contracts was an asset of $20 million and $10 million, respectively.

The Company entered into forward starting swaps in 2009 and in the second quarter of 2010 to effectively lock-in a fixed interest rate for future debt refinancings with an anticipated term of ten years based on the ten year swap rate, to which will be added a corporate spread. All of the swap contracts are required to be settled in July 2012. As of December 31, 2010 and December 31, 2009, the notional amount of the swaps outstanding totaled $400 million and $250 million, respectively. To the extent that the swaps are effective, changes in the fair values of the swap contracts are deferred in AOCI. The portion of the change in fair value considered to be ineffective is recognized immediately in "Other charges" in the accompanying consolidated statement of income. Amounts deferred in AOCI will be reclassified to interest expense over the same period of time that interest expense is recognized on the future borrowings. As of December 31, 2010 and 2009, the fair value of these swaps was a liability of $21 million and an asset of $3 million, respectively.

The Company uses derivative instruments to manage its exposure to fluctuating natural gas prices through the use of natural gas swap contracts. These instruments mature over the next 20 months. To the extent that these instruments are effective in hedging PPG's exposure to price changes, changes in the fair values of the hedge contracts are deferred in AOCI and reclassified to "Cost of sales, exclusive of depreciation and amortization" as the natural gas is purchased. The amount of ineffectiveness is reported in "Other charges" in the accompanying consolidated statement of income immediately. As of December 31, 2010 and 2009, the fair value of these contracts was a liability of $31 million and $50 million, respectively. Of the total pretax loss deferred in AOCI as of December 31, 2010, $28 million related to contracts that mature within the twelve-month period ending December 31, 2011.

PPG entered into a one-year renewable equity forward arrangement with a bank in 2003 in order to mitigate the impact on PPG earnings of changes in the fair value of 1,388,889 shares of PPG stock that is to be contributed to the asbestos settlement trust as discussed in Note 16, "Commitments and Contingent Liabilities." This instrument, which has been renewed, is recorded at fair value as an asset or liability and changes in the fair value of this instrument are reflected in the "Asbestos settlement – net" caption of the accompanying consolidated statement of income. The total principal amount payable for these shares is $62 million. PPG will pay to the bank interest based on the principal amount and the bank will pay to PPG an amount equal to the dividends paid on these shares during the period this instrument is outstanding. The difference between the principal amount and any amounts related to unpaid interest or dividends and the current market price for these shares, adjusted for credit risk, represents the fair value of the instrument as well as the amount that PPG would pay or receive if the bank chose to net settle the instrument. Alternatively, the bank may, at its option, require PPG to purchase the shares covered by the arrangement at the principal amount adjusted for unpaid interest and dividends as of the date of settlement. As of December 31, 2010 and 2009, the fair value of this contract was an asset of $55 million and $18 million, respectively.

No derivative instrument initially designated as a hedge instrument was undesignated or discontinued as a hedging instrument during 2010 or 2009. Nor were any amounts deferred in AOCI reclassified to earnings during the three-year period ended December 31, 2010 related to hedges of anticipated transactions that were no longer expected to occur.

All of the outstanding derivative instruments are subject to accelerated settlement in the event of PPG's failure to meet its debt obligations or payment obligations under the terms of the instruments' contractual provisions. In addition, should the Company be acquired and its payment obligations under the derivative instruments' contractual arrangements not be assumed by the acquirer, or should PPG enter into bankruptcy, receivership or reorganization proceedings, the instruments would also be subject to accelerated settlement.

For the year ended December 31, 2010, Other comprehensive loss included a net pretax loss due to cash flow hedge derivatives of $3 million ($2 million, net of tax). This loss was comprised of realized losses of $93 million and unrealized losses of $96 million. The realized losses related to the settlement during the period of natural gas contracts, interest rate swaps owned by RS Cogen (Refer to Note 6, "Investments" for a discussion regarding this equity method investment) and foreign currency contracts. The unrealized losses related to the change in fair value of the natural gas contracts, forward starting swaps, interest rate swaps owned by RS Cogen and foreign currency contracts.

For the year ended December 31, 2009, Other comprehensive income included a net pretax gain due to cash flow hedge derivatives of $41 million ($25 million, net of tax). This gain was comprised of realized losses of $159 million and unrealized losses of $118 million. The realized losses related to the settlement during the period of natural gas contracts, interest rate swaps owned by RS Cogen and foreign currency contracts. The unrealized losses related to the change in fair value of the natural gas and foreign currency contracts, offset in part by the change in fair value on forward starting swaps and interest rate swaps owned by RS Cogen.

For the year ended December 31, 2008, Other comprehensive loss included a net pretax loss due to cash flow hedge derivatives of $79 million ($49 million, net of tax). This loss was comprised of realized gains of $15 million and unrealized losses of $64 million. The realized gains related to the settlement during the period of natural gas contracts, offset in part by realized losses related to the settlement of foreign currency contracts and interest rate swaps that were owned by RS Cogen. The unrealized losses related to the change in fair value of the natural gas contracts and of interest rate swaps owned by RS Cogen, offset in part by the change in fair value on foreign currency contracts.

Refer to Note 10, "Fair Value Measurement," for additional disclosures related to the Company's derivative instruments outstanding as of December 31, 2010 and 2009.

The following table provides details for the years ended December 31, 2010 and 2009 related to fair value, cash flow and net investment hedges, by type of derivative and financial instrument. All dollar amounts are pretax.

December 31, 2010

Hedge Type (Millions)	*Gain (Loss) Deferred in OCI*	*Gain (Loss) Recognized*	
		Amount	*Caption*
Fair Value			
Interest rate swaps[(a)]	Not applicable	$ 12	Interest
Foreign currency contracts[(a)]	Not applicable	(1)	Sales
Equity forward arrangements[(a)]	Not applicable	37	Asbestos - net
Total Fair Value		$ 48	
Cash Flow			
Natural gas swaps[(a)]	$ (38)	$(58)	Cost of sales
Interest rate swaps of RS Cogen	(2)	(2)	Other earnings
Forward starting swaps[(b)]	(26)	—	
Foreign currency contracts[(c)]	(32)	(33)	Other charges
Other[(a)]	2	—	Interest
Total Cash Flow	$ (96)	$(93)	
Net Investment			
Cross currency swaps[(d)]	$145	$ —	Other charges
Foreign denominated debt	32		Not applicable
Total Net Investment	$177	$ —	
Non-Hedge			
Foreign currency contracts	Not applicable	$ 3	Other charges
Total Non-Hedge		$ 3	

(a) *The ineffective portion related to each of the items was less than $0.1 million of either income or expense for the year ended December 31, 2010.*
(b) *The ineffective portion related to this item was $1 million of income.*
(c) *The ineffective portion related to this item was $6 million of expense.*
(d) *The ineffective portion related to this item was $3 million of expense.*

December 31, 2009

Hedge Type (Millions)	*Gain (Loss) Deferred in OCI*	*Gain (Loss) Recognized*	
		Amount	*Caption*
Fair Value			
Interest rate swaps[(a)]	Not applicable	$ 6	Interest
Foreign currency contracts[(a)]	Not applicable	(10)	Sales
Equity forward arrangements[(a)]	Not applicable	24	Asbestos - net
Total Fair Value		$ 20	
Cash Flow			
Natural gas swaps[(a)]	$ (87)	$(122)	Cost of sales
Interest rate swaps of RS Cogen	1	(2)	Other earnings
Forward starting swaps[(a)]	3	—	
Foreign currency contracts[(a)]	(35)	(35)	Other charges
Total Cash Flow	$(118)	$(159)	
Net Investment			
Cross currency swaps[(a)]	$(187)	$ —	Other charges
Foreign denominated debt	(17)		Not applicable
Total Net Investment	$(204)	$ —	
Non-Hedge			
Foreign currency contracts	Not applicable	$ (4)	Other charges
Total Non-Hedge		$ (4)	

(a) *The ineffective portion related to each of these items was not significant and the earnings impact from ineffectiveness related to all of these items in the aggregate was net pretax income of less than $0.5 million for the year ended December 31, 2009.*

13. Earnings Per Common Share

The earnings per common share calculations for the three years ended December 31, 2010, are as follows:

(Millions, except per share amounts)	2010	2009	2008
Earnings per common share (attributable to PPG)			
Net Income (attributable to PPG)	$769	$336	$538
Weighted average common shares outstanding	164.5	164.8	164.6
Earnings per common share (attributable to PPG):			
Net Income (attributable to PPG)	$4.67	$2.04	$3.27
Earnings per common share - assuming dilution (attributable to PPG)			
Net Income (attributable to PPG)	$769	$336	$538
Weighted average common shares outstanding	164.5	164.8	164.6
Effect of dilutive securities:			
Stock options	0.8	0.1	0.2
Other stock compensation plans	0.6	0.6	0.6
Potentially dilutive common shares	1.4	0.7	0.8
Adjusted weighted average common shares outstanding	165.9	165.5	165.4
Earnings per common share - assuming dilution (attributable to PPG):			
Net Income (attributable to PPG)	$4.63	$2.03	$3.25

There were 1.2 million, 6.2 million and 5.1 million outstanding stock options excluded in 2010, 2009 and 2008, respectively, from the computation of diluted earnings per common share due to their anti-dilutive effect.

14. Income Taxes

The following table presents a reconciliation of the statutory U.S. corporate federal income tax rate to the Company's effective income tax rate:

	2010	2009	2008
U.S. federal income tax rate	35.00%	35.00%	35.00%
Changes in rate due to:			
State and local taxes – U.S.	1.31	1.99	2.47
U.S. tax (benefit) cost on foreign dividends	0.05	(3.05)	0.38
Taxes on non-U.S. earnings	(8.11)	(3.35)	(3.98)
Tax benefit on non-U.S. restructuring costs	—	2.76	0.23
PPG dividends paid to the ESOP	(0.67)	(1.61)	(1.13)
U.S. tax incentives	(1.83)	(1.16)	(1.03)
U.S. federal audit settlements	—	(0.28)	(1.59)
Other	(0.28)	0.60	0.93
One-time charge, tax law change	6.57	—	—
Effective income tax rate	32.04%	30.90%	31.28%

The decline of the impact of state and local taxes is largely the result of the decline in U.S. earnings as a percentage of total earnings. The increased impact on the 2010 effective income tax rate of non-U.S. earnings was a result of an increase in the level of those earnings and a shift in the geographic mix of those earnings to countries with lower statutory tax rates. U.S. tax incentives include the R&D credit, the U.S. manufacturing deduction and the tax free Medicare Part D subsidy.

The 2010 effective tax rate was increased because PPG recorded a one-time, aftertax charge in the first quarter of 2010 of $85 million, or 51 cents per share, as a result of a change in U.S. tax law included in the U.S. Patient Protection and Affordable Care Act enacted in March 2010. Under the prior tax law, the total amount paid for prescription drug costs for retirees over the age of 65 was tax deductible. Beginning in 2013, however, these costs will only be deductible to the extent they exceed the amount of the annual subsidy PPG receives from the U.S. government under Medicare Part D. As a result of this change, the Company's deferred tax asset, which reflects the future tax deductibility of these post retirement costs, had to be reduced in the first quarter of 2010, the period that the change in the tax law was enacted, as required by the accounting guidance for income taxes.

The filing of our 2008 U.S. federal income tax return in September 2009 increased our 2008 foreign sourced income for U.S. tax purposes which, in turn, led to a decision in the fourth quarter of 2009 to pay dividends from several foreign subsidiaries prior to year end. The benefit of the U.S. foreign tax credits associated with those dividends lowered our 2009 effective tax rate.

Income before income taxes of the Company's non-U.S. operations for 2010, 2009 and 2008 was $793 million, $342 million and $219 million, respectively.

The following table gives details of income tax expense reported in the accompanying consolidated statement of income.

(Millions)	2010	2009	2008
Current income taxes			
U.S. federal	$ 62	$ 3	$ 140
Non-U.S.	170	129	141
State and local – U.S.	15	15	29
Total current	247	147	310
Deferred income taxes			
U.S. federal	70	53	54
Non-U.S.	2	(13)	(86)
State and local – U.S.	11	4	6
One-time charge, tax law change	85	—	—
Total deferred	168	44	(26)
Total	$ 415	$ 191	$ 284

Income tax payments in 2010, 2009 and 2008 totaled $198 million, $197 million and $300 million, respectively.

Net deferred income tax assets and liabilities as of December 31, 2010 and 2009, were as follows:

(Millions)	2010	2009
Deferred income tax assets related to		
Employee benefits	$ 809	$ 873
Contingent and accrued liabilities	524	557
Operating loss and other carryforwards	125	132
Inventories	36	13
Property	8	6
Derivatives	75	126
Other	118	129
Valuation allowance	(83)	(78)
Total	1,612	1,758
Deferred income tax liabilities related to		
Property	450	441
Intangibles	481	516
Employee benefits	57	46
Other	66	55
Total	1,054	1,058
Deferred income tax assets – net	$ 558	$ 700

As of December 31, 2010, subsidiaries of the Company had available net operating loss carryforwards of approximately $375 million for income tax purposes, of which approximately $309 million has an indefinite expiration. The remaining $66 million expires between the years 2011 and 2025. The tax effected amount of the net operating loss carryforwards is $122 million. A valuation allowance has been established for carry-forwards at December 31, 2010, when the ability to utilize them is not likely.

No deferred U.S. income taxes have been provided on certain undistributed earnings of non-U.S. subsidiaries, which amounted to $2,465 million as of December 31, 2010 and $2,005 million as of December 31, 2009. These earnings are considered to be reinvested for an indefinite period of time or will be repatriated when it is tax effective to do so. It is not practicable to determine the deferred tax liability on these undistributed earnings.

The Company files federal, state and local income tax returns in numerous domestic and foreign jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed. The Company is no longer subject to examinations by tax authorities in any major tax jurisdiction for years before 2003. Additionally, the Internal Revenue Service has completed its examination of the Company's U.S. federal income tax returns filed for years through 2007. The examination of the Company's U.S. federal income tax return for 2008 is currently underway and is expected to be finalized during 2011.

The activity in the accrued liability for unrecognized tax benefits for the three years ended December 31, 2010 is as follows:

(Millions)	2010	2009	2008
Balance at January 1	$108	$ 99	$110
Additions based on tax positions related to the current year	7	19	12
Additions for tax positions of prior years	15	13	5
Reductions for tax positions of prior years	(5)	(8)	(17)
Pre-acquisition unrecognized tax benefits	—	—	20
Reductions for expiration of the applicable statute of limitations	(6)	(9)	(6)
Settlements	(2)	(11)	(21)
Currency	(6)	5	(4)
Balance at December 31	$111	$108	$ 99

The amount of unrecognized tax benefits was $111 million, $108 million and $99 million as of December 31, 2010, 2009 and 2008, respectively. If recognized, $103 million, $99 million and $89 million would impact the effective rate as of December 31, 2010, 2009 and 2008, respectively. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had accrued as of December 31, 2010, 2009 and 2008, $15 million, $13 million and $10 million, respectively, for estimated interest and penalties on unrecognized tax benefits. The Company recognized $2 million, $3 million and $1 million of expense for estimated interest and penalties during the years ended December 31, 2010, 2009 and 2008, respectively.

While it is expected that the amount of unrecognized tax benefits will change in the next 12 months, quantification of an estimated range cannot be made at this time. The Company does not expect this change to have a significant impact on the results of operations or financial position of the Company, however, actual settlements may differ from amounts accrued.

15. Pensions and Other Postretirement Benefits

Defined Benefit Plans

PPG has defined benefit pension plans that cover certain employees worldwide. The principal defined benefit pension plans are those in the U.S., Canada, the Netherlands and the U.K. which, in the aggregate, represent 99% of the market value of plan assets at December 31, 2010. PPG also sponsors welfare benefit plans that provide postretirement medical and life insurance benefits for certain U.S. and Canadian employees and their dependents. These programs require retiree contributions based on retiree-selected coverage levels for certain retirees and their dependents and provide for sharing of future benefit cost increases between PPG and participants based on management discretion. The Company has the right to modify or terminate certain of these benefit plans in the future. Salaried and certain hourly employees hired on or after October 1, 2004, are not eligible for postretirement medical benefits. Salaried employees hired, rehired or transferred to salaried status on or after January 1, 2006, and certain hourly employees hired in 2006 or thereafter are eligible to participate in a defined contribution retirement plan. These employees are not eligible for defined benefit pension plan benefits.

The Medicare Act of 2003 introduced a prescription drug benefit under Medicare ("Medicare Part D") that provides several options for Medicare eligible participants and employers, including a federal subsidy payable to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. During the third quarter of 2004, PPG concluded its evaluation of the provisions of the Medicare Act and decided to maintain its retiree prescription drug program and to take the subsidy available under the Medicare Act. The federal subsidy related to providing a retiree prescription drug benefit is not subject to U.S. federal income tax and is recorded as a reduction in annual net periodic benefit cost of other postretirement benefits.

In August 2007, the Company's U.S. other postretirement benefit plan was amended to consolidate the number of retiree health care options available for certain retirees and their dependents. The amendment was effective January 1, 2008. The amended plan also offered a fully-insured Medicare Part D prescription drug plan for certain retirees and their dependents. As such, beginning in 2008 PPG was no longer eligible to receive the subsidy provided under the Medicare Act of 2003 for these retirees and their dependents.

In October 2009, the Company decided, effective January 1, 2010, to return to a self-insured Medicare Part D prescription drug plan for certain retirees and their dependents that is at least actuarially equivalent to Medicare Part D. As such, effective January 1, 2010, PPG was eligible to receive the subsidy provided under the Medicare Act of 2003 for these retirees and their dependents.

The following table sets forth the changes in projected benefit obligations ("PBO") (as calculated as of December 31), plan assets, the funded status and the amounts recognized in the accompanying consolidated balance sheet for the Company's defined benefit pension and other postretirement benefit plans:

	Pensions		Other Postretirement Benefits	
(Millions)	2010	2009	2010	2009
Projected benefit obligation, January 1	$4,545	$4,096	$ 1,089	$ 1,150
Service cost	64	67	19	20
Interest cost	249	244	64	68
Plan amendments	—	1	(54)	31
Actuarial losses (gains)	410	280	183	(121)
Benefits paid	(270)	(253)	(71)	(70)
Foreign currency translation adjustments	(48)	113	5	11
Other	2	(3)	—	—
Projected benefit obligation, December 31	$4,952	$4,545	$ 1,235	$ 1,089
Market value of plan assets, January 1	$3,594	$2,837		
Actual return on plan assets	478	459		
Company contributions	340	452		
Participant contributions	3	4		
Benefits paid	(249)	(236)		
Plan expenses and other-net	(6)	(9)		
Foreign currency translation adjustments	(33)	87		
Market value of plan assets, December 31	$4,127	$3,594		
Funded Status	$ (825)	$ (951)	$(1,235)	$(1,089)
Amounts recognized in the Consolidated Balance Sheet:				
Accounts payable and accrued liabilities	(13)	(14)	(84)	(79)
Accrued pensions	(812)	(937)	—	—
Other postretirement benefits	—	—	(1,151)	(1,010)
Net liability recognized	$ (825)	$ (951)	$(1,235)	$(1,089)

The PBO is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation ("ABO") is the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The ABO for all defined benefit pension plans as of December 31, 2010 and 2009 was $4,695 million and $4,245 million, respectively.

The aggregate PBO and fair value of plan assets (in millions) for the pension plans with PBO in excess of plan assets were $4,952 and $4,127, respectively, as of December 31, 2010, and $4,544 and $3,594, respectively, as of December 31, 2009. The aggregate ABO and fair value of plan assets (in millions) for the pension plans with ABO in excess of plan assets were $4,494 and $3,918, respectively, as of December 31, 2010, and $4,061 and $3,386, respectively, as of December 31, 2009.

Amounts (pretax) not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss include the following:

(Millions)	*Pensions*		*Other Postretirement Benefits*	
	2010	2009	2010	2009
Accumulated net actuarial losses	$1,911	$1,824	$ 476	$ 311
Accumulated prior service cost (credit)	1	3	(71)	(22)
Total	$1,912	$1,827	$ 405	$ 289

The accumulated net actuarial losses for pensions relate primarily to the actual return on plan assets being less than the expected return on plan assets in 2000-2002 and 2008 and a decline in the discount rate since 1999. The accumulated net actuarial losses for other postretirement benefits relate primarily to actual healthcare costs increasing at a higher rate than assumed during the 2001-2003 period and the decline in the discount rate. Since the accumulated net actuarial losses exceed 10% of the higher of the market value of plan assets or the PBO at the beginning of the year, amortization of such excess over the average remaining service period of active employees expected to receive benefits has been included in net periodic benefit costs for pension and other postretirement benefits in each of the last three years. The increase in 2010 in the accumulated prior service credit for other postretirement benefits relates to several amendments to these plans approved by the Company during the year. Accumulated prior service cost (credit) is amortized over the future service periods of those employees who are active at the dates of the plan amendments and who are expected to receive benefits.

The increase in accumulated other comprehensive loss (pretax) in 2010 relating to defined benefit pension and other postretirement benefits consists of:

(Millions)	*Pensions*	*Other Postretirement Benefits*
Net actuarial loss arising during the year	$ 210	$183
New prior service (credit)	—	(54)
Amortization of actuarial loss	(121)	(19)
Amortization of prior service (cost) credit	(5)	5
Foreign currency translation adjustments and other	1	1
Net change	$ 85	$116

The net actuarial loss arising during 2010 related to the Company's pension plans was primarily due to a decrease in the discount rate and the impact of updating the Company's mortality assumption, partially offset by greater than expected plan asset returns in 2010. The net actuarial loss arising during 2010 related to the Company's other postretirement benefit plans resulted from a decrease in the discount rate and updating the Company's mortality assumption.

The estimated amounts of accumulated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2011 are $122 million and $3 million, respectively. The estimated amounts of accumulated net actuarial loss and prior service (credit) for the other postretirement benefit plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2011 are $55 million and $(12) million, respectively.

Net periodic benefit cost for the three years ended December 31, 2010, includes the following:

	Pensions			*Other Postretirement Benefits*		
(Millions)	2010	2009	2008	2010	2009	2008
Service cost	$ 64	$ 67	$ 72	$19	$ 20	$ 21
Interest cost	249	244	258	64	68	66
Expected return on plan assets	(278)	(228)	(283)	—	—	—
Amortization of prior service cost (credit)	5	6	11	(5)	(13)	(16)
Amortization of actuarial losses	121	129	69	19	34	26
Curtailments and special termination benefits	—	—	39	—	—	(5)
Net periodic benefit cost	$ 161	$ 218	$ 166	$97	$109	$ 92

Net periodic benefit cost is included in Cost of sales, exclusive of depreciation and amortization, Selling, general and administrative and Research and development in the accompanying consolidated statement of income.

Assumptions

The following weighted average assumptions were used to determine the benefit obligation for the Company's defined benefit pension and other postretirement plans as of December 31, 2010 and 2009:

	2010	2009
Discount rate	5.3%	5.7%
Rate of compensation increase	3.8%	3.9%

The following weighted average assumptions were used to determine the net periodic benefit cost for the Company's defined benefit pension and other postretirement benefit plans for the three years ended December 31, 2010:

	2010	2009	2008
Discount rate	5.7%	6.1%	6.2%
Expected return on assets	7.8%	7.9%	8.0%
Rate of compensation increase	3.9%	3.9%	4.1%

These assumptions for each plan are reviewed on an annual basis. In determining the expected return on plan asset assumption, the Company evaluates the mix of investments that comprise each plan's assets and external forecasts of future long-term investment returns. The Company compares the expected return on plan assets assumption to actual historic returns to ensure reasonability. The expected return on plan assets weighted average assumption to be used in determining 2011 net periodic pension expense will be 7.4% (8.0% for the U.S. plans).

As of December 31, 2010, the Company updated the mortality table used to calculate its U.S. defined benefit pension and other postretirement benefit liabilities. Previously, the Company had used the mortality table known as RP 2000, projected to 2006 and now will use the RP 2000 table projected to 2017. This update reflects improvements in mortality rates.

The weighted-average healthcare cost trend rate used was 7.6% for 2010 declining to 4.5% in the year 2024. For 2011, the weighted-average healthcare cost trend rate used will be 6.3% declining to 4.5% in the year 2024. These assumptions are reviewed on an annual basis. In selecting rates for current and long-term health care cost assumptions, the Company takes into consideration a number of factors including the Company's actual health care cost increases, the design of the Company's benefit programs, the demographics of the Company's active and retiree populations and external expectations of future medical cost inflation rates. If these 2011 health care cost trend rates were increased or decreased by one percentage point per year, such increase or decrease would have the following effects:

(Millions)	*One-Percentage Point Increase*	*One-Percentage Point Decrease*
Increase (decrease) in the aggregate of service and interest cost components of annual expense	$ 9	$ (8)
Increase (decrease) in the benefit obligation	$123	$(103)

Contributions

On August 17, 2006, the Pension Protection Act of 2006 ("PPA") was signed into law, changing the funding requirements for the Company's U.S. defined benefit pension plans beginning in 2008. Under the requirements of PPA, PPG did not have to make a mandatory contribution to these plans in 2010 and does not expect to have a mandatory contribution to these plans in 2011 because of management's intent to make voluntary contributions.

PPG made voluntary contributions to its U.S. defined benefit pension plans of approximately $250 million and $360 million (of which $100 million was made in PPG stock) in 2010 and 2009, respectively. PPG has made an additional voluntary contribution to its U.S. plans in January 2011 of $50 million. PPG made contributions to its non-U.S. defined benefit pension plans in 2010 and 2009 of approximately $85 million and $90 million, (of which approximately $20 million was made in PPG stock) respectively, some of which were required by local funding requirements. PPG expects to make mandatory contributions to its non-U.S. plans in 2011 of approximately $75 million.

Benefit Payments

The estimated pension benefits to be paid under the Company's defined benefit pension plans during the next five years are (in millions) $267 in 2011, $264 in 2012, $264 in 2013, $355 in 2014 and $318 in 2015 and are expected to aggregate $1,527 million for the five years thereafter. The estimated other postretirement benefits to be paid during the next five years are (in millions) $84 in 2011, $81 in 2012, $80 in 2013, $80 in 2014 and $83 in 2015 and are expected to aggregate $433 million for the five years thereafter. The Company expects to receive between $9 million and $12 million of subsidy under the Medicare Act of 2003 during each of the next five years and an aggregate amount of $77 million for the five years thereafter. The 2010 subsidy under the Medicare Act of 2003 of $7 million was received as of December 31, 2010.

Plan Assets

Each PPG sponsored defined benefit pension plan is managed in accordance with the requirements of local laws and regulations governing defined benefit pension plans for the exclusive purpose of providing pension benefits to participants and their beneficiaries. Investment committees comprised of PPG managers have fiduciary responsibility to oversee the management of pension plan assets by third party asset managers. Pension plan assets are held in trust by financial institutions and managed on a day-to-day basis by the asset managers. The asset managers receive a mandate from each investment committee that is aligned with the asset allocation targets established by each investment committee to achieve the plan's investment strategies. The performance of the asset managers is monitored and evaluated by the investment committees throughout the year.

Notes to the Consolidated Financial Statements

Pension plan assets are invested to generate investment earnings over an extended time horizon to help fund the cost of benefits promised under the plans while mitigating investment risk. The assets allocation targets established for each pension plan are intended to diversify the investments among a variety of asset categories and among a variety of individual securities within each asset category to mitigate investment risk and provide each plan with sufficient liquidity to fund the payment of pension benefits to current retirees.

The following summarizes the weighted average target pension plan asset allocation as of December 31, 2010:

Asset Category	Dec. 31, 2010	Dec. 31, 2009
Equity securities	40–75%	40-75%
Debt securities	25–60%	25-60%
Real estate	0–10%	0-10%
Other	0–10%	0-10%

The fair values of the Company's pension plan assets at December 31, 2010, by asset category, are as follows:

(Millions)	*Level 1*(1)	*Level 2*(1)	*Level 3*(1)	*Total*
Asset Category				
Equity securities:				
U.S.				
Large cap	$ 93	$ 679	$ —	$ 772
Small cap	135	85	—	220
PPG common stock	152	—	—	152
Non-U.S.				
Developed and emerging markets	149	490	—	639
Debt securities:				
Money market	137	—	—	137
Corporate(2)				
U.S.	666	—	—	666
Western Europe	1	167	—	168
Diversified(3)	49	173	—	222
Government				
U.S.	433	—	—	433
Western Europe	19	281	—	300
Other(4)	225	7	39	271
Real estate and other	1	7	139	147
Total	$2,060	$1,889	$178	$4,127

(1) *These levels refer to the accounting guidance on fair value measurement described in Note 10, "Fair Value Measurement."*
(2) *This category represents investment grade debt securities from a diverse set of industry issuers.*
(3) *This category represents commingled funds invested in diverse portfolios of debt securities.*
(4) *This category includes mortgage-backed and asset backed debt securities, municipal bonds and other debt securities.*

The fair values of the Company's pension plan assets at December 31, 2009, by asset category, are as follows:

(Millions)	*Level 1*(1)	*Level 2*(1)	*Level 3*(1)	*Total*
Asset Category				
Equity securities:				
U.S.				
Large cap	$ 80	$ 596	$ —	$ 676
Small cap	76	70	—	146
PPG common stock	155	—	—	155
Non-U.S.				
Developed markets	75	562	—	637
Debt securities:				
Money market	127	—	—	127
Corporate(2)				
U.S.	629	—	—	629
Western Europe	—	208	—	208
Diversified(3)	—	242	—	242
Government				
U.S.	341	—	—	341
Western Europe	—	186	—	186
Other(4)	120	—	40	160
Real estate	—	—	87	87
Total	$1,603	$1,864	$127	$3,594

(1) *These levels refer to the accounting guidance on fair value measurement described in Note 10, "Fair Value Measurement."*
(2) *This category represents investment grade debt securities from a diverse set of industry issuers.*
(3) *This category represents commingled funds invested in diverse portfolios of debt securities.*
(4) *This category includes mortgage-backed and asset backed debt securities, municipal bonds and other debt securities.*

The change in the fair value of the Company's Level 3 pension assets for the years ended December 31, 2010 and 2009 was as follows:

(Millions)	*Real Estate*	*Other Debt Securities*	*Other assets*	*Total*
Balance, January 1, 2009	$127	$25	—	$152
Realized gain/(loss)	6	2	—	8
Unrealized gain/(loss) for positions still held	(45)	—	—	(45)
Transfers in/(out)	(1)	12	—	11
Currency	—	1	—	1
Balance, December 31, 2009	$ 87	$40	$—	$127
Realized gain/(loss)	2	1	—	3
Unrealized gain/(loss) for positions still held	13	—	—	13
Transfers in/(out)	15	(1)	22	36
Currency	—	(1)	—	(1)
Balance, December 31, 2010	$117	$39	$22	$178

Real Estate properties are externally appraised at least annually by reputable, independent appraisal firms. Property valuations are also reviewed on a regular basis and are adjusted if there has been a significant change in circumstances related to the property since the last valuation. Value adjustments for interim capital expenditures are only recognized to the extent that the valuation process acknowledges a corresponding increase in fair value.

Other debt securities consist of insurance contracts, which are externally valued by insurance companies based on the present value of the expected future cash flows. Other assets consist primarily of small investments in private equity and hedge funds.

Other Plans

The Company incurred costs for multi-employer pension plans of $1 million in 2008. Multi-employer healthcare costs totaled $1 million in 2008. PPG's obligations under these plans were transferred as part of the sale of the automotive glass and services business (see Note 3, "Divestiture of Automotive Glass and Services Business").

The Company recognized expense for defined contribution pension plans in 2010, 2009 and 2008 of $31 million, $25 million and $22 million, respectively. As of December 31, 2010 and 2009, the Company's liability related to defined contribution pension plans was $18 million and $17 million, respectively.

The Company has a deferred compensation plan for certain key managers which allows them to defer a portion of their compensation in a phantom PPG stock account or other phantom investment accounts. The amount deferred earns a return based on the investment options selected by the participant. The amount owed to participants is an unfunded and unsecured general obligation of the Company. Upon retirement, death, disability, termination of employment, scheduled payment or unforeseen emergency, the compensation deferred and related accumulated earnings are distributed in accordance with the participant's election in cash or in PPG stock, based on the accounts selected by the participant.

The plan provides participants with investment alternatives and the ability to transfer amounts between the phantom non-PPG stock investment accounts. To mitigate the impact on compensation expense of changes in the market value of the liability, the Company has purchased a portfolio of marketable securities that mirror the phantom non-PPG stock investment accounts selected by the participants, except the money market accounts. The changes in market value of these securities are also included in earnings. Trading will occur in this portfolio to align the securities held with the participant's phantom non-PPG stock investment accounts, except the money market accounts.

The cost of the deferred compensation plan, comprised of dividend equivalents accrued on the phantom PPG stock account, investment income and the change in market value of the liability, was expense in 2010 of $10 million, expense in 2009 of $15 million, and income in 2008 of $25 million. These amounts are included in "Selling, general and administrative" in the accompanying consolidated statement of income. The change in market value of the investment portfolio was income in 2010 of $9 million, income in 2009 of $13 million, and expense in 2008 of $27 million, of which $0.4 million, $0.4 million and $1 million was realized gains, respectively, and is also included in "Selling, general and administrative."

The Company's obligations under this plan, which are included in "Accounts payable and accrued liabilities" and "Other liabilities" in the accompanying consolidated balance sheet, totaled $99 million and $96 million as of December 31, 2010 and 2009, respectively, and the investments in marketable securities, which are included in "Investments" and "Other current assets" in the accompanying consolidated balance sheet, were $63 million and $60 million as of December 31, 2010 and 2009, respectively.

Plan Design Changes

During 2010, PPG made changes to certain of its defined benefit pension plans in connection with shifting pension benefits for future service to defined contribution pension plans. Such changes enacted in 2010 were for the defined benefit plan in the United Kingdom and for certain of our bargaining unit plans in the U.S. Changes that were effective prior to December 31, 2010 are reflected in the measurement of the year end projected benefit obligation.

In January 2011, the Company approved an amendment to one of its U.S. defined benefit pension plans that represents 77% of the total U.S. projected benefit obligation at December 31, 2010. This change will result in employees no longer accruing benefits under this plan either as of December 31, 2011 or December 31, 2020 depending upon their combined age and service to PPG. The affected employees will participate in the Company's defined contribution retirement plan from the date when their benefit under the defined benefit plan is frozen. The impact of this amendment will be to lower our January 1, 2011 projected benefit obligation by approximately $65 million and lower our estimated 2011 expense by approximately $12 million. In addition, we will record a curtailment loss associated with this plan amendment of approximately $4 million in the first quarter of 2011.

16. Commitments and Contingent Liabilities

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. These lawsuits and claims, the most significant of which are described below, relate to contract, patent, environmental, product liability, antitrust and other matters arising out of the conduct of PPG's current and past business activities. To the extent that these lawsuits and claims involve personal injury and property damage, PPG believes it has adequate insurance; however, certain of PPG's insurers are contesting coverage with respect to some of these claims, and other insurers, as they had prior to the asbestos settlement described below, may contest coverage with respect to some of the asbestos claims if the settlement is not implemented. PPG's lawsuits and claims against others include claims against insurers and other third parties with respect to actual and contingent losses related to environmental, asbestos and other matters.

The results of any future litigation and the above lawsuits and claims are inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the settlement described below does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

Antitrust Matters

Several complaints were filed in late 2007 and early 2008 in different federal courts naming PPG and other flat glass producers as defendants in purported antitrust class actions. The complaints alleged that the defendants conspired to fix, raise, maintain and stabilize the price and the terms and conditions of sale of flat glass in the United States in violation of federal antitrust laws. In June 2008, these cases were consolidated into one federal court class action in Pittsburgh, Pa. In the consolidated complaint, the plaintiffs sought a permanent injunction enjoining the defendants from future violations of the federal antitrust laws, unspecified compensatory damages, including treble damages, and the recovery of their litigation costs. Many allegations in the complaints were similar to those raised in proceedings by the European Commission in which fines were levied against other flat glass producers arising out of alleged antitrust violations. PPG is not involved in any of the proceedings in Europe. PPG divested its European flat glass business in 1998. A complaint containing allegations substantially similar to the U.S. litigation and seeking compensatory and punitive damages in amounts to be determined by the court was filed in the Superior Court in Windsor, Ontario, Canada in August 2008 regarding the sale of flat glass in Canada. In the third quarter of 2010, the other defendants in these cases agreed to settlements. Although PPG is aware of no wrongdoing or conduct on its part in the operation of its flat glass business that violated any antitrust laws, in order to avoid the ongoing expense of this protracted case, as well as the risks and uncertainties associated with complex litigation involving jury trials, in the third quarter of 2010 PPG reached an agreement in principle to resolve these flat glass antitrust matters for approximately $6 million. All of the other defendants also agreed to settlements. Final settlement agreements were executed in the fourth quarter of 2010. The charge for these matters was reported in Other charges in the third quarter of 2010.

Asbestos Matters

For over 30 years, PPG has been a defendant in lawsuits involving claims alleging personal injury from exposure to asbestos. Most of PPG's potential exposure relates to allegations by plaintiffs that PPG should be liable for injuries involving asbestos-containing thermal insulation products, known as Unibestos, manufactured and distributed by Pittsburgh Corning Corporation ("PC"). PPG and Corning Incorporated are each 50% shareholders of PC. PPG has denied responsibility for, and has defended, all claims for any injuries caused by PC products. As of the April 16, 2000 order which stayed and enjoined asbestos claims against PPG (as discussed below), PPG was one of many defendants in numerous asbestos-related lawsuits involving approximately 114,000 claims served on PPG. During the period of the stay, PPG generally has not been aware of the dispositions, if any, of these asbestos claims.

Background of PC Bankruptcy Plan of Reorganization

On April 16, 2000, PC filed for Chapter 11 Bankruptcy in the U.S. Bankruptcy Court for the Western District of Pennsylvania located in Pittsburgh, Pa. Accordingly, in the first quarter of 2000, PPG recorded an after-tax charge of $35 million for the write-off of all of its investment in PC. As a consequence of the bankruptcy filing and various motions and orders in that proceeding, the asbestos litigation against PPG (as well as against PC) has been stayed and the filing of additional asbestos suits against them has been enjoined, until 30 days after the effective date of a confirmed plan of reorganization for PC substantially in accordance with the settlement arrangement among PPG and several other parties discussed below. The stay may be terminated if the Bankruptcy Court determines that such a plan will not be confirmed, or the settlement arrangement set forth below is not likely to be consummated.

On May 14, 2002, PPG announced that it had agreed with several other parties, including certain of its insurance carriers, the official committee representing asbestos claimants in the PC bankruptcy, and the legal representatives of future asbestos claimants appointed in the PC bankruptcy, on the terms of a settlement arrangement relating to certain asbestos claims against PPG and PC (the "2002 PPG Settlement Arrangement").

On March 28, 2003, Corning Incorporated announced that it had separately reached its own arrangement with the representatives of asbestos claimants for the settlement of certain asbestos claims against Corning and PC (the "2003 Corning Settlement Arrangement").

The terms of the 2002 PPG Settlement Arrangement and the 2003 Corning Settlement Arrangement were incorporated into a bankruptcy reorganization plan for PC along with a disclosure statement describing the plan, which PC filed with the Bankruptcy Court on April 30, 2003. Amendments to the plan and disclosure statement were subsequently filed. On November 26, 2003, after considering objections to the second amended disclosure statement and plan of reorganization, the Bankruptcy Court entered an order approving such disclosure statement and directing that it be sent to creditors, including asbestos claimants, for voting. In March 2004, the second amended PC plan of reorganization (the "second amended PC plan of reorganization") received the required votes to approve the plan with a channeling injunction for present and future asbestos claimants under §524(g) of the Bankruptcy Code. After voting results for the second amended PC plan of reorganization were received, the Bankruptcy Court judge conducted a hearing regarding the fairness of the settlement, including whether the plan would be fair with respect to present and future claimants, whether such claimants would be treated in substantially the same manner, and whether the protection provided to PPG and its participating insurers would be fair in view of the assets they would convey to the asbestos settlement trust (the "Trust") to be established as part of the second amended PC plan of reorganization. At that hearing, creditors and other parties in interest raised objections to the second amended PC plan of reorganization. Following that hearing, the Bankruptcy Court scheduled oral arguments for the contested items.

The Bankruptcy Court heard oral arguments on the contested items on November 17-18, 2004. At the conclusion of the hearing, the Bankruptcy Court agreed to consider certain post-hearing written submissions. In a further development, on February 2, 2005, the Bankruptcy Court established a briefing schedule to address whether certain aspects of a decision of the U.S. Third Circuit Court of Appeals in an unrelated case had any applicability to the second amended PC plan of reorganization. Oral arguments on these matters were subsequently held in March 2005. During an omnibus hearing on February 28, 2006, the Bankruptcy Court judge stated that she was prepared to rule on the PC plan of reorganization in the near future, provided certain amendments were made to the plan. Those amendments were filed, as directed, on March 17, 2006. After further conferences and supplemental briefings, in December 2006, the court denied confirmation of the second amended PC plan of reorganization, on the basis that the plan was too broad in the treatment of allegedly independent asbestos claims not associated with PC.

Terms of 2002 PPG Settlement Arrangement

PPG had no obligation to pay any amounts under the 2002 PPG Settlement Arrangement until 30 days after the second amended PC plan of reorganization was finally approved by an appropriate court order that was no longer subject to appellate review (the "Effective Date"). If the second amended PC plan of reorganization had been approved as proposed, PPG and certain of its insurers (along with PC) would have made payments on the Effective Date to the Trust, which would have provided the sole source of payment for all present and future asbestos bodily injury claims against PPG, its subsidiaries or PC alleged to be caused by the manufacture, distribution or sale of asbestos products by these companies. PPG would have conveyed the following assets to the Trust: (i) the stock it owns in PC and Pittsburgh Corning Europe, (ii) 1,388,889 shares of PPG's common stock and (iii) aggregate cash payments to the Trust of approximately $998 million, payable according to a fixed payment schedule over 21 years, beginning on June 30, 2003, or, if later, the Effective Date. PPG would have had the right, in its sole discretion, to prepay these cash payments to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. In addition to the conveyance of these assets, PPG would have paid $30 million in legal fees and expenses on behalf of the Trust to recover proceeds from certain historical insurance assets, including policies issued by certain insurance carriers that were not participating in the settlement, the rights to which would have been assigned to the Trust by PPG.

Under the proposed 2002 PPG Settlement Arrangement, PPG's participating historical insurance carriers would have made cash payments to the Trust of approximately $1.7 billion between the Effective Date and 2023. These payments could also have been prepaid to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. In addition, as referenced above, PPG would have assigned to the Trust its rights, insofar as they related to the asbestos claims to have been resolved by the Trust, to the proceeds of policies issued by certain insurance carriers that were not participating in the 2002 PPG Settlement Arrangement and from the estates of insolvent insurers and state insurance guaranty funds.

Under the proposed 2002 PPG Settlement Arrangement, PPG would have granted asbestos releases to all participating insurers, subject to a coverage-in-place agreement with certain insurers for the continuing coverage of premises claims (discussed below). PPG would have granted certain participating insurers full policy releases on primary policies and full product liability releases on excess coverage policies. PPG would have also granted certain other participating excess insurers credit against their product liability coverage limits.

If the second amended PC plan of reorganization incorporating the terms of the 2002 PPG Settlement Arrangement and the 2003 Corning Settlement Arrangement had been approved by the Bankruptcy Court, the Court would have entered a channeling injunction under §524(g) and other provisions of the Bankruptcy Code, prohibiting present and future claimants from asserting bodily injury claims after the Effective Date against PPG or its subsidiaries or PC relating to the manufacture, distribution or sale of asbestos-containing products by PC or PPG or its subsidiaries. The injunction would have also prohibited codefendants in those cases from asserting claims against PPG for contribution, indemnification or other recovery. All such claims would have been filed with the Trust and only paid from the assets of the Trust.

Modified Third Amended PC Plan of Reorganization

To address the issues raised by the Bankruptcy Court in its December 2006 ruling, the interested parties engaged in extensive negotiations regarding the terms of a third amended PC plan of reorganization, including modifications to the 2002 PPG Settlement Arrangement. A modified third amended PC plan of reorganization (the "third amended PC plan of reorganization"), including a modified PPG settlement arrangement (the "2009 PPG Settlement Arrangement"), was filed with the Bankruptcy Court on January 29, 2009. The parties also filed a disclosure statement describing the third amended PC plan of reorganization with the court. The third amended PC plan of reorganization also includes a modified settlement arrangement of Corning Incorporated.

Several creditors and other interested parties filed objections to the disclosure statement. Those objections were overruled by the Bankruptcy Court by order dated July 6, 2009 approving the disclosure statement. The third amended PC plan of reorganization and disclosure statement were then sent to creditors, including asbestos claimants, for voting. The report of the voting agent, filed on February 18, 2010, reveals that all voting classes, including asbestos claimants, voted overwhelmingly in favor of the third amended PC plan of reorganization, which included the 2009 PPG Settlement Arrangement. In light of the favorable vote on the third amended PC plan of reorganization, the Bankruptcy Court conducted a hearing regarding the fairness of the proposed plan, including whether (i) the plan would be fair with respect to present and future claimants, (ii) such claimants would be treated in substantially the same manner, and (iii) the protection provided to PPG and its participating insurers would be fair in view of the assets they would convey to the Trust to be established as part of the third amended PC plan of reorganization. The hearing was held in June of 2010. The remaining objecting parties (a number of objections were resolved through plan amendments and stipulations filed before the hearing) appeared at the hearing and presented their cases. At the conclusion of the hearing, the Bankruptcy Court established a briefing schedule for its consideration of confirmation of the plan and the objections to confirmation. That briefing was completed and final oral arguments held in October 2010. Following those arguments, the Bankruptcy Court, after considering the objections to the third amended PC plan of reorganization, will enter a confirmation order if all requirements to confirm a plan of reorganization under the Bankruptcy Code have been satisfied. Such an order could be appealed to the U.S. District Court for the Western District of Pennsylvania. Assuming that the District Court approves a confirmation order, interested parties could appeal the order to the U.S. Third Circuit Court of Appeals and subsequently could seek review by the U.S. Supreme Court.

The 2009 PPG Settlement Arrangement will not become effective until the third amended PC plan of reorganization is finally approved by an appropriate court order that is no longer subject to appellate review, and PPG's initial contributions will not be due until 30 business days thereafter (the "Funding Effective Date").

Asbestos Claims Subject to Bankruptcy Court's Channeling Injunction

If the third amended PC plan of reorganization is approved by the Bankruptcy Court and becomes effective, a channeling injunction will be entered under §524(g) of the Bankruptcy Code prohibiting present and future claimants from asserting asbestos claims against PC. With regard to PPG, the channeling injunction by its terms will prohibit present and future claimants from asserting claims against PPG that arise, in whole or in part, out of exposure to Unibestos, or any other asbestos or asbestos-containing products manufactured, sold and/or distributed by PC, or asbestos on or emanating from any PC premises. The injunction by its terms will also prohibit codefendants in these cases that are subject to the channeling injunction from asserting claims against PPG for contribution, indemnification or other recovery. Such injunction will also preclude the prosecution of claims against PPG arising from alleged exposure to asbestos or asbestos-containing products to the extent that a claimant is alleging or seeking to impose liability, directly or indirectly, for the conduct of, claims against or demands on PC by reason of PPG's: (i) ownership of a financial interest in PC; (ii) involvement in the management of PC, or service as an officer, director or employee of PC or a related party; (iii) provision of insurance to PC or a related party; or (iv) involvement in a financial transaction affecting the financial condition of PC or a related party. The foregoing PC related claims are referred to as "PC Relationship Claims" and constitute, in PPG management's opinion, the vast majority of the pending asbestos personal injury claims against PPG. All claims channeled to the Trust will be paid only from the assets of the Trust.

Asbestos Claims Retained by PPG

The channeling injunction provided for under the third amended PC plan of reorganization will not extend to any claim against PPG that arises out of exposure to any asbestos or asbestos-containing products manufactured, sold and/or distributed by PPG or its subsidiaries that is not a PC Relationship Claim, and in this respect differs from the channeling injunction contemplated by the second amended PC plan of reorganization filed in 2003. While management believes that the vast majority of the approximately 114,000 claims against PPG alleging personal injury from exposure to asbestos relate to products manufactured, distributed or sold by PC, the potential liability for any non-PC Relationship Claims will be retained by PPG. Because a determination of whether an asbestos claim is a non-PC Relationship Claim would typically not be known until shortly before trial and because the filing and prosecution of asbestos claims (other than certain premises claims) against PPG has been enjoined since April 2000, the actual number of non-PC Relationship Claims that may be pending at the expiration of the stay or the number of additional claims that may be filed against PPG in the future cannot be determined at this time. PPG does not expect the Bankruptcy Court to lift the stay until after confirmation or rejection of the third amended PC plan of reorganization. PPG intends to defend against all such claims vigorously and their ultimate resolution in the court system is expected to occur over a period of years.

In addition, similar to what was contemplated by the second amended PC plan of reorganization, the channeling injunction will not extend to claims against PPG alleging personal injury caused by asbestos on premises owned, leased or occupied by PPG (so called "premises claims"), which generally have been subject to the stay imposed by the Bankruptcy Court. Historically, a small proportion of the claims against PPG and its subsidiaries have been premises claims, and based upon review and analysis, PPG believes that the number of premises claims currently comprises less than 2% of the total asbestos related claims against PPG. Beginning in late 2006, the Bankruptcy Court lifted the stay with respect to certain premises claims against PPG. As a result, PPG and its primary insurers have settled approximately 500 premises claims. PPG's insurers agreed to provide insurance coverage for a major portion of the payments made in connection with the settled claims, and PPG accrued the portion of the settlement amounts not covered by insurance. PPG, in conjunction with its primary insurers as appropriate, evaluates the factual, medical, and other relevant information pertaining to additional claims as they are being considered for potential settlement. The number of such claims under consideration for potential settlement, currently approximately 300, varies from time to time. Premises claims remain subject to the stay, as outlined above, although certain claimants have requested the Court to lift the stay with respect to these claims and the stay has been lifted as to some claims. PPG believes that any financial exposure resulting from such premises claims, taking into account available insurance coverage, will not have a material adverse effect on PPG's consolidated financial position, liquidity or results of operations.

PPG's Funding Obligations

PPG has no obligation to pay any amounts under the third amended PC plan of reorganization until the Funding Effective Date. If the third amended PC plan of reorganization is approved, PPG and certain of its insurers will make the following contributions to the Trust. On the Funding Effective Date, PPG will relinquish any claim to its equity interest in PC, convey the stock it owns in Pittsburgh Corning Europe and transfer 1,388,889 shares of PPG's common stock or cash equal to the fair value of such shares as defined in the 2009 PPG Settlement Arrangement. PPG will make aggregate cash payments to the Trust of approximately $825 million, payable according to a fixed payment schedule over a period ending in 2023. The first payment is due on the Funding Effective Date. PPG would have the right, in its sole discretion, to prepay these cash payments to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. PPG's historical insurance carriers participating in the third amended PC plan of reorganization will also make cash payments to the Trust of approximately $1.7 billion between the Funding Effective Date and 2027. These payments could also be prepaid to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. PPG will grant asbestos releases and indemnifications to all participating insurers, subject to amended coverage-in-place arrangements with certain insurers for remaining coverage of premises claims. PPG will grant certain participating insurers full policy releases on primary policies and full product liability releases on excess coverage policies. PPG will also grant certain other participating excess insurers credit against their product liability coverage limits.

PPG's obligation under the 2009 PPG Settlement Arrangement at December 31, 2008 was $162 million less than the amount that would have been due under the 2002 PPG Settlement Arrangement. This reduction is attributable to a number of negotiated provisions in the 2009 PPG Settlement Arrangement, including the provisions relating to the channeling injunction under which PPG retains liability for any non-PC Relationship Claims. PPG will retain such amount as a reserve for asbestos-related claims that will not be channeled to the Trust, as this amount represents PPG's best estimate of its liability for these claims. PPG does not have sufficient current claim information or settlement history on which to base a better estimate of this liability, in light of the fact that the Bankruptcy Court's stay has been in effect since 2000. As a result, PPG's reserve at December 31, 2010 and 2009 for asbestos-related claims that will not be channeled to the Trust is $162 million. In addition, under the 2009 PPG Settlement Arrangement, PPG will retain for its own account rights to recover proceeds from certain historical insurance assets, including policies issued by non-participating insurers. Rights to recover these proceeds would have been assigned to the Trust by PPG under the 2002 PPG Settlement Arrangement.

Following the effective date of the third amended PC plan of reorganization and the lifting of the Bankruptcy Court stay, PPG will monitor the activity associated with asbestos claims which are not channeled to the Trust pursuant to the third amended PC plan of reorganization, and evaluate its estimated liability for such claims and related insurance assets then available to the Company as well as underlying assumptions on a periodic basis to determine whether any adjustment to its reserve for these claims is required.

Of the total obligation of $821 million and $772 million under the 2009 PPG Settlement Arrangement at December 31, 2010 and 2009, respectively, $578 million and $534 million are reported as a current liabilities and the present value of the payments due in the years 2012 to 2023 totaling $243 and 2011 to 2023 totaling $238 million are reported as a non-current liability in the accompanying consolidated balance sheet as of December 31, 2010 and 2009. The future accretion of the non-current portion of the liability will total $136 million at December 31, 2010, and be reported as expense in the consolidated statement of income over the period through 2023, as follows (in millions):

2011	$ 14
2012	14
2013 – 2023	108
Total	$136

The following table summarizes the impact on PPG's financial statements for the three years ended December 31, 2010 resulting from the 2009 PPG Settlement Arrangement including the change in fair value of the stock to be transferred to the Trust and the equity forward instrument (see Note 12, "Derivative Financial Instruments and Hedge Activities") and the increase in the net present value of the future payments to be made to the Trust.

	Consolidated Balance Sheet			
	Asbestos Settlement Liability		*Equity Forward (Asset)*	
(Millions)	*Current*	*Long-term*	*Liability*	*Pretax Charge*
Balance as of January 1, 2008	$ 593	$324	$(18)	$ 24
Change in fair value:				
PPG stock	(39)	—	—	(39)
Equity forward instrument	—	—	24	24
Accretion of asbestos liability	—	19	—	19
Reclassification	38	(38)	—	—
Impact of 2009 PPG Settlement Arrangement(1)	(101)	(61)	—	—
Balance as of and Activity for the year ended December 31, 2008	$ 491	$244	$ 6	$ 4
Change in fair value:				
PPG stock	23	—	—	23
Equity forward instrument	—	—	(24)	(24)
Accretion of asbestos liability	—	14	—	14
Reclassification	20	(20)	—	—
Balance as of and Activity for the year ended December 31, 2009	$ 534	$238	$(18)	$ 13
Change in fair value:				
PPG stock	35	—	—	35
Equity forward instrument	—	—	(37)	(37)
Accretion of asbestos liability	—	14	—	14
Reclassification	9	(9)	—	—
Balance as of and Activity for the year ended December 31, 2010	$ 578	$243	$(55)	$ 12

(1) Amounts have been reclassified to Other liabilities and retained as a reserve for asbestos-related claims that will not be channeled to the Trust. The balance in this reserve at December 31, 2010 remains $162 million.

The fair value of the equity forward instrument is included as an Other current asset as of December 31, 2010 and 2009 in the accompanying consolidated balance sheet. Payments under the fixed payment schedule require annual payments that are due each June. The current portion of the asbestos settlement liability included in the accompanying consolidated balance sheet as of December 31, 2010, consists of all such payments required through June 2011, the fair value of PPG's common stock and the value of PPG's investment in Pittsburgh Corning Europe. The amount due June 30, 2012 of $16 million and the net present value of the remaining payments is included in the long-term asbestos settlement liability in the accompanying consolidated balance sheet as of December 31, 2010.

Enjoined Claims

If the 2009 PPG Settlement Arrangement is not implemented, for any reason, and the Bankruptcy Court stay expires, PPG intends to defend vigorously the pending and any future asbestos claims, including PC Relationship Claims, asserted against it and its subsidiaries. PPG continues to assert that it is not responsible for any injuries caused by PC products, which it believes account for the vast majority of the pending claims against PPG. Prior to 2000, PPG had never been found liable for any PC-related claims. In numerous cases, PPG was dismissed on motions prior to trial, and in others PPG was released as part of settlements by PC. PPG was found not responsible for PC-related claims at trial in two cases. In January 2000, one jury found PPG, for the first time, partly responsible for injuries to five plaintiffs alleged to be caused by PC products. The plaintiffs holding the judgment on that verdict moved to lift the injunction as applied to their claims. Before the hearing on that motion, PPG entered into a settlement with those claimants in the second quarter of 2010 to avoid the costs and risks associated with the possible lifting of the stay and appeal of the adverse 2000 verdict. The settlement resolved both the motion to lift the injunction and the judgment against PPG. The cost of this settlement was not significant to PPG's results of operations for the second quarter of 2010 and was fully offset by prior insurance recoveries. Although PPG has successfully defended asbestos claims brought against it in the past, in view of the number of claims, and the significant verdicts that other companies have experienced in asbestos litigation, the result of any future litigation of such claims is inherently unpredictable.

Environmental Matters

It is PPG's policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Reserves for environmental contingencies are exclusive of claims against third parties and are generally not discounted. In management's opinion, the Company operates in an environmentally sound manner and the outcome of the Company's environmental contingencies will not have a material effect on PPG's financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized. Management anticipates that the resolution of the Company's environmental contingencies will occur over an extended period of time.

As of December 31, 2010 and 2009, PPG had reserves for environmental contingencies totaling $272 million and $287 million, respectively, of which $83 million and $59 million, respectively, were classified as current liabilities. The reserve at December 31, 2010 included $168 million for environmental contingencies associated with PPG's former chromium manufacturing plant in Jersey City, N.J. ("Jersey City"), $50 million for environmental contingencies associated with the Calcasieu River estuary and three operating plant sites in PPG's chemicals business and $54 million for other environmental contingencies, including National Priority List sites and legacy glass manufacturing sites. The reserve at December 31, 2009 included $188 million for environmental contingencies associated with the former chromium manufacturing plant in Jersey City, $44 million for environmental contingencies associated with the Calcasieu River Estuary and three operating plant sites in PPG's chemicals business and $55 million for other environmental contingencies, including National Priority List sites and legacy glass manufacturing sites. Pretax charges against income for environmental remediation costs in 2010, 2009 and 2008 totaled $21 million, $11 million and $15 million, respectively, and are included in "Other charges" in the accompanying consolidated statement of income. Cash outlays related to such environmental remediation aggregated $34 million, $24 million, and $24 million in 2010, 2009 and 2008, respectively. The impact of foreign currency decreased the liability by $2 million in 2010 and increased the liability by $1 million in 2009.

The Company's continuing efforts to analyze and assess the environmental issues associated with a former chromium manufacturing plant site located in Jersey City, and at the Calcasieu River Estuary located near the Lake Charles, La., chlor-alkali plant resulted in a pre-tax charge of $173 million in the third quarter of 2006 for the estimated costs of remediating these sites. These charges for estimated environmental remediation costs in 2006 were significantly higher than PPG's historical range. Excluding 2006, pretax charges against income have ranged between $10 million and $35 million per year for the past 15 years. PPG anticipates that charges against income in 2011 for environmental remediation costs will be within this historical range.

Management expects cash outlays for environmental remediation costs to be approximately $80 million in 2011 and to range from $50 million to $70 million annually through 2014. It is possible that technological, regulatory and enforcement developments, the results of environmental studies and other factors could alter the Company's expectations with respect to future charges against income and future cash outlays. Specifically, the level of expected future remediation costs and cash outlays is highly dependent upon activity related to the former chromium manufacturing plant site in New Jersey as discussed below.

Remediation: New Jersey Chrome

Since 1990, PPG has remediated 47 of 61 residential and nonresidential sites under the 1990 Administrative Consent Order ("ACO") with the New Jersey Department of Environmental Protection ("NJDEP"). The most significant of the 14 remaining sites is the former chromium manufacturing location in Jersey City, New Jersey. The principal contaminant of concern is hexavalent chromium. Based on current estimates, at least 700,000 tons of soil may be potentially impacted for all remaining sites. The Company submitted a feasibility study work plan to the NJDEP in October 2006 that includes a review of the available remediation technology alternatives for the former chromium manufacturing location. Under the feasibility study work plan, remedial alternatives which will be assessed include, but are not limited to, soil excavation and offsite disposal in a licensed disposal facility, in situ chemical stabilization of soil and groundwater, and in situ solidification of soils.

As a result of the extensive analysis undertaken in connection with the preparation and submission of the feasibility study work plan for the former chromium manufacturing location described above, the Company recorded a pretax charge of $165 million in the third quarter of 2006. The charge included estimated costs for remediation at the 14 remaining ACO sites, including the former manufacturing site, and for the resolution of litigation filed by NJDEP in May 2005 as discussed below. The principal estimated cost elements of the third quarter 2006 charge and of the remaining reserve at December 31, 2010 were based on competitively derived or readily available remediation industry cost data for representative remedial options, e.g., excavation and in situ stabilization/ solidification. The major cost components are (i) transportation and disposal of excavated soil and in place soil treatment and (ii) construction services (related to soil excavation, groundwater management and site security), which account for approximately 55% and 25% of the reserve, respectively, as of December 31, 2010. The reserve also includes estimated costs for remedial investigation, interim remedial measures, engineering and project management. The most significant assumptions underlying the reserve are those related to the extent and concentration of chromium impacts in the soil, as these will determine the quantity of soil that must be treated in place, the quantity that will have to be excavated and transported for offsite disposal, and the nature of disposal required. The charges are exclusive of any third party indemnification, as management does not expect to receive any such amounts.

In May 2005, the NJDEP filed a complaint against PPG and two other former chromium producers seeking to hold the parties responsible for a further 53 sites where the source of chromium contamination is not known and to recover costs incurred by the agency in connection with its response activities at certain of those sites. During the third quarter of 2008, the parties reached an agreement in principle on all claims relating to these 53 sites (the "Orphan Sites Settlement"). Under the terms of the proposed Orphan Sites Settlement, PPG would, among other things, accept responsibility for remediation of 6 of the 53 sites, one half of the cost for remediating 9 sites where chrome ore processing residue was used as fill in connection with the installation or repair of sewer pipes owned by the city of Jersey City, New Jersey ("Jersey City"), reimburse the NJDEP for a portion of past costs in the amount of $5 million and be responsible for the NJDEP's oversight costs associated with the sites for which PPG is wholly or partially responsible. The proposed Orphan Sites Settlement would not affect PPG's responsibilities for the 14 remaining unremediated sites covered by PPG's ACO. However, a settlement agreement among PPG, NJDEP and Jersey City (which had asserted claims against PPG for lost tax revenue) has been reached and memorialized in the form of a Judicial Consent Order (the "JCO") that was entered by the Court on June 26, 2009. PPG's remedial obligations under the ACO with NJDEP have been incorporated into the JCO. Pursuant to the JCO, a new process has been established for the review of the technical reports PPG must submit for the investigation and remedy selection for the 14 ACO sites and the 6 sites for which PPG has accepted sole responsibility under the terms of the proposed Orphan Sites Settlement (i.e., 20 PPG Sites). The JCO also provided for the appointment of a court-approved Site Administrator who is responsible for establishing a master schedule for the remediation of the 20 PPG sites. The JCO established a goal, based on currently applicable remedial provisions, to remediate soils and sources of contamination at the PPG sites as expeditiously as possible with a goal for completion near the end of 2015 in accordance with the master schedule developed by the Site Administrator. On July 6, 2009, former United States Environmental Protection Agency Deputy Administrator, Michael McCabe, was appointed as Site Administrator under the JCO. The JCO also resolved the claims for reparations for lost tax revenues by Jersey City with the payment of $1.5 million over a 5 year time period. The JCO did not otherwise affect PPG's responsibility for the remediation of the 14 ACO sites. PPG's estimated costs under the proposed Orphan Sites Settlement and the JCO are included in the December 31, 2010 reserve for New Jersey chrome environmental remediation matters.

The feasibility study work plan for the former chromium manufacturing site submitted in 2006 is under review by NJDEP. The work plans for interim remedial measures at that site, which consist of the removal and off-site disposal of concrete foundations, have been approved by NJDEP and the associated work began in the third quarter of 2010. PPG expects to submit a draft remediation work plan for the former chromium manufacturing site with NJDEP in mid-2011. Following review and comment by the NJDEP, PPG will submit a final remediation work plan and associated cost estimate for the site, which may occur in late 2011.

PPG has submitted a Remedial Action Work Plan for one other remaining site under the ACO. This proposal has been submitted to the NJDEP for approval, with remedial activities expected to begin in 2011. In addition, investigation activities are ongoing for an additional six sites covered by the ACO adjacent to the former manufacturing site with completion expected in 2011. Investigation activities for the remaining six sites covered by the ACO are also expected to be completed in 2011 and PPG believes the results of the study at the former chromium manufacturing location will provide the Company with relevant information concerning remediation alternatives at these sites. The investigation and remediation of all ACO sites and the six orphan sites for which PPG has accepted sole responsibility is scheduled to be completed over the next four years.

As described above, multiple future events, including completion of feasibility studies, remedy selection, remedy design and remedy implementation involving governmental agency action or approvals will be required, and considerable uncertainty exists regarding the timing of these future events for the remaining 14 sites covered by the ACO and the six orphan sites for which PPG has accepted responsibility under the terms of a proposed Orphan Sites Settlement. Final resolution of these events is expected to occur over an extended period of time. As these events occur and to the extent that the cost estimates of the environmental remediation remedies change, the existing reserve for this environmental remediation will be adjusted.

Remediation: Calcasieu River Estuary

In Lake Charles, the U.S. Environmental Protection Agency ("USEPA") completed an investigation of contamination levels in the Calcasieu River Estuary and issued a Final Remedial Investigation Report in September 2003, which incorporates the Human Health and Ecological Risk Assessments, indicating that elevated levels of risk exist in the estuary. PPG and other potentially responsible parties are performing a feasibility study under the authority of the Louisiana Department of Environmental Quality ("LDEQ"). PPG's exposure with respect to the Calcasieu Estuary is focused on the lower few miles of Bayou d'Inde, a small tributary to the Calcasieu Estuary near PPG's Lake Charles facility, and about 150 to 200 acres of adjacent marshes. The Company and three other potentially responsible parties submitted a draft remediation feasibility study report to the LDEQ in October 2006. The proposed remedial alternatives include sediment dredging, sediment capping, and biomonitoring of fish and shellfish. Principal contaminants of concern which may require remediation include various metals, dioxins and furans, and polychlorinated biphenyls. In response to agency comments on the draft study, the companies conducted additional investigations and submitted a revised feasibility report to the agencies in the third quarter of 2008. Government officials have indicated that a U.S. Army Corps of Engineers' study has concluded that the proposed remedy will not adversely affect drainage in communities adjacent to Bayou d'Inde. In response to the revised feasibility study, LDEQ issued a draft decision document for the Bayou d'Inde area in February 2010. The decision document includes LDEQ's selection of remedial alternatives for the Bayou d'Inde area and are in accordance with those recommended in the revised feasibility study. LDEQ held a public hearing on March 23, 2010 and is in the process of evaluating the public comments received as part of the finalization of its decision document, which is expected in 2011.

Multiple future events, such as feasibility study approval, remedy selection, remedy design and remedy implementation involving agency action or approvals related to the Calcasieu River Estuary will be required and considerable uncertainty exists regarding the timing of these future events. Final resolution of these events is expected to occur over an extended period of time. However, based on currently available information it is expected that feasibility study approval and the remedy selection and design approval could occur in 2011. The remedy implementation could occur during 2011 to 2014, with some period of long-term monitoring for remedy effectiveness to follow. In addition, PPG's obligation related to any potential remediation will be dependent in part upon the final allocation of responsibility among the potentially responsible parties. Negotiations with respect to this allocation are ongoing, but the outcome is uncertain.

Remediation: Reasonably Possible Matters

In addition to the amounts currently reserved for environmental remediation, the Company may be subject to loss contingencies related to environmental matters estimated to be as much as $200 million to $400 million which is a change from the previously reported range of $200 million to $300 million. This change in estimate relates principally to the cost of New Jersey Chrome and legacy glass manufacturing site remediation. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. This range of reasonably possible unreserved loss relates to environmental matters at a number of sites; however, about 50% of this range relates to additional costs at the former chromium manufacturing plant site and related sites in Jersey City, N.J., and about 25% relates to the Calcasieu River Estuary and the three operating PPG plant sites in the Company's chemicals businesses. The loss contingencies related to these sites include significant unresolved issues such as the nature and extent of contamination at these sites and the methods that may have to be employed to remediate them.

The status of the remediation activity at the sites in New Jersey and at the Calcasieu River Estuary in Louisiana and the factors that could result in the need for additional environmental remediation reserves at those sites are described above. Initial remedial actions are occurring at the three operating plant sites in the chemicals businesses. These three operating plant sites are in Barberton, Ohio, Lake Charles, La., and Natrium, W.Va. At Barberton, PPG has completed a Facility Investigation and Corrective Measure Study ("CMS") under USEPA's Resource Conservation and Recycling Act ("RCRA") Corrective Action Program. PPG has been implementing the remediation alternatives recommended in the CMS using a performance-based approach with USEPA Region V oversight. However, USEPA Region V transferred its oversight authority to the Ohio Environmental Protection Agency ("OEPA") in 2010. The Barberton Corrective Action Permit was issued by Ohio EPA on September 24, 2010. As part of this permit, PPG is responsible for filing engineering remedies for various issues at this site. These remedies have not yet been filed with the OEPA. Similarly, the Company has completed a Facility Investigation and CMS for the Lake Charles facility under the oversight of the LDEQ. The LDEQ has accepted the proposed remedial alternatives. PPG received notice of LDEQ issuance of the final Hazardous Waste Post-Closure/HSWA Permit on June 28, 2010. The Permit was issued in final form on September 23, 2010. Planning for or implementation of these proposed alternatives is in progress. At Natrium, a facility investigation has been completed and initial interim remedial measures have been implemented to mitigate soil impacts. There is additional investigation of groundwater contamination ongoing which may indicate the need for further remedial actions to address specific areas of the facility. Preliminary engineering design of a groundwater treatment system is underway. PPG has been addressing impacts from a legacy plate glass manufacturing site in Kokomo, Indiana under the Voluntary Remediation Program ("VRP") of the Indiana Department of Environmental Management ("IDEM"). PPG has agreed to expand the scope of the investigation activities.

With respect to certain waste sites, the financial condition of any other potentially responsible parties also contributes to the uncertainty of estimating PPG's final costs. Although contributors of waste to sites involving other potentially responsible parties may face governmental agency assertions of joint and several liability, in general, final allocations of costs are made based on the relative contributions of wastes to such sites. PPG is generally not a major contributor to such sites.

The impact of evolving programs, such as natural resource damage claims, industrial site reuse initiatives and state remediation programs, also adds to the present uncertainties with regard to the ultimate resolution of this unreserved exposure to future loss. The Company's assessment of the potential impact of these environmental contingencies is subject to considerable uncertainty due to the complex, ongoing and evolving process of investigation and remediation, if necessary, of such environmental contingencies, and the potential for technological and regulatory developments.

Other Matters

The U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and the U.S. Department of Justice conducted an investigation into violations of U.S. export control laws related to the exportation without the required export license of small quantities (approximately 1,000 gallons) of protective coatings for potential use in Pakistan in 2006. The Company cooperated with the government in this matter. The Company, with the assistance of outside counsel, conducted an investigation into these violations of the U.S. export control laws and responded to administrative and federal grand jury subpoenas. The Company also made disclosures of certain U.S. export control violations to the U.S. Department of Commerce related to this matter.

After reviewing the Company's voluntary self-disclosure, other documents submitted by the Company and the findings of its own investigation, on December 21, 2010 the U.S. Attorney's Office for the District of Columbia and BIS entered into an agreement with the Company and the Company's wholly-owned Chinese subsidiary, PPG Paints Trading (Shanghai) Co., Ltd. ("SPT") to resolve this matter. As part of the settlement, the Company entered into a cooperation and non-prosecution agreement ("NPA") with the Department of Justice under which the U.S. Attorney's Office for the District of Columbia agreed not to bring charges related to this matter against the Company or its affiliates (except SPT as noted below). The Company is required to meet the conditions of the NPA for two years, including reporting any future violations and maintaining an ethics and export compliance program. The Company also agreed to resolve the BIS investigation through the payment of a $750,000 civil penalty and a commitment to satisfy certain compliance and reporting obligations. In addition, SPT pled guilty in U.S. District Court to four charges under U.S. export control laws, paid fines of $3 million for civil and criminal violations, along with $32,319 in criminal forfeitures, and will serve five years of corporate probation. These costs were accrued in the fourth quarter of 2010 and are reported in Other charges in the consolidated statement of income for 2010.

PPG is a defendant in a matter in the California State Court in San Francisco in which the City of Modesto and its Redevelopment Authority claim that PPG and other defendants manufactured a defective product, the dry cleaning solvent perchloroethylene ("PCE"), and failed to provide adequate warnings regarding the environmental risks associated with the use of PCE. The plaintiffs claimed the defendants are responsible for remediation of soil and groundwater contamination at numerous dry cleaner sites in Modesto, California. In 2006, a Phase 1 trial was conducted as to four sites. The jury returned a verdict in the amount of $3.1 million against PPG, The Dow Chemical Company, Vulcan, Oxy, and R.R. Street. The verdict was not apportioned.

Subsequent to the Phase 1 verdict, Vulcan and Oxy settled. In 2008, trial commenced on 18 Phase 2 Sites. Prior to submission of the case to the jury, the Court granted motions that limited PPG's potential liability to one of the 18 sites. The damages sought at this one site totaled $27 million. A jury verdict in the amount of $18 million was returned against PPG and The Dow Chemical Company on May 18, 2009. The verdict was not apportioned. The jury was not able to reach a verdict on the statute of limitations issue on the site in question. However, on August 24, 2009, the trial court issued an opinion finding that the City's claims were barred by the statute of limitations. The effect of the ruling was to nullify the jury's Phase 2 damage award. In October 2009, the trial court held a non-jury trial of the Redevelopment Authority's damage claims under the "Polanco Act" for certain remediation and investigative costs incurred to date. On June 3, 2010, the court issued a final decision finding that none of the Defendants were liable under the Polanco Act. The court will combine the Phase 1 and Phase 2 verdicts and decide what amount of prior settlements will be applied to the final verdict. The allocation of prior settlements will be the subject of briefing and a court decision prior to the entry of a final judgment. On January 31, 2011 the court issued a "tentative" decision finding that prior settlements offset the entire $3.1 million verdict against PPG and Dow. Upon entry of a final judgment there will most likely be appeals.

17. Shareholders' Equity

A class of 10 million shares of preferred stock, without par value, is authorized but unissued. Common stock has a par value of $1.66⅔ per share; 600 million shares are authorized.

The following table summarizes the shares outstanding for the three years ended December 31, 2010:

	Common Stock	*Treasury Stock*	*Shares Outstanding*
Balance, January 1, 2008	290,573,068	(126,772,400)	163,800,668
Purchases	—	(128,600)	(128,600)
Issuances	—	526,565	526,565
Balance, December 31, 2008	290,573,068	(126,374,435)	164,198,633
Purchases	—	(1,500,000)	(1,500,000)
Issuances	—	2,969,026	2,969,026
Balance, December 31, 2009	290,573,068	(124,905,409)	165,667,659
Purchases	—	(8,124,621)	(8,124,621)
Issuances	—	2,838,777	2,838,777
Balance, December 31, 2010	290,573,068	(130,191,253)	160,381,815

Per share cash dividends paid were $2.18 in 2010, $2.13 in 2009 and $2.09 in 2008.

18. Accumulated Other Comprehensive Loss

(Millions)	*Unrealized Currency Translation Adjustments*	*Pension and Other Postretirement Benefit Adjustments*	*Unrealized Gain (Loss) on Marketable Securities*	*Unrealized Gain (Loss) on Derivatives*	*Accumulated Other Comprehensive (Loss) Income*
Balance, January 1, 2008	$ 392	$ (967)	$ 3	$(10)	$ (582)
Net Change	(499)	(494)	(4)	(49)	(1,046)
Balance, December 31, 2008	$(107)	$(1,461)	$(1)	$(59)	$(1,628)
Net change	173	169	—	25	367
Balance, December 31, 2009	$ 66	$(1,292)	$(1)	$(34)	$(1,261)
Net change	(13)	(136)	1	(2)	(150)
Balance, December 31, 2010	$ 53	$(1,428)	$—	$(36)	$(1,411)

Unrealized currency translation adjustments related to translation of foreign denominated balance sheets exclude income tax expense (benefit) given that the earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

The tax benefit related to unrealized currency translation adjustments other than translation of foreign denominated balance sheets, for the years ended December 31, 2010, 2009 and 2008 was $8 million, $62 million and $22 million, respectively.

The tax benefit (cost) related to the adjustment for pension and other postretirement benefits for the years ended December 31, 2010, 2009 and 2008 was $65 million, $18 million and $315 million, respectively. The cumulative tax benefit related to the adjustment for pension and other postretirement benefits at December 31, 2010 and 2009 was $889 million and $824 million, respectively. The tax benefit (cost) related to the change in the unrealized gain (loss) on marketable securities for the years ended December 31, 2010, 2009 and 2008 was $0.6 million, $0.1 million and $2 million, respectively. The tax benefit (cost) related to the change in the unrealized gain (loss) on derivatives for the years ended December 31, 2010, 2009 and 2008 was $1 million, $(16) million and $30 million, respectively.

19. Employee Savings Plan

PPG's Employee Savings Plan ("Savings Plan") covers substantially all U.S. employees. The Company makes matching contributions to the Savings Plan based upon participants' savings, subject to certain limitations. For most participants not covered by a collective bargaining agreement, Company-matching contributions are established each year at the discretion of the Company and are applied to a maximum of 6% of eligible participant compensation. For those participants whose employment is covered by a collective bargaining agreement, the level of Company-matching contribution, if any, is determined by the collective bargaining agreement.

The Company-matching contribution was 100% for 2008 and for the first two months of 2009. The Company-matching contribution was suspended from March 2009 through June 2010 as a cost savings measure in recognition of the adverse impact of the global recession. Effective July 1, 2010, the Company match was reinstated at 50% on the first 6% contributed for most employees eligible for the Company-matching contribution feature. This would have included the bargained employees in accordance with their collective bargaining agreements. On January 1, 2011, the Company match was increased to 75% on the first 6% contributed by these eligible employees.

Compensation expense and cash contributions related to the Company match of participant contributions to the Savings Plan for 2010, 2009 and 2008 totaled $9 million, $7 million and $42 million, respectively. A portion of the Savings Plan qualifies under the Internal Revenue Code as an Employee Stock Ownership Plan. As a result, the tax deductible dividends on PPG shares held by the Savings Plan were $24 million, $28 million and $29 million for 2010, 2009 and 2008, respectively.

20. Other Earnings

(Millions)	*2010*	*2009*	*2008*
Interest income	$ 34	$ 28	$ 26
Royalty income	58	45	52
Share of net earnings (loss) of equity affiliates (See Note 6)	45	(5)	3
Gain on sale of assets	8	36	23
Other	69	74	61
Total	$214	$178	$165

21. Stock-Based Compensation

The Company's stock-based compensation includes stock options, restricted stock units ("RSUs") and grants of contingent shares that are earned based on achieving targeted levels of total shareholder return. All current grants of stock options, RSUs and contingent shares are made under the PPG Industries, Inc. Omnibus Incentive Plan ("PPG Omnibus Plan"). Shares available for future grants under the PPG Omnibus Plan were 4.1 million as of December 31, 2010.

Total stock-based compensation cost was $52 million, $34 million and $33 million in 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the accompanying consolidated statement of income related to the stock-based compensation was $18 million, $12 million and $12 million in 2010, 2009 and 2008, respectively.

Stock Options

PPG has outstanding stock option awards that have been granted under two stock option plans: the PPG Industries, Inc. Stock Plan ("PPG Stock Plan") and the PPG Omnibus Plan. Under the PPG Omnibus Plan and the PPG Stock Plan, certain employees of the Company have been granted options to purchase shares of common stock at prices equal to the fair market value of the shares on the date the options were granted. The options are generally exercisable beginning from six to 48 months after being granted and have a maximum term of 10 years. Upon exercise of a stock option, shares of Company stock are issued from treasury stock. The PPG Stock Plan includes a restored option provision for options originally granted prior to January 1, 2003 that allows an optionee to exercise options and satisfy the option price by certifying ownership of mature shares of PPG common stock with equivalent market value.

The fair value of stock options issued to employees is measured on the date of grant and is recognized as expense over the requisite service period. PPG estimates the fair value of stock options using the Black-Scholes option pricing model. The risk-free interest rate is determined by using the U.S. Treasury yield curve at the date of the grant and using a maturity equal to the expected life of the option. The expected life of options is calculated using the average of the vesting term and the maximum term, as prescribed by accounting guidance on the use of the simplified method for determining the expected term of an employee share option. This method is used as the vesting term of stock options was changed to three years in 2004 and, as a result, the historical exercise data does not provide a reasonable basis upon which to estimate the expected life of options. The expected dividend yield and volatility are based on historical stock prices and dividend amounts over past time periods equal in length to the expected life of the options.

The following weighted average assumptions were used to calculate the fair values of stock option grants in each year:

	2010	2009	2008
Risk free interest rate	2.8%	2.8%	3.5%
Expected life of option in years	5.9	6.5	6.5
Expected dividend yield	3.4%	3.2%	3.1%
Expected volatility	28.5%	25.7%	24.2%

The weighted average fair value of options granted was $13.45 per share, $7.02 per share, and $13.21 per share for the years ended December 31, 2010, 2009, and 2008, respectively.

A summary of stock options outstanding and exercisable and activity for the year ended December 31, 2010 is presented below:

	Number of Shares	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life (in years)*	*Intrinsic Value (in millions)*
Outstanding, January 1, 2010	7,720,737	$57.51	4.8	$ 38
Granted	1,152,735	$64.04		
Exercised	(2,746,749)	$59.59		
Forfeited/Expired	(432,005)	$63.63		
Outstanding, December 31, 2010	5,694,718	$57.37	5.5	$152
Vested or expected to vest, December 31, 2010	5,659,170	$57.39	4.8	$151
Exercisable, December 31, 2010	3,234,095	$60.44	3.7	$ 76

At December 31, 2010, unrecognized compensation cost related to outstanding stock options that have not yet vested totaled $6 million. This cost is expected to be recognized as expense over a weighted average period of 1.6 years.

The following table presents stock option activity for the years ended December 31, 2010, 2009 and 2008:

(Millions)	2010	2009	2008
Total intrinsic value of stock options exercised	$ 37	$ 2	$ 2
Cash received from stock option exercises	146	12	13
Income tax benefit from the exercise of stock options	9	1	1
Total fair value of stock options vested	13	10	15

Restricted Stock Units

Long-term incentive value is delivered to selected key management employees by granting RSUs, which have either time or performance-based vesting features. The fair value of an RSU is equal to the market value of a share of PPG stock on the date of grant. Time-based RSUs vest over the three-year period following the date of grant, unless forfeited, and will be paid out in the form of stock, cash or a combination of both at the Company's discretion at the end of the three-year vesting period. Performance-based RSUs vest based on achieving specific annual performance targets for earnings per share growth and cash flow return on capital over the three-year period following the date of grant. Unless forfeited, the performance-based RSUs will be paid out in the form of stock, cash or a combination of both at the Company's discretion at the end of the three-year vesting period if PPG meets the performance targets. For awards granted in 2008, 2009 and 2010, the amount paid for performance-based awards may range from 0% to 180% of the original grant, based upon the frequency with which the annual earnings per share growth and cash flow return on capital performance targets are met over the three-year period. For the purposes of expense recognition, PPG has assumed that performance-based RSUs granted in 2008 and 2009 will vest at 150% and those granted in 2010 will vest at the 100% level. Four of the six performance targets were met during the performance vesting period of the 2008 grant. At December 31, 2010, three of the four possible performance targets had been met for the 2009 grant, and two of the two possible performance targets had been met for the 2010 grants.

The following table summarizes RSU activity for the year ended December 31, 2010:

	Number of Shares	*Weighted Average Fair Value*	*Intrinsic Value (in millions)*
Outstanding, January 1, 2010	1,003,740	$47.15	$ 59
Granted	358,902	$55.55	
Additional Shares Vested	245,878	$39.41	
Released from restrictions	(327,828)	$63.04	
Forfeited	(75,569)	$42.59	
Outstanding, December 31, 2010	1,205,123	$44.03	$101
Vested or expected to vest, December 31, 2010	1,191,892	$44.07	$100

There was $12 million of total unrecognized compensation cost related to unvested RSUs outstanding as of December 31, 2010. This cost is expected to be recognized as expense over a weighted average period of 1.6 years.

Contingent Share Grants

The Company also provides grants of contingent shares to selected key executives that may be earned based on PPG total shareholder return over the three-year period following the date of grant. Contingent share grants (referred to as "TSR awards") are made annually and are paid out at the end of each three-year period based on the Company's performance. Performance is measured by determining the percentile rank of the total shareholder return of PPG common stock in relation to the total shareholder return of the S&P 500 for the three-year period following the date of grant. The payment of awards following the three-year award period will be based on performance achieved in accordance with the scale set forth in the plan agreement and may range from 0% to 220% of the initial grant. A payout of 100% is earned if the target performance is achieved. Contingent share awards for the 2008–2010 period earn dividend equivalents during the three-year award period based on the original number of contingent shares granted, which are credited to participants quarterly in the form of common stock equivalents. For the 2009-2011 and 2010-2012 periods, dividend equivalents for the award period will be paid to participants with the award payout at the end of the period based on the actual number of contingent shares that are earned. Any payments made at the end of the award period may be made in the form of stock, cash or a combination of both. The TSR awards qualify as liability awards, and compensation expense is recognized over the three-year award period based on the fair value of the awards (giving consideration to the Company's percentile rank of total shareholder return) remeasured in each reporting period until settlement of the awards.

As of December 31, 2010, there was $6.4 million of total unrecognized compensation cost related to outstanding TSR awards based on the current estimate of fair value. This cost is expected to be recognized as expense over a weighted average period of 1.3 years.

22. Advertising Costs

Advertising costs are expensed in the year incurred and totaled $288 million, $268 million and $310 million in 2010, 2009 and 2008, respectively.

23. Research and Development

(Millions)	2010	2009	2008
Research and development – total	$ 408	$ 403	$ 468
Less depreciation on research facilities	14	15	17
Research and development – net	$ 394	$ 388	$ 451

24. Quarterly Financial Information (unaudited)

Millions (except per share amounts)	*2010 Quarter Ended*				
	March 31	*June 30*	*Sept. 30*	*Dec. 31*	*Total*
Net sales	$3,126	$3,458	$3,460	$3,379	$13,423
Cost of Sales[1]	1,944	2,076	2,108	2,086	8,214
Net income (attributable to PPG)	30	272	262	205	769
Earnings per common share	0.18	1.64	1.59	1.26	4.67
Earnings per common share – assuming dilution	$ 0.18	$ 1.63	$ 1.58	$ 1.24	$ 4.63

Millions (except per share amounts)	*2009 Quarter Ended*				
	March 31	*June 30*	*Sept. 30*	*Dec. 31*	*Total*
Net sales	$2,783	$3,115	$3,225	$3,116	$12,239
Cost of Sales[1]	1,718	1,898	1,989	1,934	7,539
Net (loss) income (attributable to PPG)	(111)	146	159	142	336
(Loss) earnings per common share	(0.68)	0.89	0.96	0.86	2.04
(Loss) earnings per common share – assuming dilution	$ (0.68)	$ 0.89	$ 0.96	$ 0.85	$ 2.03

(1) *Exclusive of depreciation and amortization.*

25. Reportable Business Segment Information

Segment Organization and Products

PPG is a multinational manufacturer with 13 operating segments that are organized based on the Company's major products lines. These operating segments are also the Company's reporting units for purposes of testing goodwill for impairment (see Note 1, "Summary of Significant Accounting Policies"). These operating segments were expanded during the first quarter of 2008 to include the protective and marine coatings operating segment, which is included in the Performance Coatings reportable segment, and the Architectural Coatings – EMEA (Europe, Middle East and Africa) operating segment, which is also a reportable business segment. These changes were a result of the SigmaKalon acquisition. The operating segments have been aggregated based on economic similarities, the nature of their products, production processes, end-use markets and methods of distribution into six reportable business segments.

The Performance Coatings reportable segment is comprised of the refinish, aerospace, architectural coatings – Americas and Asia Pacific and protective and marine coatings operating segments. This reportable segment primarily supplies a variety of protective and decorative coatings, sealants and finishes along with paint strippers, stains and related chemicals, as well as transparencies and transparent armor.

Notes to the Consolidated Financial Statements

The Industrial Coatings reportable segment is comprised of the automotive OEM, industrial and packaging coatings operating segments. This reportable segment primarily supplies a variety of protective and decorative coatings and finishes along with adhesives, sealants, inks and metal pretreatment products.

The Architectural Coatings – EMEA reportable segment is comprised of the architectural coatings – EMEA operating segment. This reportable segment primarily supplies a variety of coatings under a number of brands and purchased sundries to painting contractors and consumers in Europe, the Middle East and Africa.

The Optical and Specialty Materials reportable segment is comprised of the optical products and silicas businesses. The primary Optical and Specialty Materials products are *Transitions®* lenses, optical lens materials and high performance sunlenses; amorphous precipitated silicas for tire, battery separator and other end-use markets; and *Teslin®* substrate used in such applications as radio frequency identification (RFID) tags and labels, e-passports, drivers' licenses and identification cards. *Transitions®* lenses are processed and distributed by PPG's 51%-owned joint venture with Essilor International.

The Commodity Chemicals reportable segment is comprised of the chlor-alkali and derivatives operating segment. The primary chlor-alkali and derivative products are chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, calcium hypochlorite, ethylene dichloride, hydrochloric acid and phosgene derivatives.

The Glass reportable segment is comprised of the flat glass (formerly known as performance glazings) and fiber glass operating segments. This reportable segment primarily supplies flat glass and continuous-strand fiber glass products.

Production facilities and markets for Performance Coatings, Industrial Coatings, Architectural Coatings – EMEA, Optical and Specialty Materials, Commodity Chemicals and Glass are global. PPG's reportable segments continue to pursue opportunities to further develop markets in Asia, Eastern Europe and Latin America. Each of the reportable segments in which PPG is engaged is highly competitive. The diversification of our product lines and the worldwide markets served tend to minimize the impact on PPG's total sales and earnings of changes in demand in a particular market or in a particular geographic area.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to operating segments and evaluates the performance of operating segments based upon segment income, which is earnings before interest expense – net, income taxes and noncontrolling interests and excludes certain charges which are considered to be unusual or non-recurring. Legacy items include current costs related to former operations of the Company, including certain environmental remediation, pension and other postretirement benefit costs, and certain charges for legal and other matters which are considered to be unusual or non-recurring. These legacy costs are excluded from the segment income that is used to evaluate the performance of the operating segments. Legacy items also include equity earnings (loss) from PPG's approximately 40 percent investment in its former automotive glass and services business and $30 million and $40 million of costs in 2010 and 2009, respectively, related to the pension and other postemployment benefit liabilities of the divested business retained by PPG. Corporate unallocated costs include the costs of corporate staff functions not directly associated with the operating segments, the cost of corporate legal cases, net of related insurance recoveries, and the cost of certain insurance and employee benefit programs. Net periodic pension expense is allocated to the operating segments and the portion of net periodic pension expense related to the corporate staff functions is included in the Corporate unallocated costs.

For Optical and Specialty Materials, Commodity Chemicals and Glass, intersegment sales and transfers are recorded at selling prices that approximate market prices. Product movement between Performance Coatings, Industrial Coatings and Architectural Coatings – EMEA is limited, is accounted for as an inventory transfer and is recorded at cost plus a mark-up, the impact of which is not significant to the segment income of the three coatings reportable segments.

(Millions) **Reportable Business Segments**	Performance Coatings	Industrial Coatings	Architectural Coatings – EMEA	Optical and Specialty Materials	Commodity Chemicals	Glass[1]	Corporate / Eliminations / Non-Segment Items[2]	Consolidated Totals
2010								
Net sales to external customers	$4,281	$3,708	$1,874	$1,141	$1,434	$985	$ —	$13,423
Intersegment net sales	—	(1)	1	3	7	—	(10)	—
Total net sales	$4,281	$3,707	$1,875	$1,144	$1,441	$985	$(10)	$13,423
Segment income	$ 661	$ 378	$ 113	$ 307	$ 189	$ 74	$ —	$ 1,722
Corporate unallocated[3]								(153)
Legacy items[4]								(55)
Asbestos settlement – net (See Note 16)								(12)
Interest expense, net of interest income								(155)
Unallocated stock based compensation (See Note 21)[5]								(52)
Income before income taxes								$ 1,295
Depreciation and amortization (See Note 1)	$ 117	$ 95	$ 107	$ 36	$ 39	$ 56	$ 20	$ 470
Share of net earnings (loss) of equity affiliates	2	2	1	—	(1)	26	15	45
Segment assets[6]	4,027	2,620	2,759	597	587	893	3,492	14,975
Investment in equity affiliates	13	13	18	—	1	156	215	416
Expenditures for property	89	68	51	39	40	32	20	339
2009								
Net sales to external customers	$4,095	$3,068	$1,952	$1,002	$1,273	$849	$ —	$12,239
Intersegment net sales	—	—	—	3	9	—	(12)	—
Total net sales	$4,095	$3,068	$1,952	$1,005	$1,282	$849	$(12)	$12,239
Segment income	$ 551	$ 159	$ 128	$ 235	$ 152	$ (39)	$ —	$ 1,186
Corporate unallocated[3]								(107)
Legacy items[4]								(63)
Business restructuring (See Note 8)								(186)
Asbestos settlement – net (See Note 16)								(13)
Interest expense, net of interest income								(166)
Unallocated stock based compensation (See Note 21)[5]								(34)
Income before income taxes								$ 617
Depreciation and amortization (See Note 1)	$ 120	$ 98	$ 109	$ 36	$ 40	$ 58	$ 19	$ 480
Share of net earnings (loss) of equity affiliates	2	1	1	—	(3)	(5)	(1)	(5)
Segment assets[6]	4,003	2,592	2,987	576	564	846	2,672	14,240
Investment in equity affiliates	11	9	19	—	2	117	207	365
Expenditures for property	51	48	38	32	24	27	11	231

Notes to the Consolidated Financial Statements

(Millions) **Reportable Business Segments**	Performance Coatings	Industrial Coatings	Architectural Coatings – EMEA	Optical and Specialty Materials	Commodity Chemicals	Glass[1]	Corporate / Eliminations / Non-Segment Items[2]	Consolidated Totals
2008								
Net sales to external customers	$4,716	$3,999	$2,249	$1,134	$1,837	$1,914	$ —	$15,849
Intersegment net sales	—	—	—	4	8	—	(12)	—
Total net sales	$4,716	$3,999	$2,249	$1,138	$1,845	$1,914	$(12)	$15,849
Segment income	$ 582	$ 212	$ 141	$ 244	$ 340	$ 70	$ —	$ 1,589
Corporate unallocated[3]								(88)
Legacy items[4]								(28)
Business restructuring (See Note 8)								(163)
Gain on automotive glass and services divestiture (See Note 3)								15
Depreciation catch-up charge (See Note 3)								(17)
Divestiture-related benefit costs (See Note 3)								(19)
Acquisition related costs								(117)
Asbestos settlement – net (See Note 16)								(4)
Interest expense, net of interest income								(227)
Unallocated stock based compensation (See Note 21)[5]								(33)
Income before income taxes								$ 908
Depreciation and amortization (See Note 1)	$ 133	$ 109	$ 121	$ 36	$ 44	$ 98	$ 22	$ 563
Share of net earnings (loss) of equity affiliates	2	1	2	—	(8)	14	(8)	3
Segment assets[6]	4,190	2,699	3,003	615	603	923	2,665	14,698
Investment in equity affiliates	3	14	18	—	3	137	206	381
Expenditures for property	139	198	525	49	35	61	25	1,032

(Millions) **Geographic Information**	2010	2009	2008
Net sales[7]			
The Americas			
United States	$ 5,623	$ 5,113	$ 7,115
Other Americas	1,040	867	1,185
Europe, Middle East and Africa ("EMEA")	4,536	4,458	5,677
Asia	2,224	1,801	1,872
Total	$13,423	$12,239	$15,849
Segment income			
The Americas			
United States	$ 893	$ 623	$ 899
Other Americas	99	61	72
EMEA	387	263	383
Asia	343	239	235
Total	$ 1,722	$ 1,186	$ 1,589
Property—net			
The Americas			
United States	$ 1,274	$ 1,294	$ 1,330
Other Americas	106	113	116
EMEA	897	997	1,006
Asia	409	350	346
Total	$ 2,686	$ 2,754	$ 2,798

(1) Glass net sales, intersegment sales and segment income include the results of the automotive glass and services business through September 30, 2008.
(2) Corporate intersegment net sales represent intersegment net sales eliminations. Corporate unallocated costs include the costs of corporate staff functions not directly associated with the operating segments and certain legal and benefit costs. Corporate/non-segment assets are principally cash and cash equivalents, cash held in escrow, short term investments, deferred tax assets and the approximately 40 percent investment in the former automotive glass and services business.
(3) The increase in Corporate unallocated costs in 2010 is due to higher variable pay and benefit costs and transaction losses on foreign currency balance sheet exposures.
(4) Legacy items include current costs related to former operations of the Company, including certain environmental remediation, pension and other postretirement benefit costs, legal costs and certain charges which are considered to be non-recurring, including a charge related to flat-glass antitrust matters in the third quarter of 2010. Legacy items also include equity earnings (loss) from PPG's approximately 40 percent investment in Pittsburgh Glass Works (former automotive glass and services business). The increase in 2009 and 2010 were due to pension and other postretirement benefit costs related to the liability for the former automotive glass and services business retained by PPG. There were higher equity earnings from Pittsburgh Glass Works in 2010 compared to 2009.
(5) Unallocated stock based compensation includes the cost of stock options, restricted stock units and contingent share grants which are not allocated to the operating segments.
(6) Segment assets are the total assets used in the operation of each segment. Corporate assets are principally cash and cash equivalents, cash held in escrow, short term investments, deferred tax assets and the approximate 40 percent investment in Pittsburgh Glass Works (former automotive glass and services business).
(7) Net sales to external customers are attributed to geographic regions based upon the location of the operating unit shipping the product.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.*

Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

(b) *Changes in internal control.*

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Management Report on page 29 for management's annual report on internal control over financial reporting. See Report of Independent Registered Public Accounting Firm on page 28 for Deloitte & Touche LLP's attestation report on the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information about the Company's directors required by Item 10 and not otherwise set forth below is contained under the caption "Proposal 1: Election of Directors" in PPG's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders (the "Proxy Statement") which the Company anticipates filing with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the Company's fiscal year, and is incorporated herein by reference.

The executive officers of the Company are elected by the Board of Directors. The information required by this item concerning the Company's executive officers is incorporated by reference herein from Part I of this report under the caption "Executive Officers of the Company."

Information regarding the Company's Audit Committee is included in the Proxy Statement under the caption "Corporate Governance – Audit Committee" and is incorporated herein by reference.

Information regarding the Company's codes of ethics is included in the Proxy Statement under the caption "Corporate Governance – Codes of Ethics" and is incorporated herein by reference.

Information about compliance with Section 16(a) of the Exchange Act is included in the Proxy Statement under the caption "Beneficial Ownership – Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 is contained in the Proxy Statement under the captions "Compensation of Directors," "Compensation Discussion and Analysis," "Compensation of Executive Officers," "Potential Payments upon Termination or Change in Control," "Corporate Governance – Compensation Committee Interlocks and Insider Participation," and "Corporate Governance – Officers-Directors Compensation Committee Report to Shareholders" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is contained in the Proxy Statement under the captions "Beneficial Ownership" and "Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is contained in the Proxy Statement under the captions "Corporate Governance – Director Independence," "Corporate Governance – Review and Approval or Ratification of Transactions with Related Persons" and "Corporate Governance – Certain Relationships and Related Transactions" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is contained in the Proxy Statement under the caption "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K:

	Page
Internal Controls – Report of Independent Registered Public Accounting Firm	28
Management Report	29
Consolidated Financial Statements – Report of Independent Registered Public Accounting Firm	29
Consolidated Statement of Income for the Years Ended December 31, 2010, 2009 and 2008	30
Consolidated Balance Sheet as of December 31, 2010 and 2009	31
Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2010, 2009 and 2008	32
Consolidated Statement of Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2009 and 2008	32
Consolidated Statement of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	33
Notes to the Consolidated Financial Statements	34

(a)(2) Consolidated Financial Statement Schedule for years ended December 31, 2010, 2009 and 2008.

The following should be read in conjunction with the previously referenced financial statements:

Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts for the Years Ended December 31, 2010, 2009 and 2008

(Millions)	*Balance at Beginning of Year*	*Charged to Costs and Expenses*	*Other Additions*[1]	*Deductions*[2]	*Balance at End of Year*
2010	$122	$18	$—	$(49)	$ 91
2009	$103	$59	$—	$(40)	$122
2008	$ 51	$52	$38	$(38)	$103

(1) *Represents allowance for doubtful accounts of acquired businesses.*
(2) *Notes and accounts receivable written off as uncollectible, net of recoveries, amounts attributable to divestitures and changes attributable to foreign currency translation.*

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits. The following exhibits are filed as a part of, or incorporated by reference into, this Form 10-K.

3 PPG Industries, Inc., Restated Articles of Incorporation, as amended, were filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1995.

3.1 Statement with Respect to Shares, amending the Restated Articles of Incorporation effective April 21, 1998, was filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1998.

3.2 Amendment to Restated Articles of Incorporation of PPG Industries, Inc., as amended, effective April 27, 2007, was filed as Exhibit 3.1b to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

3.3 PPG Industries, Inc., Bylaws, as amended and restated on April 19, 2007, were filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

4 Indenture, dated as of Aug. 1, 1982, was filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (No. 333-44397) dated January 16, 1998.

4.1 First Supplemental Indenture, dated as of April 1, 1986, was filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (No. 333-44397) dated January 16, 1998.

4.2 Second Supplemental Indenture, dated as of October 1, 1989, was filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (No. 333-44397) dated January 16, 1998.

4.3 Third Supplemental Indenture, dated as of November 1, 1995, was filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 (No. 333-44397) dated January 16, 1998.

4.4 Indenture, dated as of June 24, 2005, was filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 20, 2005.

4.5 Indenture, dated as of March 18, 2008, was filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 18, 2008.

4.6 Supplemental Indenture, dated as of March 18, 2008, was filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 18, 2008.

4.7 Second Supplemental Indenture, dated as of November 12, 2010, was filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on November 12, 2010.

*10 PPG Industries, Inc. Nonqualified Retirement Plan, as amended and restated September 24, 2008, was filed as Exhibit 10 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.1 Form of Change in Control Employment Agreement entered into with executives prior to January 1, 2008, as amended, was filed as Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2007.

*10.2 Form of Change in Control Employment Agreement entered into with executives on or after January 1, 2008 through December 31, 2009, was filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2007.

*10.3 Form of Change in Control Employment Agreement entered into with executives on or after January 1, 2010, was filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2009.

*10.4 PPG Industries, Inc. Deferred Compensation Plan for Directors related to compensation deferred prior to January 1, 2005, was filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997.

*10.5 PPG Industries, Inc. Deferred Compensation Plan for Directors related to compensation deferred on or after January 1, 2005, as amended February 15, 2006, was filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006.

*10.6 PPG Industries, Inc. Deferred Compensation Plan related to compensation deferred prior to January 1, 2005, as amended effective July 14, 2004, was filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2004.

*10.7 PPG Industries, Inc. Deferred Compensation Plan related to compensation deferred on or after January 1, 2005, as amended and restated September 24, 2008, was filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.8 PPG Industries, Inc. Executive Officers' Long Term Incentive Plan was filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 16, 2005.

*10.9 PPG Industries, Inc. Incentive Compensation Plan for Key Employees, as amended April 20, 2006, was filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.10 PPG Industries, Inc. Management Award Plan, as amended April 20, 2006, was filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.11 PPG Industries, Inc. Stock Plan, dated as of April 17, 1997, as amended July 20, 2005, was filed as Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005.

*10.12 PPG Industries, Inc. Omnibus Incentive Plan was filed as Exhibit 10.18 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006.

*10.13 Form of Non-Qualified Option Agreement for Directors was filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated February 15, 2005.

*10.14 Form of time-vested Restricted Stock Unit Award Agreement, was filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.15 Form of Non-Qualified Stock Option Award Agreement, was filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.16 Form of Nonqualified Stock Option Award Agreement, was filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.17 Form of TSR Share Award Agreement, was filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.18 Form of TSR Share Award Agreement, was filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.19 Form of performance-based Restricted Stock Unit Award Agreement for Key Employees, was filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.20 Form of Performance-Based Restricted Stock Unit Award Agreement for Key Employees, was filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.21 Form of performance-based Restricted Stock Unit Award Agreement, was filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2008.

*10.22 Form of Performance-Based Restricted Stock Unit Award Agreement, was filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.23 Form of Time-Vested Restricted Stock Unit Award Agreement, was filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.24 Form of letter to certain executives regarding 2008 deferred compensation plan elections, was filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2007.

10.25 €650 million credit facility dated December 3, 2007 and entered into among PPG Industries, Inc. and certain of its subsidiaries with multiple banks and financial institutions and Societe Generale, as facility agent for the lenders, was filed as Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2010.

10.26 Three-Year Credit Agreement, dated August 2, 2010, among PPG Industries, Inc.; the several banks and financial institutions party thereto; JPMorgan Chase Bank, N.A., as administrative agent; J.P. Morgan Securities, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd. and BNP Paribas Securities Corp., as co-lead arrangers and co-bookrunners; and The Bank of Tokyo-Mitsubishi UFJ, Ltd. and BNP Paribas, as co-syndication agents was filed Exhibit 10 to the Registrant's Current Report on Form 8-K filed on August 6, 2010.

*10.27 Material terms of retirement arrangement with William H. Hernandez, was filed as Exhibit 10 to the Registrant's Current Report on Form 8-K filed on May 21, 2009.

*10.28 Letter agreement with Robert J. Dellinger, was filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

*10.29 Employment Agreement between PPG Industries Europe Sàrl, Rolle and Pierre-Marie DeLeener, was filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

†12 Computation of Ratio of Earnings to Fixed Charges for the Five Years Ended December 31, 2010.

†13.1 Market Information, Dividends and Holders of Common Stock.

†13.2 Selected Financial Data for the Five Years Ended December 31, 2010.

†21 Subsidiaries of the Registrant.

†23 Consent of Independent Registered Public Accounting Firm.

†24 Powers of Attorney.

†31.1 Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†31.2 Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**101.INS XBRL Instance Document

**101.SCH XBRL Taxonomy Extension Schema Document

**101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

**101.DEF XBRL Taxonomy Extension Definition Linkbase Document

**101.LAB XBRL Taxonomy Extension Label Linkbase Document

**101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

† Filed herewith.

* Management contracts, compensatory plans or arrangements required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.

** Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language) for the year ended December 31, 2010: (i) the Consolidated Statement of Income, (ii) the Consolidated Balance Sheet, (iii) the Consolidated Statement of Shareholders' Equity, (iv) the Consolidated Statement of Comprehensive Income (Loss), (v) the Consolidated Statement of Cash Flows, (vi) Notes to Consolidated Financial Statements and (vii) Financial Schedule of Valuation and Qualifying Accounts. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on February 17, 2011.

PPG INDUSTRIES, INC.
(Registrant)

By

R. J. Dellinger, *Senior Vice President, Finance and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on February 17, 2011.

Signature.	Capacity
C. E. Bunch	Director, Chairman of the Board and Chief Executive Officer
R. J. Dellinger	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
S. F. Angel	Director
J. G. Berges	Director
H. Grant	Director
V. F. Haynes	Director
M. J. Hooper	Director
R. Mehrabian	Director
M. H. Richenhagen	Director
R. Ripp	Director
T. J. Usher	Director
D. R. Whitwam	Director

By

R. J. Dellinger, *Attorney-in-Fact*

Certifications

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Charles E. Bunch, certify that:

1. I have reviewed this annual report on Form 10-K of PPG Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Charles E. Bunch
Chairman of the Board and Chief Executive Officer
February 17, 2011

Certifications

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, Robert J. Dellinger, certify that:

1. I have reviewed this annual report on Form 10-K of PPG Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Robert J. Dellinger
Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
February 17, 2011

Certifications

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of PPG Industries, Inc. for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles E. Bunch, Chief Executive Officer of PPG Industries, Inc., certify to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PPG Industries, Inc.

Charles E. Bunch
Chairman of the Board and Chief Executive Officer
February 17, 2011

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of PPG Industries, Inc. for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Dellinger, Chief Financial Officer of PPG Industries, Inc., certify to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PPG Industries, Inc.

Robert J. Dellinger
Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
February 17, 2011

Officer Changes

The following are officer changes since April 2010:

June 2010

William A. Wulfsohn, Senior Vice President, Industrial Coatings resigned

July 2010

Glenn E. Bost II was promoted from Vice President and Associate General Counsel to Senior Vice President and General Counsel and joined the Executive Committee, replacing **James C. Diggs** who retired

August 2010

J. Rich Alexander was appointed Executive Vice President, Performance Coatings, joined the Executive Committee and assumed additional responsibility for Corporate Communications

Pierre-Marie De Leener was appointed Executive Vice President, Architectural Coatings, Europe, Middle East and Africa and President, PPG Europe, joined the Executive Committee and assumed additional responsibility for Corporate Information Technology

J. Craig Jordan was promoted from Director, Employee and Labor Relations to Vice President, Human Resources, replacing **Charles W. Wise** who retired

Cynthia A. Niekamp was appointed Senior Vice President, Automotive Coatings

Michael H. McGarry, Senior Vice President, Commodity Chemicals, assumed additional responsibility for Corporate Environment Health & Safety

Viktoras Sekmakas was appointed Senior Vice President, Industrial Coatings and President, Asia/Pacific Coatings and assumed additional responsibility for the Packaging Coatings business unit

September 2010

Victoria Holt, Senior Vice President Glass and Fiber Glass resigned

Gregory Benckart was appointed Vice President, Automotive Refinish, United States and Canada

Benjamin Tan was appointed Vice President, Protective and Marine Coatings, Asia/Pacific

Ram Vadlamannati was appointed Vice President, Automotive Refinish, EMEA

Chunping (Willie) Wu was appointed Vice President, Industrial Coatings, Asia/Pacific

October 2010

Pauline Yuen's accountabilities were expanded and she was appointed Vice President, Refinish Coatings, Asia, and Architectural Coatings, China

J. Rich Alexander, Executive Vice President, Performance Coatings, assumed additional responsibility for the Glass segment businesses

Jean-Marie Greindl was promoted from Managing Director, Architectural Coatings, EMEA, Region Southern Europe & Retail to Vice President, Automotive Coatings, Europe

Greg Molyneux was promoted from Managing Director, Architectural Coatings, EMEA, Region UK and Ireland to Vice President Architectural Coatings, Western Europe

Sharon Piciacchio assumed additional Global Supply Chain responsibilities and was appointed Vice President, Chlor-Alkali Marketing, Services and Cal-Hypo, and Global Supply Chain

Vincent Robin was promoted from General Manager Automotive Coatings, EMEA to Vice President, Automotive Coatings, Asia/Pacific

November 2010

Tom Kerr was promoted from Director, Strategic Operations for Fiber Glass to Vice President, Fiber Glass

January 2011

Anup Jain joined PPG as Vice President, Strategic Planning and Corporate Development

Aziz Giga was named Vice President and Treasurer

Trademarks

The following are trademarks and/or registered trademarks of PPG and its related entities and used in this report:
Amercoat, Boonstoppel, Brander, CR-39, Dekoral, Freitag, Guittet, Hera, Histor, Ivy, Johnstone's, Leyland, Master's Mark, Olympic, Penitures Gauthier, PPG logo, PPG Pittsburgh Paints, PPG Porter Paints, Primalex, Prominent Paints, Rambo, Ripolin, Seigneurie, Sigma Coatings, Taubmans, Teslin, Trinat, Trivex.

Lucite is a registered trademark of E.I. DU PONT DE NEMOURS AND COMPANY, used under license.

Renner is a registered trademark of Renner Herrmann S.A. and Renner Sayerlack S.A., used under license.

FSC and tree logo is a registered certification mark of Forest Stewardship Council, A.C., used under license.

Transitions is a trademark of Transitions Optical, Inc.

Other company, product and service names used in this report may be trademarks or service marks of other parties.

Five-Year Digest

All amounts are in millions of dollars except per share data and number of employees.	2010	2009	2008	2007	2006
Consolidated Statement of Income					
Net sales	13,423	12,239	15,849	12,220	10,938
Income before income taxes	1,295	617	908	1,315	1,053
Income tax expense	415	191	284	383	275
Income from continuing operations, net of tax	769	336	538	856	707
(Loss) income from discontinued operations, net of tax	—	—	—	(22)	4
Net income (attributable to PPG)	769	336	538	834	711
Return on average capital (%)(1)	12.9	6.6	8.6	16.4	16.6
Return on average equity (%)	21.0	10.1	13.0	22.4	21.6
Earnings per common share:					
Income from continuing operations	4.67	2.04	3.27	5.20	4.27
(Loss) income from discontinued operations	—	—	—	(0.13)	0.02
Net income (attributable to PPG)	4.67	2.04	3.27	5.07	4.29
Weighted average common shares outstanding	164.5	164.8	164.6	164.5	165.7
Earnings per common share – assuming dilution:					
Income from continuing operations	4.63	2.03	3.25	5.16	4.25
(Loss) income from discontinued operations	—	—	—	(0.13)	0.02
Net income (attributable to PPG)	4.63	2.03	3.25	5.03	4.27
Adjusted weighted average common shares outstanding	165.9	165.5	165.4	165.9	166.5
Dividends	360	353	343	335	316
Per share	2.18	2.13	2.09	2.04	1.91
Consolidated Balance Sheet					
Current assets	7,058	5,981	6,348	6,941	4,654
Current liabilities	3,625	3,577	4,210	4,632	2,789
Working capital	3,433	2,404	2,138	2,309	1,865
Property (net)	2,686	2,754	2,798	2,578	2,466
Total assets	14,975	14,240	14,698	12,629	10,067
Long-term debt	4,043	3,074	3,009	1,201	1,155
Total PPG shareholders' equity	3,638	3,753	3,333	4,151	3,280
Per share	21.93	22.65	20.30	25.34	19.99
Other Data					
Capital spending(2)	341	265	2,056	597	771
Depreciation expense	346	354	428	345	332
Amortization expense	124	126	135	58	43
Interest expense	189	193	254	93	83
Quoted market price					
High	84.59	62.31	71.00	82.42	69.80
Low	56.96	28.16	35.94	64.01	56.53
Year end	84.07	58.54	42.43	70.23	64.21
Price/earnings ratio(3)					
High	18	31	22	16	16
Low	12	14	11	13	13
Average number of employees	38,300	39,900	44,900	34,900	32,200

(1) Return on average capital is calculated using pre-interest, aftertax earnings and average debt and equity during the year.
(2) Includes the cost of businesses acquired.
(3) Price/earnings ratios were calculated based on high and low market prices during the year and the respective year's earnings per common share.

PPG Shareholder Information

Quarterly Stock Market Price

Quarter Ended	2010 High	2010 Low	2010 Close	2009 High	2009 Low	2009 Close
March 31	$ 66.63	$ 56.96	$ 65.40	$ 45.45	$ 28.16	$ 36.90
June 30	72.24	59.01	60.41	46.91	35.61	43.90
September 30	73.99	59.69	72.80	60.45	41.21	58.21
December 31	84.59	72.10	84.07	62.31	55.27	58.54

The number of holders of record of PPG common stock as of Jan. 31, 2011, was 18,894 per the records of the company's transfer agent.

Dividends

Month of Payment	2010 *Amount (Millions)*	2010 *Per Share*	2009 *Amount (Millions)*	2009 *Per Share*
March	$ 90	$ .54	$ 87	$ .53
June	90	.54	87	.53
September	90	.55	88	.53
December	90	.55	91	.54
Total	$ 360	$ 2.18	$ 353	$ 2.13

PPG has paid uninterrupted dividends since 1899. The latest quarterly dividend of 55 cents per share was approved by the board of directors on Jan. 20, 2011, payable March 11, 2011, to shareholders of record Feb. 18, 2011. The company has increased its annual dividend payment for the past 39 consecutive years. PPG's last dividend increase was announced in July 2010.



Shareholder Return Performance Graph

These line graphs compare the yearly percentage changes in the cumulative total shareholder value return of the company's common stock with the cumulative total return of the Standard & Poor's Composite 500 Stock Index ("S&P 500 Index"), the Standard & Poor's 500 Materials Sector Index ("S&P 500 Materials Index") and a Peer Group, for the five-year and ten-year periods beginning Dec. 31, 2005, and Dec. 31, 2000, respectively, and ending Dec. 31, 2010. The information presented in these graphs assumes that the investment in the company's common stock and each index was $100 on Dec. 31, 2005, and Dec. 31, 2000, and that all dividends were reinvested.

PPG changed one of the benchmarks for the five-year and ten-year cumulative total return comparison from the S&P 500 Materials Index to a defined Peer Group, which includes coatings companies AkzoNobel, The Sherwin-Williams Co., The Valspar Corp., RPM International Inc., and Masco Corp. It also includes the companies in the S&P Diversified Chemicals Index, which currently includes E.I. DuPont de Nemours & Co., The Dow Chemical Co., Eastman Chemical Co., and FMC Corp. PPG will remove the S&P 500 Materials Index from the comparison as this index includes many companies that are in businesses unrelated to PPG's businesses. As required by the regulations, the accompanying five-year and ten-year performance graphs include both the defined Peer Group and the S&P 500 Materials Index in this, the year of change.

Comparison of Five-Year Cumulative Total Return


PPG
S&P 500 Index
Peer Group
S&P 500 Materials Index
200
150
100
50

	12/05	12/06	12/07	12/08	12/09	12/10
PPG Industries, Inc.	100	114.29	128.64	80.63	116.64	173.04
S&P 500 Index	100	115.79	122.16	76.96	97.33	111.99
Peer Group	100	112.19	113.51	64.09	98.60	128.78
S&P 500 Materials Index	100	118.63	145.35	78.99	117.36	143.42

Comparison of Ten-Year Cumulative Total Return


PPG
S&P 500 Index
Peer Group
S&P 500 Materials Index
300
250
200
150
100
50

	12/00	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10
PPG Industries, Inc.	100	115.22	115.31	152.19	166.82	145.81	166.65	187.57	117.57	170.08	252.31
S&P 500 Index	100	88.11	68.64	88.33	97.94	102.75	118.98	125.52	79.08	100.01	115.07
Peer Group	100	93.31	88.45	110.93	132.78	122.94	137.92	139.54	78.79	121.22	158.32
S&P 500 Materials Index	100	103.48	97.83	135.20	153.03	159.80	189.56	232.27	126.22	187.54	229.17

World Headquarters
One PPG Place
Pittsburgh, PA 15272 USA
(412) 434-3131
www.ppg.com

Transfer Agent & Registrar
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
PPG-dedicated phone: (800) 648-8160
www.bnymellon.com/shareowner/isd

Annual Meeting of Shareholders
Thursday, April 21, 2011, 11 a.m.
David L. Lawrence Convention Center
Spirit of Pittsburgh Ballroom B
1000 Fort Duquesne Blvd.
Pittsburgh, PA 15222

Investor Relations
PPG Industries, Inc.
Investor Relations
One PPG Place 40E
Pittsburgh, PA 15272
(412) 434-3318

Specific questions regarding the transfer or replacement of stock certificates, dividend check replacement, dividend tax information or the direct purchase plan with dividend reinvestment option should be made to BNY Mellon Shareowner Services directly at (800) 648-8160, or by logging on to Investor Service Direct at www.bnymellon.com/shareowner/isd.

Stock Exchange Listings
PPG common stock is listed on the New York Stock Exchange (symbol: PPG).

Publications Available to Shareholders
Copies of the following publications will be furnished without charge upon written request to Corporate Communications, PPG Industries, Inc., One PPG Place, Pittsburgh, PA 15272. Most of these are also available on the Internet at www.ppg.com, Investor Center, Shareholder Services. The publications include: Annual Report and Form 10-K, including the financial schedule and other exhibits; PPG Industries Blueprint; PPG's Global Code of Ethics; PPG's Code of Ethics for Senior Financial Officers; PPG's Corporate Sustainability Report; and Facts About PPG.


VOLUME
+
MONIT

PPG Industries
One PPG Place
Pittsburgh, PA 15272 USA
(412) 434-3131
www.ppg.com

AR-CORP-0211-ENG-15K

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